Exhibit 99.2

3 01 4 05 4 8 .5 SUPPORT AGREEMENT WHEREAS , this support agreement (the “ Support Agreement ”), dated as of July 8 , 2020 , sets out the agreement among Sagard Credit Partners, LP, Sagard Credit Partners (Cayman), LP, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC and OC II LVS XIV LP (collectively, the “ Lenders ”) and Just Energy Group Inc . (the “ Company ” or “ Just Energy ”) regarding a recapitalization transaction (the “ Recapitalization Transaction ”) in respect of the Company, as more fully described in the recapitalization term sheet attached as Schedule A (the “ Term Sheet ”, with the terms of the Recapitalization Transaction set out therein and herein being, collectively, the “ Recapitalization Transaction Terms ”), which Recapitalization Transaction Terms are to form the basis of the Recapitalization Transaction to be partly implemented pursuant to a plan of arrangement (the “ Plan ”) to be filed by the Company in proceedings commenced by the Company under section 192 of the Canada Business Corporations Act (the “ CBCA ”) before the Ontario Superior Court of Justice (Commercial List) in Toronto (the “ Court ”) (the “ Proceedings ”) . AND WHEREAS , capitalized terms used but not otherwise defined in the main body of this Support Agreement have the meanings given to them in Schedule B . NOW THEREFORE , the Company and the Lenders (each a “ Party ” and collectively, the “ Parties ”) hereby agree as follows : 1. Recapitalization Transaction The Recapitalization Transaction Terms as agreed among the Parties are set forth in this Support Agreement and in the Term Sheet, which Term Sheet is incorporated herein and made a part of this Support Agreement . In the case of a conflict between the provisions contained in the main body of this Support Agreement and the Term Sheet, the provisions of the main body of this Support Agreement shall govern . LEGAL_1:61535341.14 2. Representations and Warranties of the Lenders Each Lender, severally and not jointly, hereby represents and warrants to the Company that as of the date hereof: (a) it is the sole beneficial owner of: (i) Debt in the principal amount(s) set forth on its signature page to this Support Agreement (together with all obligations owing in respect thereof, including accrued and unpaid interest and any other amount that such Lender is entitled to claim in respect thereof pursuant to the Debt Documents or otherwise, its “ Relevant Debt ”), and no other Debt ; and (ii) that number of Shares set forth on its signature page to this Support Agreement (the “ Relevant Shares ”), and no other Shares;

3 01 4 05 4 8 .5 (b) it has the authority to vote or direct the voting of its Relevant Debt and Relevant Shares ; (c) it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement ; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement ; (iii) has obtained such independent advice in this regard as it deemed appropriate ; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors ; (d) this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Support Agreement constitutes a legal, valid and binding obligation of such Lender, enforceable against such Lender in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity ; (e) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Support Agreement and to perform its obligations hereunder ; and 2 LEGAL_1:61535341.14 (f) it has not deposited any of its Relevant Debt or Relevant Shares into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, with respect to the voting of its Relevant Debt or Relevant Shares where such trust, grant, agreement, understanding, arrangement, lien, charge, encumbrance or similar restriction would reasonably be expected to restrict in any material manner the ability of such Lender to comply with its obligations under this Support Agreement, including the obligations in Secti on 4 . 3. The Company’s Representations and Warranties The Company represents and warrants to each of the Lenders that as of the date hereof: (a) it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Support Agreement ; (ii) has conducted its own analysis and made its own decision to enter into this Support Agreement ; (iii) has obtained such independent advice in this regard as it deemed appropriate ; and (iv) has not relied in such analysis or decision on any Person other than its own independent advisors ; (b) this Support Agreement has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by all Parties, this Support Agreement constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity ;

3 01 4 05 4 8 .5 (c) it is, and all of its material subsidiaries are, duly organized, validly existing and in good standing under the laws of the jurisdiction of their incorporation and have all necessary approvals, power and authority to execute and deliver this Support Agreement and to perform their obligations hereunder ; (d) the Company is not a U . S . Real Property Holding Corporation under applicable laws ; and (e) the execution and delivery of this Support Agreement by it and the completion by it of the transactions contemplated herein do not and will not in any material respect, (i) violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets or material subsidiaries or (ii) result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, bylaws or other constating documents . 3 LEGAL_1:61535341.14 4. Lenders’ Covenants and Agreements Subject to, and in consideration of, the matters set forth in Section 5 below, each Lender hereby acknowledges, covenants and agrees: (a) to the Recapitalization Transaction Terms and the implementation of same pursuant to the Proceedings in part and in accordance with the timeline set forth in Section 5 (e) hereof (as the same may be amended pursuant to the terms of this Support Agreement) ; (b) not to, directly or indirectly, from the date hereof to the date this Support Agreement is terminated : (i) sell, assign, lend, pledge, hypothecate, dispose or otherwise transfer any of its Relevant Debt or Relevant Shares or any rights or interests therein (or permit any of the foregoing with respect to any of its Relevant Debt or Relevant Shares) or enter into any agreement, arrangement or understanding in connection therewith except with the prior written consent of Just Energy, provided that each Lender may transfer some or all of its Relevant Debt or Relevant Shares to any other Lender or to a transferee that has executed a joinder agreement in form and substance satisfactory to the Company, acting reasonably, whereby such transferee is bound by the terms of this Support Agreement in respect of such transferred Relevant Debt or Relevant Shares and in which event the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Support Agreement in respect of such Relevant Debt or Relevant Shares ; or (ii) deposit any of its Relevant Debt or Relevant Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or

3 01 4 05 4 8 .5 arrangement, with respect to the voting of its Relevant Debt or Relevant Shares; (c) not to take any action, or omit to take any action, that is inconsistent with its obligations under this Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the Plan ; (d) not to propose, file, solicit, vote for or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the Plan, except with the prior written consent of the Company and subject to Section 7 hereof ; (e) to vote (or cause to be voted) all of its Relevant Debt and Relevant Shares, as applicable : 4 LEGAL_1:61535341.14 (i) in favour of the approval, consent, ratification and adoption of the Plan (and any actions required in furtherance thereof) in accordance with the terms herein ; and (ii) against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction or the Plan, as applicable, subject to Section 7 hereof, and that it shall tender its proxy for any such vote in compliance with any deadlines set forth in the Interim Order; (f) to allow the Company to disclose the existence and factual details of this Support Agreement with respect to any public disclosure, including, without limitation, press releases and court materials, and the filing of this Support Agreement on SEDAR and/or EDGAR and with the Court in connection with the Proceedings provided, however, that the Company shall not in any press release or other public announcement, statement or commentary specifically name the Lenders, and provided further that any such public disclosure shall be in form and substance acceptable to the Lenders, acting reasonably ; and (g) to, from the date hereof until the Outside Date, waive: (i) compliance by the Company with Sections 8.01(30), 8.02(1), 8.02(2) and 9.01(23) of the Term Loan Agreement; and (ii) payment in cash of any interest due and payable by the Company pursuant to the Term Loan Agreement, provided that such interest shall be paid in kind and capitalized and added to the outstanding principal amount of the Debt .

3 01 4 05 4 8 .5 5. 5 LEGAL_1:61535341.14 Company’s Covenants and Agreements Subject to, and in consideration of, the matters set forth in Section 4 above, the Company hereby acknowledges, covenants and agrees, subject to Section 9 hereof: (a) to the Recapitalization Transaction Terms; (b) to pursue the completion of the Recapitalization Transaction in a diligent manner and within the timeline set forth herein and in the Term Sheet, and not to take any action, or omit to take any action, that is inconsistent with its obligations under this Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction and the Plan, subject to Sections 7 and 9 hereof ; (c) to ensure that the Recapitalization Transaction, the Plan and any transaction pursuant to an Alternative Transaction Process is structured in a tax efficient manner that preserves favourable tax attributes to the extent reasonably possible and that will not give rise to any materially adverse tax consequences for the Company or its properties and assets ; (d) not to propose, file, solicit or otherwise support any alternative offer, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for the Company or any of its material subsidiaries, including any proceeding under the CBCA, other legislation or otherwise, that is inconsistent with the Recapitalization Transaction and the Plan, except with the prior written consent of the Lenders, subject to Sections 7 and 9 hereof ; (e) to file the Plan on a timely basis consistent with the terms and conditions of this Support Agreement, recommend to any Person entitled to vote on the Plan that they vote to approve the Plan and take all reasonable actions necessary to obtain any regulatory and other approvals and consents that are necessary for implementation of the Recapitalization Transaction (including, without limitation, with respect to the Credit Amendment Agreement, as defined in the Term Sheet, and with respect to antitrust, competition, foreign investment, if applicable, and any other applicable laws and regulations) and to achieve the following timeline (which timeline may be extended at any time as agreed by the Company and the Lenders) : (i) Court approval of the Interim Order, in form and content reasonably satisfactory to the Lenders, shall have been obtained by no later than July 24 , 2020 ; (ii) the Plan shall have been approved by the requisite majority of votes cast by Common Shareholders, Preferred Shareholders, Convertible Debtholders and Senior Unsecured Debtholders voting in person or by proxy at the meetings held pursuant to the Interim Order, as required pursuant to the Interim Order (the “ Voting Approvals ”), or the Court shall approve the Plan, notwithstanding whether or not the Voting

3 01 4 05 4 8 .5 Approvals have been obtained, provided that such approval by the Court does not result in a change to the economics of the Plan or the consideration payable to the Senior Unsecured Debtholders pursuant to the Plan ; 6 LEGAL_1:61535341.14 (iii) the Plan shall have been approved by the Court pursuant to a final order acceptable to Just Energy and the Lenders, each acting reasonably (the “ Final Order ”), by no later than September 21 , 2020 , and the Final Order shall include the Existing Equity Claims Relief or the Equity Claims relating to the period prior to the Effective Date shall have otherwise been addressed by no later than September 21 , 2020 in a manner satisfactory to Just Energy and the Lenders, in their reasonable discretion ; and (iv) the Recapitalization Transaction shall have been implemented pursuant to the Plan and the Final Order by no later than the Outside Date; (f) to provide draft copies of all motions or applications and other documents with respect to the Recapitalization Transaction and the Plan (including without limitation any such motions or applications and other documents that the Company intends to file with the Court in connection with the Proceedings or any Alternative Implementation Process) to the Lenders at least five (5) Business Days prior to the date when the Company intends to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for five (5) Business Days’ review, with as much opportunity for review and comment as is practically possible in the circumstances), and all such motions or applications or other documents shall be acceptable in form and content to the Lenders, acting reasonably . For greater certainty, the Interim Order, Final Order and the Plan (and any corresponding or other materials in an Alternative Implementation Process) shall only be submitted to the Court in form and content mutually agreed by the Company and the Lenders, each acting reasonably, and each such document shall be subject to any amendments that are required by the Court, provided that any such amendments are acceptable to the Company and the Lenders in all material respects, each acting reasonably . The Company shall not materially amend the terms of the Interim Order, the Final Order, the Plan or any other document relating to the Recapitalization Transaction or an Alternative Implementation Process without the consent of the Lenders, such consent not to be unreasonably withheld ; (g) that this Support Agreement shall in no way be construed to preclude a Lender from acquiring additional Debt (collectively, “ Additional Debt ”) or Shares (“ Additional Shares ”) that are not otherwise subject to this Support Agreement ; provided, however , that any and all such Additional Debt and Additional Shares shall automatically and immediately upon acquisition by a Lender be deemed to constitute Relevant Debt (and together with all accrued and unpaid interest and any other amount that such Lender is entitled to claim in respect of such Additional Debt shall be deemed to constitute Relevant Debt) and Relevant

3 01 4 05 4 8 .5 Shares, respectively, of the Lender hereunder subject to the terms of this Support Agreement; (h) to ensure that the Recapitalization Transaction shall not give rise to any material severance, change of control or other obligations on the part of the Company or its material subsidiaries to their respective employees pursuant to any written employment agreement ; 7 LEGAL_1:61535341.14 (i) to ensure that, prior to the Effective Date, all applicable employment agreements are amended in accordance with the written disclosure provided to the Lenders on or prior to the date hereof ; (j) to ensure that all of the Material Contracts are not terminated or materially amended or altered in any manner without the prior written consent of the Lenders, acting reasonably, or as expressly contemplated by the Term Sheet ; (k) to continue, and cause the Company’s material subsidiaries to continue, to conduct their business in the ordinary course and in a manner consistent with past practice, except as contemplated hereby, and to not enter, and cause the Company’s material subsidiaries to not enter, into any Material Contracts except with the prior written consent of the Lenders, acting reasonably ; (l) to comply with the terms and conditions set out in the Term Sheet; (m) to execute an investor rights agreement which shall be in form and substance satisfactory to the Company and the Lenders, each acting reasonably, providing for, in customary form, the substantive Lender rights set forth on Schedule C hereto ; (n) to ensure that all consents and approvals necessary for the implementation of the Recapitalization Transaction or any transaction contemplated in an Alternative Implementation Process (including, without limitation, regulatory, court and other approvals) shall have been obtained to the satisfaction of the Lenders and the Company, each acting reasonably, and that all necessary filings and notifications and similar actions shall have been taken to the satisfaction of the Lenders and the Company, each acting reasonably, prior to the Effective Date ; (o) to provide the Lenders with reasonable access and information as may be requested by them in connection with the subject matter of this Agreement, and such reasonable cooperation as may be requested by the Lenders in connection with any and all tax planning, regulatory requirements, and other activities which the Lenders may undertake in connection with the Recapitalization Transaction, the Backstop Agreement, the Term Loan Agreement and other matters relating to this Support Agreement ; (p) to at all times promptly notify and inform the Lenders of any material developments in or in relation to the Proceedings or otherwise of relevance to the Recapitalization Transaction, the Plan, the Proceedings, any Alternative

3 01 4 05 4 8 .5 Implementation Process or this Support Agreement including, without limitation, in relation to the obtaining of, or the prospects for the obtaining of, necessary votes and approvals, the satisfaction of conditions to this Support Agreement, and material adverse changes in the condition or prospects of the Company or any of its material subsidiaries ; and (q) to promptly pay as and when incurred and billed all of the Lenders’ reasonable and documented (without detailed descriptions of services) advisor costs and expenses in relation to this Support Agreement, the Backstop Agreement, the Term Sheet, the Recapitalization Transaction, the Plan, the Proceedings and any Alternative Implementation Process . For greater certainty, wherever in this Section 5 it is the covenant and obligation of the Company to ensure anything : (i) such covenant and obligation shall be absolute and shall not be qualified by any standard of effort, capacity or capability on the Company’s part ; and (ii) satisfaction of Section 8 (d) hereof shall occur only if the subject matter of all such covenants and obligations occurs or exists as contemplated in this Section 5 , where applicable . 8 LEGAL_1:61535341.14 6. Negotiation of Documents (a) The Parties shall cooperate with each other and shall coordinate their activities in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Recapitalization Transaction and the Plan, (ii) all matters concerning the implementation of the Recapitalization Transaction and the Plan or any Alternative Implementation Process, and (iii) the pursuit and support of the Recapitalization Transaction and the Plan or any Alternative Implementation Process . Furthermore, subject to the terms hereof, each of the Parties shall take such actions as may be reasonably necessary to carry out the purposes and intent of this Support Agreement, including making and filing any required regulatory filings . (b) Each Party hereby covenants and agrees (i) to cooperate and negotiate in good faith, and consistent with this Support Agreement and the Backstop Agreement, the definitive documents implementing, achieving and relating to the Recapitalization Transaction and the Plan, all ancillary documents relating thereto, and any orders of the Court relating thereto, and (ii) to the extent it is a party thereto, to execute, deliver and perform its obligations under such documents . 7. Alternative Implementation Process (a) In the event that it is determined by the Company and the Lenders that the Recapitalization Transaction shall not be implemented pursuant to a Plan under the CBCA for any reason, then such parties will consider and negotiate in good faith and, if practicable, consummate the Recapitalization Transaction by way of an alternative implementation method or proceeding, which may include

3 01 4 05 4 8 .5 proceedings under the Companies’ Creditors Arrangement Act wherein the Company’s equity securities and Convertible Debentures (as defined in the Term Sheet) are extinguished for no consideration, as determined by the Company and the Lenders (an “ Alternative Implementation Process ”) . (b) In the event that it is determined that an Alternative Implementation Process shall be pursued in accordance with Sec tion 7 (a) hereof, (i) the Company and its advisors, and the Lenders and their advisors, shall work in good faith in respect of all matters necessary to structure and implement the Alternative Implementation Process, (ii) the structuring and implementation of the Alternative Implementation Process shall be acceptable to the Company and the Lenders, and (iii) the terms of and obligations under this Support Agreement, including the Term Sheet, shall apply to the Alternative Implementation Process, with any necessary amendments as the structure and implementation of the Alternative Implementation Process may reasonably require . (c) Without limitation to the foregoing, the detailed terms and definitive documentation with respect to any Alternative Implementation Process and any transaction proposed thereunder shall be in form and substance satisfactory to the Lenders, in their reasonable discretion, and shall provide for, among other things : (i) completion and effectiveness by no later than the Outside Date ; and (ii) compliance with the Company’s covenants and obligations in this Support Agreement, and with the conditions to the Lenders’ obligations in Section 8 hereof, in the same manner as for the Plan and the Proceedings . 9 LEGAL_1:61535341.14 8. Conditions to Company’s and Lenders’ Support Obligations Notwithstanding anything to the contrary contained in this Support Agreement and without limiting any other rights of the Company or the Lenders hereunder, each Lender’s obligation hereunder (or in respect of any Alternative Implementation Process), and the Company’s obligation to pursue the Recapitalization Transaction and to file the relevant materials with respect to the Recapitalization Transaction pursuant to Section 5 hereof, shall be subject to the satisfaction of the following conditions, each of which may be waived, in whole or in part, by the Lenders or the Company, as applicable (provided that such conditions shall not be enforceable by a Lender or the Company, as applicable, if any failure to satisfy such conditions results from an action, error or omission by or within the control of such Lender or the Company, as applicable, seeking enforcement) : ( a ) the Plan and all material transaction and other documents relating to the Recapitalization Transaction and the Plan or any Alternative Implementation Process (including, without limitation, information circulars, notices, the plan of arrangement, court filings, public announcements, the Credit Agreement Amendment, and court orders) shall be in form and substance acceptable to the Lenders and the Company, as applicable, each acting reasonably ; (b) all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in respect

3 01 4 05 4 8 .5 of the Proceedings and the Recapitalization Transaction or any Alternative Implementation Process shall be satisfactory to the Lenders and the Company, as applicable, each acting reasonably ; (c) the Preliminary Interim Order, Interim Order, the Plan, the Final Order and all other materials filed by or on behalf of the Company in the Proceedings or any Alternative Implementation Process shall have been filed (and, if applicable, issued) in form and substance acceptable to the Lenders and the Company, as applicable, each acting reasonably ; (d) the Company and the Lenders shall have complied in all material respects with each covenant and obligation in this Support Agreement, the Term Sheet and the Backstop Agreement ; (e) the Company shall not have defaulted in the performance of, and shall be in full compliance with, any and all of its obligations and commitments under the Term Loan Agreement and the Loan Documents (as defined in the Term Loan Agreement), after giving effect to this Agreement ; 10 LEGAL_1:61535341.14 (f) the Backstop Agreement shall be in full force and effect and shall not have been terminated with respect to all parties thereto in accordance with its terms; (g) the Company shall have continued, and shall have caused its material subsidiaries to have continued, to conduct their business in the ordinary course and in a manner consistent with past practice, except as contemplated hereby, and the Company shall not, and shall have caused its material subsidiaries to not, have entered into any material new Material Contracts except with the prior written consent of the Lenders, acting reasonably ; (h) the Company shall have certified, in form and substance reasonably satisfactory to the Lenders, that all of its representations and warranties in this Support Agreement and the Backstop Agreement are true and accurate on the Effective Date ; (i) there shall not exist or have occurred any Material Adverse Change from and after the date of this Agreement; (j) the Company shall have satisfied the Lenders, acting reasonably, that it is not as of the Effective Date a U . S . Real Property Holding Corporation under applicable laws ; and (k) there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or any transaction proposed in an Alternative Transaction Process that restrains, impedes

3 01 4 05 4 8 .5 or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Recapitalization Transaction or any transaction proposed in an Alternative Transaction Process or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction or any transaction proposed in an Alternative Transaction Process . 11 LEGAL_1:61535341.14 9. Superior Transaction (a) Except as otherwise expressly provided in this Section 9 or with the prior written consent of the Lenders, Just Energy shall not, and shall not cause or allow any other subsidiaries or affiliates, agents or representatives to, directly or indirectly, commence, consummate an agreement to commence, make, seek, solicit, assist, initiate, encourage, facilitate, propose, file, support, or initiate any discussions or negotiations regarding any alternative offer, restructuring, sale of assets, merger, workout, plan of arrangement or plan of reorganization other than the Plan . (b) Notwithstanding Section 9 (a) or any other provision of this Support Agreement, to the extent the Company receives a bona fide unsolicited written proposal, it is permitted to negotiate and enter into a transaction (a “ Superior Transaction ”) in respect of any such proposal, if following receipt of legal and financial advice, and having regard to the extent of Lender support that may exist for any such Superior Transaction and the requisite Lender approvals that would be required to implement such Superior Transaction, the Just Energy Board determines that such proposal would reasonably be expected to result in a transaction more favourable to the Company and its debtholders than the Recapitalization Transaction . The Company shall, as soon as practicable, and in any event, within 48 hours, notify the Lenders if it receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to a Superior Transaction, of such alternative inquiry, proposal or offer, including the identity of the Person making such inquiry, proposal or offer and the material terms and conditions thereof and copies of all material or substantive documents received in respect of, from or on behalf of any such Person . The Company shall keep the Lenders promptly and fully informed of the status of developments and discussions and negotiations with respect to such inquiry or offer, including any material changes, modifications or other amendments thereto 10. Termination (a) This Support Agreement may be terminated by the Lenders, in their sole discretion, by providing written notice to the Company in accordance with Sec tion 13 (l) hereof : (i) if the Company fails to meet any of the milestones set forth in Section 5 (e) hereof within the times set forth therein (as such times may be extended in accordance with Section 5 (e) ) hereof ;

3 01 4 05 4 8 .5 (ii) 12 LEGAL_1:61535341.14 if the Company determines or announces its intention to pursue a Superior Transaction or enters into written agreement to pursue a Superior Transaction ; (iii) if the Company defaults in the performance of, or shall not be in full compliance with, any and all of its obligations and commitments under the Term Loan Agreement and the Loan Documents, after giving effect to this Agreement ; (iv) upon the occurrence of a material breach of this Support Agreement, the Term Sheet or the Backstop Agreement by the Company that, if capable of being cured, is not cured within five (5) Business Days after receipt of written notice of such failure or default, and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sec tion 10 (a)(ii) hereof ; (v) upon the breach of any representation, warranty or acknowledgement of the Company made in this Support Agreement, the Term Sheet or the Backstop Agreement that could reasonably be expected to have a material adverse impact on the Recapitalization Transaction or the consummation of the Plan or any transaction proposed under an Alternative Implementation Process or the Lenders’ interests in the Recapitalization Transaction or the Plan or any transaction proposed under an Alternative Implementation Process and that (if susceptible to cure) remains uncured within five (5) Business Days after the receipt by the Company of written notice of such breach ; (vi) upon the termination the Backstop Agreement with respect to all parties thereto in accordance with its terms; (vii) upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan or a transaction proposed under an Alternative Implementation Process, which materially restrains, impedes or prohibits the Recapitalization Transaction or the Plan or a transaction proposed under an Alternative Implementation Process ; (viii) if the Proceedings or Alternative Implementation Process, as applicable are dismissed or discontinued, or if the Company or any of its material subsidiaries initiates or takes the benefit of any insolvency or creditor protection laws without the written prior consent of the Lenders, or if a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to the Company or any of its material subsidiaries, unless such appointment is made with the prior written consent of the Lenders ;

3 01 4 05 4 8 .5 (ix) 13 LEGAL_1:61535341.14 the occurrence of a Material Adverse Change from and after the date of this Agreement; or (x) if the Recapitalization Transaction has not been completed and the Plan has not been implemented, or any transaction proposed by an Alternative Implementation Process has not been completed, by the Outside Date ; in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof, or unless the event giving rise to the termination right is caused by a Lender . (b) This Support Agreement may be terminated by the Company, by providing written notice to the Lenders in accordance with Section 13 (l) hereof, provided that the Company is not in default hereunder, upon the occurrence and continuation of any of the following events : (i) if the Just Energy Board decides to proceed with a Superior Transaction as permitted under Section 9 hereof; (ii) upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan, which restrains, impedes or prohibits the Recapitalization Transaction or the Plan ; or (iii) if the Recapitalization Transaction has not been completed and the Plan has not been implemented by the Outside Date. (c) This Support Agreement may be terminated at any time by mutual written consent of the Company and the Lenders . (d) This Support Agreement shall terminate automatically on the Effective Date upon implementation of the Plan or upon implementation of any transaction proposed under an Alternative Implementation Process . (e) This Support Agreement, upon its termination, shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Support Agreement . (f) Each Party shall be responsible and shall remain liable for any breach of this Support Agreement by such Party occurring prior to the termination of this Support Agreement . 11. Further Assurances Each Party shall (and, in the case of the Company, shall cause its material subsidiaries to) take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such

3 01 4 05 4 8 .5 further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Support Agreement, to accomplish the purpose of this Support Agreement or to assure to the other Party the benefits of this Support Agreement, including, the consummation of the Recapitalization Transaction or any proposed transaction under an Alternative Transaction Process . 12. Public Announcements All public announcements made in respect of the Recapitalization Transaction or any transaction proposed under an Alternative Implementation Process shall be made solely by the Company, provided that such public announcements shall be in form and substance acceptable to the Lenders and the Company, each acting reasonably, and provided further that the Company shall not in any public announcement specifically name any Lender . Notwithstanding the foregoing, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction, the Plan or any transaction proposed under an Alternative Implementation Process to the extent required by applicable Law . 13. Miscellaneous (a) The headings in this Support Agreement are for reference only and shall not affect the meaning or interpretation of this Support Agreement . (b) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders . (c) This Support Agreement (including the Term Sheet and the other schedules attached thereto and to this Support Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof ; provided, however, that this Support Agreement does not alter or supersede any confidentiality or non - disclosure agreement between the Company and any of the Lenders and/or their advisors . (d) This Support Agreement may be modified, amended or supplemented as to any matter in writing (which may include e - mail) by the Company and the Lenders . (e) Any Person signing this Support Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Support Agreement on behalf of the Party he/she represents and that his/her signature upon this Support Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty . 14 LEGAL_1:61535341.14 (f) Any provision of this Support Agreement may be waived if, and only if, such waiver is in writing (which may include e - mail) by the Party against whom the waiver is to be effective . No failure or delay by any Party in exercising any right,

3 01 4 05 4 8 .5 power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise. (g) Any date, time or period referred to in this Support Agreement shall be of the essence except to the extent to which the Company and the Lenders agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence . (h) This Support Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction) and all actions or proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the Province of Ontario . 15 LEGAL_1:61535341.14 (i) It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Support Agreement and each non - breaching Party shall be entitled, in addition to any other remedy that may be available under applicable law, to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of such obligations . (j) Unless expressly stated otherwise herein, this Support Agreement is intended to solely bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators and representatives . No other person or entity shall be a third party beneficiary hereof . (k) Except as is otherwise contemplated herein, no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Support Agreement without the prior written consent of the other Parties hereto . (l) All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by internationally - recognized overnight courier or email . All notices required or permitted hereunder shall be deemed effectively given : (i) upon personal delivery to the Party to be notified, (ii) when sent by email if sent during normal business hours of the recipient, if not, then on the next Business Day of the recipient ; or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt . All deliveries required or permitted hereunder shall be deemed effectively made : (A) upon personal delivery to the Party receiving the delivery ; (B) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt ; or (C) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery . Any Party may change the address to which notice should be given to such Party by providing written notice

3 01 4 05 4 8 .5 to the other Parties hereto of such change. The address and email for each of the Parties shall be as follows: (i) If to the Company at: Just Energy Group Inc. 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1 16 LEGAL_1:61535341.14 Attention: Email: Jonah Davids jdavids@justenergy.com with a required copy (which shall not be deemed notice) to: Osler, Hoskin & Harcourt LLP 100 King Street West, Suite 6200 Toronto, Ontario M5X 1B8 A tt e ntion: Email: Marc Wasserman & Michael De Lellis mwasserman@osler.com; mdelellis@osler.com (ii) If to one or more of the Lenders at: The address set forth for each applicable Lender on its signature page to this Support Agreement, with a required copy (which shall not be deemed notice) to : Torys LLP 79 Wellington St., 30 th Floor Toronto, Ontario M5K 1N2 A t tention: Email: Tony DeMarinis td e ma r inis@torys. c om (m) Any capitalized terms used but not defined herein shall have the meanings given to them in the Term Sheet . (n) If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions, including terms, covenants and restrictions, of this

3 01 4 05 4 8 .5 Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Support Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated herein are consummated as originally contemplated to the greatest extent possible . (o) Nothing herein shall be deemed an admission of any kind. (p) This Support Agreement may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. [Remainder of Page Intentionally Left Blank] 17 LEGAL_1:61535341.14

IN WITNESS WHEREOF , each of the undersigned has c duly executed and delivered by its proper and duly authoriz above . aused this Support Agreement to be ed officer as of the date first written ERGY GROUP INC. JUST EN Per: Name: James Brown Title: CFO [ Signature page to Support Agreement ]

IN WITNESS WHEREOF , the undersigned has caused this Support Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above. SAGARD CREDIT PARTNERS, LP, by its general partner, SAGARD CREDIT Name of Lender: PARTNERS GP, INC. By: B y : Debt Principal Amount Equity Number of Shares Common Preferred Warrant Shares Signature Page – Support Agreement

Name of Lender: SAGARD CREDIT PARTNERS (CAYMAN), LP, by its general partner, SAGARD CREDIT PARTNERS GP, INC. B y : B y : Debt Principal Amount Equity Number of Shares Common Preferred Warrant Shares Signature Page – Support Agreement

Name of Lender: LVS III SPE XV LP By: LVS TTT GP LLC, its general partner By: Debt Principal Amount Term Loan USD Equity Number of Shares Common Preferred Warrants Signature Page – Support Agreement

Name of Lender: TOCU XVII LLC B y : Debt Principal Amount Term Loan USD Equity Number of Shares Common Preferred Warrants Signature Page – Support Agreement

Name of Lender: HVS XVI LLC B y : Debt Principal Amount Equity Number of Shares Common Preferred Term Loan Warrants Signature Page – Support Agreement

Name of Lender: OC II LVS XIV LP By: OC II GP I LLC, its general partner By: Debt Principal Amount Term Loan USD Equity Number of Shares Common Preferred Warrants Signature Page – Support Agreement

30140548.5 LEGAL_1:61535341.14 SCHEDULE A TERM SHEET [Attached]

3 01 6 71 3 7 .2 JUST ENERGY GROUP INC. RECAPITALIZATION TRANSACTION SUMMARY OF PRINCIPAL TERMS AND CONDITIONS This term sheet, dated as of July 8 , 2020 (including the schedules attached hereto, the “ Term Sheet ”), describes the principal terms on which Just Energy Group Inc . (“ Just Energy ” or the “ Company ”), 12175592 Canada Inc . and certain affiliates will complete a series of inter - connected transactions in connection with certain indebtedness and equity of the Company, consistent and in accordance with the terms and conditions set forth in this Term Sheet (collectively, the “ Recapitalization Transaction ”) . The Recapitalization Transaction will be effectuated partly pursuant to private agreement and partly pursuant to a restructuring plan (the “ Plan ”) to be implemented (A) pursuant to proceedings to be commenced by Just Energy under section 192 of the Canada Business Corporations Act (the “ CBCA ”) before the Ontario Superior Court of Justice (Commercial List) (the “ Court ”) (the “ CBCA Proceedings ”), or (B) in the event the Plan is not implemented pursuant to the CBCA Proceedings and subject to the terms and conditions set out in the this Term Sheet, pursuant to an Alternative Implementation Process (as defined below) . 1 Capitalized terms used in this Term Sheet and not otherwise defined shall have the meanings set out in Section V of this Term Sheet . This Term Sheet is for discussion and settlement purposes only . This Term Sheet is not an offer with respect to any securities or a solicitation of votes with respect to a Plan . This Term Sheet shall not be construed as (i) an offer capable of acceptance, (ii) a binding agreement of any kind, (iii) a commitment to enter into, or offer to enter into, any agreement, or (iv) an agreement to file any restructuring plan or commence any restructuring proceedings or consummate any transaction or to vote for or otherwise support any restructuring plan . This Term Sheet is subject to, among other things, negotiation and execution of definitive documentation . All amounts in this Term Sheet are in Canadian dollars unless otherwise stated . I. RECAPITALIZATION TRANSACTION Exchange of Senior On the date of implementation of the Recapitalization Transaction Unsecured Debt and (the “ Effective Date ”), all Obligations in respect of the Senior Extinguishment of Senior Unsecured Debt and the Senior Unsecured Debt Documents Unsecured Debtholder (collectively, the “ Senior Unsecured Debt Claims ”) as of the Claims Effective Date shall be irrevocably exchanged for debt issued by Just Energy pursuant to the Term Loan Agreement, as amended pursuant to the amendment in the form attached as Schedule “A” hereto, and, subject to compliance with all applicable securities 1 This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals . LEGAL_1:61538669.10

3 01 6 71 3 7 .2 - 2 - laws, 821,959 post - Consolidation Common Shares, in full and final settlement of the Senior Unsecured Debtholder Claims. Exchange of Convertible Debentures and Extinguishment of Convertible Debentureholder Claims On the Effective Date, (i) the Company shall pay all accrued and unpaid interest on the $ 100 Million Convertible Debentures as of June 30 , 2020 ; and (ii) all remaining Obligations in respect of the Convertible Debentures and the Convertible Debenture Documents (collectively the “ Debentureholder Claims ”) as of the Effective Date shall be irrevocably exchanged for 9 , 339 , 379 post - Consolidation Common Shares, in full and final settlement of the Debentureholder Claims and the complete satisfaction, release and discharge of all guarantees pertaining to the Convertible Debentures, and the cancellation of the Convertible Debenture Documents . Exchange of Preferred Shares On the Effective Date, the Preferred Shares shall be irrevocably exchanged for 1 , 556 , 563 post - Consolidation Common Shares, in full and final settlement of the Preferred Shares and all Obligations in respect of the Preferred Shares, and the Preferred Shares shall be terminated and cancelled, and shall be deemed to be terminated and cancelled . Offering Eligible Securityholders will have the right to participate in the offering (the “ Offering ”) of $ 100 , 000 , 000 of Common Shares (the “ Offered Shares ”) . Eligible Securityholders will have the right to acquire Offered Shares based on their pro rata share of the applicable Equity Allocation . Common Shares not acquired by any individual Eligible Securityholders will not be available for acquisition by other Eligible Securityholders and will be acquired by the Backstop Parties, as defined below . The Offering will be implemented as part of the Recapitalization Transaction pursuant to the Plan . Backstop The Offering shall be backstopped pursuant to a backstop commitment letter in the form attached as Schedule “B” hereto (the “ Backstop Agreement ”) to be executed concurrently with the execution of the Support Agreement, with the initial backstopping parties thereto referred to herein as the “ Initial Backstop Parties ” . Among other things, the Backstop Agreement provides for a $ 3 , 000 , 000 commitment fee for the Initial Backstop Parties and a $ 4 , 000 , 000 funding fee for the Initial Backstop Parties and all other parties that backstop the Offering pursuant to a joinder to the Backstop Agreement, which fees will be applied to purchase Common Shares (the “ Funding Fee Shares ”) . The payment LEGAL_1:61538669.10

3 01 6 71 3 7 .2 - 3 - obligations of the Initial Backstop Parties, and the amount upon which the fees are based, shall be fixed in U.S. dollar currency as provided for in the Backstop Agreement. II. TREATMENT OF OTHER CLAIMS AND INTERESTS PURSUANT TO THE RECAPITALIZATION TRANSACTION Credit Agreement Amendment The obligations of the Company and its subsidiaries under the Credit Agreement shall be unaffected by the Plan . Subject to the terms and in accordance with the eighth amendment to the amended and restated credit agreement and consent agreement dated as of July 7 , 2020 , on the Effective Date, the Credit Agreement shall be amended and restated on the terms set forth in the term sheet attached as Schedule “C” hereto (the “ Credit Agreement Amendment ”) . Priority Claims All priority claims, if any, required to be satisfied in accordance with applicable law shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course . Tax Claims Any claims on account of tax liabilities shall be unaffected by the Recapitalization Transaction. Employee Obligations All obligations to employees of the Company as of the Effective Date (whether for salary, wages, retention payments pursuant to retention agreements, benefits, severance or otherwise) shall be unaffected by the Recapitalization Transaction except as may be otherwise provided for in the Support Agreement . Trade Debt The trade debt obligations of the Company shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course of business . Eligible Financial Contracts Obligations of the Company under eligible financial contracts shall be unaffected by the Recapitalization Transaction and shall be paid or satisfied in the ordinary course of business . Interest Payment to Bondholders The interest that will be accrued and payable to holders of the $ 150 Million Convertible Bonds on July 29 , 2020 , in the aggregate amount of US $ 299 , 000 , will be paid by Just Energy in cash in accordance with the $ 150 Million Convertible Trust Deed . III. IMPLEMENTATION OF RECAPITALIZATION TRANSACTION Implementation Subject to the terms of this Term Sheet, the Support Agreement and the Backstop Agreement, the Recapitalization Transaction shall be LEGAL_1:61538669.10

3 01 6 71 3 7 .2 - 4 - partly implemented pursuant to the Plan in the CBCA Proceedings, and, as may be determined by Just Energy and the Term Loan Debtholders, each acting reasonably, recognized pursuant to recognition proceedings in applicable jurisdictions . For greater certainty, the exchanges of Convertible Debentures, Preferred Shares and Senior Unsecured Debt Claims and the issuance of the Offered Shares and the Funding Fee Shares shall be effectuated pursuant to the Plan, but the Credit Agreement Amendment shall be effectuated pursuant to the terms therein . Subject to the terms of this Term Sheet, the Support Agreement and the Backstop Agreement, proceeding with the Recapitalization Transaction under the CBCA Proceedings shall not prejudice or preclude the Company from consummating the Recapitalization Transaction by way of an alternative implementation method or proceeding (an “ Alternative Implementation Process ”), which may include proceedings under the Companies’ Creditors Arrangement Act wherein the Convertible Debentures, Common Shares and Preferred Shares are extinguished for no consideration, as determined by the Company, in accordance with the terms and conditions of the Support Agreement (provided, however, that obligations to trade creditors, employees and counterparties to eligible financial contracts shall be unaffected) . CBCA Timeline and Conditions The actions necessary to structure and implement the Recapitalization Transaction pursuant to the Plan in the CBCA Proceedings will be completed within the following timeline (or such other dates as may be agreed by Just Energy and the Term Loan Debtholders, each acting reasonably) and subject to the following conditions (which may be waived or amended as agreed by Just Energy and the Term Loan Debtholders, each acting reasonably) : LEGAL_1:61538669.10 (a) Just Energy shall have obtained an interim order under the CBCA containing, among other things, provisions for the mailing of a CBCA information circular and the Plan, and the calling and holding of necessary meetings of security holders to vote on the Plan (the “ Interim Order ”), all in form and content reasonably satisfactory to the Term Loan Debtholders, on or prior to July 24 , 2020 ; (b) the Plan shall have been approved by the requisite majority of votes cast by Common Shareholders, Preferred Shareholders, Convertible Debtholders and Senior Unsecured Debtholders voting in person or by proxy at the meetings held pursuant to the Interim Order, as required

3 01 6 71 3 7 .2 - 5 - pursuant to the Interim Order (the “ Voting Approvals ”), or the Court shall approve the Plan, notwithstanding whether or not the Voting Approvals have been obtained, provided that such approval by the Court does not result in a change to the economics of the Plan or the consideration payable to the Senior Unsecured Debtholders pursuant to the Plan ; (c) the Plan shall have been approved by the Court pursuant to a final order acceptable to Just Energy and the Term Loan Debtholders, each acting reasonably (the “ Final Order ”), by no later than September 21 , 2020 , and the Final Order shall include the Existing Equity Claims Relief or the Equity Claims relating to the period prior to the Effective Date shall have otherwise been addressed by no later than September 8 , 2020 in a manner satisfactory to Just Energy and the Term Loan Debtholders, in their reasonable discretion ; and (d) the Recapitalization Transaction authorized pursuant to the Plan shall have been implemented on or prior to October 5 , 2020 or such date determined in accordance with the Support Agreement and the Backstop Agreement . LEGAL_1:61538669.10 IV. OTHER TERMS AND CONDITIONS OF THE RECAPITALIZATION TRANSACTION Consolidation of Existing Shares The holders of the Existing Common Shares shall retain such Common Shares, which shall be subject to a 1 - for - 33 Common Share consolidation (the “ Consolidation ”) pursuant to the Plan, unless otherwise agreed by Just Energy and the Initial Backstop Parties, each acting reasonably . As a result of the Consolidation, the Existing Common Shares will be consolidated into 4 , 595 , 169 post - Consolidation Common Shares . Employee Compensation Plans The Recapitalization Transaction shall provide for a new management incentive plan (the “ Management Incentive Plan ”) . The aggregate number of Common Shares that may be issued pursuant to the Management Incentive Plan shall not exceed 5 % of the issued and outstanding Common Shares following completion of the Recapitalization Transaction . Awards issuable under the Management Incentive Plan shall be determined by the board of directors of Just Energy (or the applicable compensation committee) following the Effective Date . The Recapitalization Transaction will result in the vesting of outstanding Restricted Share Grants (“ RSG ”), Performance Bonus

3 01 6 71 3 7 .2 - 6 - Grants (“ PBG ”) and Deferred Share Grants (“ DSG ”) . The Company will suspend the ability of the holders of RSGs, PBGs and DSGs to exercise such RSGs, PBGs and DSGs prior to the Effective Date . Holders of the RSGs, PBGs and DSGs will not participate in the Offering . The RSG, PBG and DSG grant balances (the “ Grant Balances ”) will be adjusted to reflect the Consolidation by dividing the Grant Balances by 33 (the “ Post - Consolidation Grant Balances ”) . The board of directors of Just Energy will subsequently determine an appropriate adjustment to the RSGs, PBGs and DSGs to account for the fact that holders of the RSGs, PBGs and DSGs will not participate in the Offering, provided that such adjustment will not result in an increase in the Post - Consolidation Grant Balances of more than 79 , 040 . Fractional Securities No fractional securities will be issued . Any fractional securities that would otherwise have been issued shall be rounded down to the nearest whole number, with no additional consideration being provided in respect of the rounding down of such fractional securities . Releases There shall be usual and customary releases in connection with the implementation of the Recapitalization Transaction to be effective as of the Effective Date (the “ Releases ”) which shall, at a minimum, provide that Just Energy and its direct and indirect subsidiaries, the Term Loan Debtholders, the Term Loan Agent, the Initial Backstop Parties, the Trustees and the foregoing parties’ respective current and former directors, officers, managers, partners, employees, auditors, financial advisors, legal counsel and agents (the “ Released Parties ”) shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable to any of such Released Parties’ gross negligence, fraud or wilful misconduct as determined by the final, non - appealable judgment of a court of competent jurisdiction) arising on or prior to the Effective Date in connection with the Obligations, the Debt Documents, the Support Agreement, the Backstop Agreement, the Recapitalization Transaction, the Plan, the CBCA Proceedings, any Alternative Implementation Process, or the actions or transactions contemplated herein, or any other actions or matters related directly or indirectly to the foregoing, provided that the Released Parties shall not be released from or in respect of any of their respective obligations under the Support Agreement, the Backstop Agreement, the Plan or any document ancillary to any of the foregoing . LEGAL_1:61538669.10

3 01 6 71 3 7 .2 - 7 - Definitive Documentation The parties will work in good faith to negotiate, execute and deliver definitive documentation necessary to implement the Recapitalization Transaction in accordance with the terms set out in this Term Sheet and in form and substance acceptable to Just Energy, the Term Loan Debtholders and the Initial Backstop Parties, in accordance with the Support Agreement and the Backstop Agreement, as applicable, each acting reasonably . Tax Considerations Subject to the terms hereof, the Recapitalization Transaction shall be structured in a tax efficient manner for the Company and its material subsidiaries, including to preserve favourable tax attributes to the extent practicable . D&O Indemnification and Insurance Subject to anything arising from or in relation to the Existing Equity Claims Relief, all existing directors and officers insurance coverage and indemnification obligations shall be unaffected by the Recapitalization Transaction and shall continue in effect pursuant to their applicable terms, and shall not be cancelled, terminated or amended in any manner that would decrease or eliminate the benefit provided thereby to any officer, manager, or director . Other Conditions and Approvals The Recapitalization Transaction shall be subject to approvals and conditions as are agreed to and included in the Support Agreement, the Backstop Agreement and other Definitive Documentation, including, without limitation, those customary for transactions of this nature, including, without limitation, court approval, applicable stakeholder approval as may be determined by the applicable court, and any applicable stock exchange and other regulatory approvals, as applicable . Public Announcements All public announcements in respect of the Recapitalization Transaction shall be made solely by Just Energy, provided that any such public announcements and related public statements or commentary shall not specifically name the Term Loan Debtholders and shall be in form and substance acceptable to Just Energy and the Term Loan Debtholders, each acting reasonably, and provided further that nothing shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable law, subject to any applicable confidentiality agreement(s) . No Admission Nothing in this Term Sheet is or shall be deemed to be an admission of any kind. LEGAL_1:61538669.10

3 01 6 71 3 7 .2 - 8 - Notices All notices, requests, consents and other communications hereunder shall be contained in a written instrument and may be delivered in person or sent by internationally - recognized overnight courier or email . V. DEFINITIONS $100 Million Convertible Debentures “ $ 100 Million Convertible Debentures ” means the $ 100 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing March 21 , 2023 , issued on February 22 , 2018 pursuant to the $ 100 Million Debenture Indenture . $100 Million Debenture Indenture “ $ 100 Million Debenture Indenture ” means the trust indenture made as of February 22 , 2018 between the Company and the $ 100 Million Debenture Trustee, as may be supplemented, amended or restated from time to time . $100 Million Debenture Trustee “ $100 Million Debenture Trustee ” means Computershare as trustee under the $100 Million Debenture Indenture. $150 Million Bond Trustee “ $150 Million Bond Trustee ” means U.S. Bank Trustees Limited as trustee under the $150 Million Convertible Bonds Trust Deed. $150 Million Convertible Bonds “ $ 150 Million Convertible Bonds ” means the US $ 150 million aggregate principal amount of the 6 . 5 % convertible bonds issued on January 29 , 2014 , pursuant to the $ 150 Million Convertible Bonds Trust Deed . $150 Million Convertible Bonds Trust Deed “ $ 150 Million Convertible Bonds Trust Deed ” means the trust deed dated as of January 29 , 2014 , between the Company, the $ 150 Million Bond Trustee and Elavon Financial Services Limited, UK Branch . $160 Million Convertible Debentures “ $ 160 Million Convertible Debentures ” means the $ 160 , 000 , 000 aggregate principal amount of 6 . 75 % convertible unsecured senior subordinated debentures of the Company maturing December 31 , 2021 , issued on October 5 , 2016 pursuant to the $ 160 Million Debenture Indenture . $160 Million Debenture Indenture “ $ 160 Million Debenture Indenture ” means the trust indenture made as of October 5 , 2016 between the Company and the $ 160 Million Debenture Trustee as may be supplemented, amended or restated from time to time . LEGAL_1:61538669.10

3 01 6 71 3 7 .2 - 9 - $160 Million Debenture Trustee “ $160 Million Debenture Trustee ” means Computershare as trustee under the $160 Million Debenture Indenture. Common Shareholder “ Common Shareholder ” means a holder of Common Shares. Common Shares “ Common Shares ” means common shares of Just Energy. Convertible Debenture Documents “ Convertible Debenture Documents ” means, collectively : (i) the $ 160 Million Debenture Indenture ; (ii) the $ 100 Million Debenture Indenture ; and (iii) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing . Convertible D e b e ntu re hol d e r “ Convertible Debentureholder ” means a holder of Convertible Debentures. Convertible Debentures “ Convertible Debenture s” means, collectively, the $ 160 Million Convertible Debentures and the $ 100 Million Convertible Debentures . Credit Agreement “ Credit Agreement ” means the eighth amended and restated credit agreement dated as of April 18 , 2018 , as amended, restated, supplemented or otherwise modified, by and among Just Energy Ontario L . P . , Just Energy (U . S . ) Corp . , National Bank of Canada as administrative agent (as successor in interest to Canadian Imperial Bank of Commerce) and the lenders party thereto . Debt Documents “ Debt Documents ” means, collectively, the Senior Unsecured Debt Documents and the Convertible Debenture Documents. Eligible Securityholder “ Eligible Securityholder ” means a Person that : (i) is a Senior Unsecured Debtholder, Convertible Debentureholder, Common Shareholder or Preferred Shareholder on the Record Date ; and (ii) if such Person is resident outside of Canada or the United States, is qualified to participate in the Offering in accordance with the laws of its jurisdiction of residence and has provided evidence satisfactory to Just Energy to demonstrate such qualification . Equity Allocation “ Equity Allocation ” shall be determined as follows: LEGAL_1:61538669.10 (i) in respect of the Senior Unsecured Debtholders, 5.0% of the Offered Shares; (ii) in respect of a Convertible Debentures, 57.3% of the Offered Shares;

3 01 6 71 3 7 .2 - 10 - (iii) LEGAL_1:61538669.10 in respect of the Preferred Shareholders, 9.5% of the Offered Shares; and (iv) in respect of the Common Shareholders, 28.2% of the Offered Shares. Equity Claim “ Equity Claim ” means an equity claim (as defined in section 2(1) of the Companies’ Creditors Arrangement Act ) in respect of Just Energy. Existing Common Shares “ Existing Common Shares ” means all existing Common Shares on the Effective Date immediately prior to the implementation of the Recapitalization Transaction . Existing Equity “ Existing Equity ” means all Common Shares and Preferred Shares that are issued and outstanding immediately prior to the Effective Time and all options, warrants, rights or similar instruments derived from, relating to, or exercisable, convertible or exchangeable therefor (including, for the avoidance of doubt, such rights existing under the Purchase Agreement dated September 10 , 2018 among the Company and 8704104 Canada Inc . , among others, and the documents ancillary thereto) . Existing Equity Claims Relief “ Existing Equity Claims Relief ” means an order of the Court, in form and substance satisfactory to Just Energy and the Term Loan Debtholders, each acting reasonably, that provides that from and after the Effective Date : (i) any Person having an Existing Equity Class Action Claim against Just Energy or any of its current or former officers and/or directors shall only be permitted to continue its Existing Equity Class Action Claim to the point of determination of liability, if any, and shall only be permitted to seek the enforcement of any judgement related to such determination of liability solely as against the Insurance Policies, to the extent available in respect of any such Existing Equity Class Action Claim ; (ii) any such Person shall be irrevocably and forever limited solely to recovery from the proceeds of the Insurance Policies payable on behalf of Just Energy or its directors and officers in respect of any such Existing Equity Class Action Claim ; (iii) any such Person shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from the Company (including its subsidiaries) or any of their respective current or former officers and directors in respect of an Existing Equity Class Action Claim, other than enforcing such Person’s rights to be paid by the applicable insurer(s) from the proceeds of the applicable Insurance Policies ; (iv) the foregoing shall not prejudice, compromise, release or

3 01 6 71 3 7 .2 - 11 - otherwise affect any right or defence of any insurer in respect of an Insurance Policy ; and (v) all Equity Claims (including, for greater certainty, all Equity Claims in respect of the Existing Shares arising on or prior to the Effective Date) other than the Existing Equity Class Action Claims and all Existing Equity other than the Existing Shares, shall be terminated, cancelled, released, dismissed and enjoined pursuant to the Plan and the Final Order . Existing Equity Class Action Claims “ Existing Equity Class Action Claims ” means, collectively : (i) Civil Action 20 - 590 Thaddeus White, et al . v . Just Energy Group Inc . , et al .; (ii) Gilchrist v . Just Energy Group Inc, . et al . (Ontario Superior Court of Justice, Court File No . CV - 19 - 627174 - 00 CP) commenced on September 11 , 2019 ; and (ii) Saha v . Just Energy Group Inc . , et al . (Ontario Superior Court of Justice, Court File No . CV - 19 - 630737 - 00 CP) ; and (iii) any claim for contribution or indemnity in respect of or related to those claims listed in (i) to (iii) above . Governmental Entity “ Governmental Entity ” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation - making organization or entity : (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them ; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power . Insurance Policies “ Insurance Policies ” means, collectively, the insurance policies of Just Energy that are available to pay insured claims in respect of Just Energy or its current or former directors and officers including, without limitation, Existing Equity Class Action Claims . Obligations “ Obligations ” means all liabilities, duties and obligations, including without limitation principal and interest, reimbursement obligations, fees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document . Offering Record Date “ Offering Record Date ” means July 23, 2020. Person “ Person ” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a LEGAL_1:61538669.10

- 12 -

	Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.
Preferred Shareholder	"**Preferred Shareholder**" means a holder of Preferred Shares.
Preferred Shares	"**Preferred Shares**" means preferred shares of Just Energy.
Senior Unsecured Debt	"**Senior Unsecured Debt**" means, collectively, the debt outstanding under the Senior Unsecured Debt Documents.
Senior Unsecured Debt Documents	"**Senior Unsecured Debt Documents**" means, collectively: (i) the Term Loan Agreement, (ii) the $150 Million Convertible Bonds Trust Deed; and (iii) all related documentation, including, without limitation, all guarantee and security documentation, related to the foregoing.
Senior Unsecured Debtholder	"**Senior Unsecured Debtholder**" means a holder of Senior Unsecured Debt, in its capacity as such.
Support Agreement	"**Support Agreement**" means the support agreement dated as of July 7, 2020 among the Term Loan Debtholders, the Term Loan Agent and Just Energy.
Term Loan Agent	"**Term Loan Agent**" means National Bank of Canada, as administrative agent under the Term Loan Agreement.
Term Loan Agreement	"**Term Loan Agreement**" means the US$250 million loan agreement dated as of September 12, 2018, between the Company, the Term Loan Agent, and the Term Loan Debtholders, amended, restated, supplemented or otherwise modified.
Term Loan Debtholders	"**Term Loan Debtholders**" means the lenders under the Term Loan Agreement.
Trustees	"**Trustees**" means, collectively, the $100 Million Debenture Trustee, the $160 Million Debenture Trustee and the $150 Million Bond Trustee.

LEGAL_1:61538669.10

3 01 6 71 3 7 .2 SCHEDULE “A” TERM LOAN AGREEMENT AMENDMENT LEGAL_1:61538669.10

30135002.5 FIRST AMENDED AND RESTATED LOAN AGREEMENT AMONG JUST ENERGY GROUP INC. as Borrower AND NATIONAL BANK OF CANADA, as Administrative Agent AND SAGARD CREDIT PARTNERS, LP and EACH OTHER PERSON from time to time party hereto as a Lender, as Lenders MADE AS OF [ x ], 2020

30135002.5 TABLE OF CONTENTS ARTICLE 1 INTERPRETATION.................................................................................................. 1 1.01 Definitions............................................................................................................... 1 1.02 Headings ............................................................................................................... 26 1.03 Number ................................................................................................................. 26 1.04 Accounting Principles ........................................................................................... 26 1.05 Accounting Practices ............................................................................................ 26 1.06 Currency................................................................................................................ 27 1.07 Paramountcy ......................................................................................................... 27 1.08 Non - Business Days ............................................................................................... 27 1.09 Statutory and Material Contract References ......................................................... 27 1.10 Interest Payments and Calculations ...................................................................... 28 1.11 Determination by the Borrower ............................................................................ 29 1.12 Schedules .............................................................................................................. 29 ARTICLE 2 THE LOAN FACILITY........................................................................................... 29 2.01 Loan Facility ......................................................................................................... 29 ARTICLE 3 CONDITIONS PRECEDENT ................................................................................. 30 3 . 01 Conditions Precedent to Effectiveness of this Agreement .................................... 30 3 . 02 Waiver ................................................................................................................... 31 3 . 03 Amendment and Restatement ............................................................................... 32 ARTICLE 4 PAYMENTS OF INTEREST AND FEES .............................................................. 32 4.01 Interest on Advances............................................................................................. 32 4.02 No Set - Off, Deduction etc. ................................................................................... 33 4.03 Fees ....................................................................................................................... 33 4.04 [Reserved] ............................................................................................................. 35 4.05 Account of Record ................................................................................................ 35 4.06 Notes ..................................................................................................................... 35 4.07 Maximum Rate of Interest .................................................................................... 35 ARTICLE 5 REPAYMENT ......................................................................................................... 36 5 . 01 Mandatory Repayment of Principal at Maturity or on a Change of Control ........ 36 5 . 02 Voluntary Repayments .......................................................................................... 36 ARTICLE 6 PLACE AND APPLICATION OF PAYMENTS ................................................... 36 6.01 Place of Payment of Principal, Interest and Fees.................................................. 36 ARTICLE 7 REPRESENTATIONS AND WARRANTIES........................................................ 37 7.01 Representations and Warranties............................................................................ 37 7 . 02 Survival and Repetition of Representations and Warranties ................................ 44 ARTICLE 8 COVENANTS ......................................................................................................... 44 8.01 Positive Covenants................................................................................................ 44 8.02 Financial Covenants.............................................................................................. 49 8.03 Reporting Requirements ....................................................................................... 49 8.04 Negative Covenants .............................................................................................. 51

30135002.5 - ii - 8.05 Restricted and Unrestricted Subsidiaries .............................................................. 55 ARTICLE 9 DEFAULT ............................................................................................................... 57 9.01 Events of Default .................................................................................................. 57 9.02 Acceleration and Termination of Rights............................................................... 60 9.03 Remedies Cumulative and Waivers ...................................................................... 60 9.04 Termination of Lenders’ Obligations.................................................................... 61 9.05 Perform Obligations.............................................................................................. 61 9.06 Third Parties.......................................................................................................... 61 ARTICLE 10 COSTS, EXPENSES AND INDEMNIFICATION............................................... 61 10.01 Costs and Expenses............................................................................................... 61 10.02 Indemnification by the Borrower.......................................................................... 62 10.03 Specific Environmental Indemnification .............................................................. 62 10.04 Exclusion............................................................................................................... 63 ARTICLE 11 THE AGENT AND THE LENDERS.................................................................... 63 11.01 Appointment ......................................................................................................... 63 11.02 Indemnity from Lenders ....................................................................................... 64 11.03 Exculpation ........................................................................................................... 64 11.04 Reliance on Information ....................................................................................... 65 11.05 Knowledge and Required Action.......................................................................... 65 11.06 Request for Instructions ........................................................................................ 65 11.07 The Agent Individually ......................................................................................... 65 11.08 Resignation and Termination................................................................................ 66 11.09 Actions by Lenders ............................................................................................... 66 11.10 Provisions for Benefit of Lenders Only ................................................................ 67 11.11 Payments by Agent ............................................................................................... 67 11.12 Direct Payments .................................................................................................... 68 11 . 13 Acknowledgements, Representations and Covenants of Lenders ........................ 68 11 . 14 Rights of Agent ..................................................................................................... 69 11 . 15 Collective Action of the Lenders .......................................................................... 70 11 . 16 Funding by Lenders ; Presumption by Agent ........................................................ 70 11 . 17 Payments by the Borrower ; Presumption by Agent .............................................. 70 11 . 18 Non - Funding Lenders ........................................................................................... 71 11 . 19 European Union Bail - In Action . ........................................................................... 72 ARTICLE 12 TAXES................................................................................................................... 73 12.01 Taxes ..................................................................................................................... 73 ARTICLE 13 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS..................... 76 13.01 Successors and Assigns......................................................................................... 76 13.02 Assignments.......................................................................................................... 77 13.03 Participations....................................................................................................... .. 78 ARTICLE 14 GENERAL ............................................................................................................. 79 14.01 Exchange and Confidentiality of Information ...................................................... 79 14.02 Nature of Obligations under this Agreement ........................................................ 80 14.03 Notice............................................................................................................... ... .. 81

30135002.5 - iii - 14.04 Governing Law ..................................................................................................... 81 14.05 Judgment Currency ............................................................................................... 81 14.06 Benefit of the Agreement...................................................................................... 82 14.07 Severability ........................................................................................................... 82 14.08 Whole Agreement ................................................................................................. 82 14.09 Further Assurances................................................................................................ 82 14.10 Waiver of Jury Trial.............................................................................................. 83 14.11 Consent to Jurisdiction.......................................................................................... 83 14.12 Time of the Essence .............................................................................................. 83 14.13 Electronic Execution ............................................................................................. 83 14.14 Counterparts .......................................................................................................... 84 14.15 Delivery by Facsimile Transmission .................................................................... 84 14.16 Term of Agreement............................................................................................... 84 14.17 USA Patriot Act .................................................................................................... 84 14.18 Anti - Money Laundering Legislation .................................................................... 84 14.19 Public Disclosure .................................................................................................. 85

FIRST AMENDED AND RESTATED LOAN AGREEMENT THIS FIRST AMENDED AND RESTATED LOAN AGREEMENT is made as of <@>, 2020 AMONG: JUST ENERGY GROUP INC. , a corporation existing under the laws of Canada (hereinafter referred to as the “ Borrower ”) - and - NATIONAL BANK OF CANADA , in its capacity as Administrative Agent (hereinafter referred to as the “ Agent ”) - and - SAGARD CREDIT PARTNERS, LP , and each other Person from time to time party to this Agreement as a Lender (hereinafter in such capacities individually referred to as a “ Lender ” and collectively in such capacities referred to as, the “ Lenders ”) WHEREAS the Borrower, the Agent and the Lenders are party to a loan agreement dated as of September 18, 2018 as amended by a limited waiver and amending agreement dated as of March 19, 2019, a limited waiver and second amending agreement dated as of June 25, 2019, a third amending agreement to loan agreement dated as of July 23, 2019, a limited waiver and fourth amending agreement dated as of November 30, 2019, a limited waiver and fifth amending agreement dated as of March 31, 2020 (collectively, the “ Original Loan Agreement ”); [NTD: Recitals pertaining to UK Bondholders to be developed from Plan of Arrangement] AND WHEREAS the Borrower and the Lenders entered into a support agreement dated as of <@>, 2020 pursuant to which they have agreed to amend and restate the Original Loan Agreement pursuant to the terms of this first amended and restated credit agreement; NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows: ARTICLE 1 INT E RPRE T ATI ON 30135002.5 1.01 Definitions In this Agreement unless something in the subject matter or context is inconsistent therewith:

30135002.5 - 2 - “ Acquisition ” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person. “ Advance ” means each borrowing by the Borrower by way of a term loan under the Loan Facility and any reference relating to the amount of Advances will mean the sum of the principal amount of all outstanding Advances plus any PIK Interest or PIK Fees that has been added to the principal in accordance with Section 4.01 or Section 4.03. “ Affiliate ” has the meaning ascribed thereto in the Business Corporations Act (Ontario) and for greater certainty, with respect to the Borrower includes a Subsidiary of the Borrower. “ Agent ” means National Bank of Canada in its capacity as administrative agent for the Lenders, including any successor agent pursuant to Section 11.08 hereof. “ Agent’s Payment Location ” means the office of the Agent that the Agent may from time to time designate by notice to the Borrower and the Lenders. “Aggregate Swap Exposure” means, at any time, the negative net marked to market amount, if any, that would be carried in the accounts of the Borrower on a Modified Consolidated Basis at such time with respect to Hedges (other than Commodity Hedges) as a liability in accordance with GAAP. “ Agreement ” means this first amended and restated loan agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, revised, replaced, supplemented or restated from time to time. “ Anti - Corruption Laws ” means the Corruption of Foreign Officials Act (Canada), the FCPA and all other similar Applicable Law with respect to the prevention of corruption and bribery. “ Applicable Law ” means, in respect of any Person, property, transaction, event or other matter, as applicable, all domestic and foreign laws, rules, statutes, regulations, treaties, orders, judgments and decrees and, to the extent they have the force of law, all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (collectively the “ Law ”) and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law relating or applicable to such Person, property, transaction, event or other matter . “ Applicable Order ” means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority .

30135002.5 - 3 - “ Arm’s Length ” has the meaning specified in the definition of “ Non Arm’s Length ”. “ Assignment Agreement ” has the meaning specified in Section 13.02 . “ Associate ” means an “associate” as defined in the Business Corporations Act (Ontario). “Available Supply” means, at any time, the amount of natural gas, electricity or JustGreen Products (whether physical or financial) contracted for by the Obligors under existing Supplier Contracts, less any sales of excess of such commodity already contracted for under existing Supplier Contracts at such time. “ Average Quarterly Net Senior Debt Utilization ” means for any Fiscal Quarter, the quotient of (A) the difference for each day in such Fiscal Quarter that is determined as of 5:00 p.m. Toronto time of the amount of Senior Debt, less aggregate cash on deposit in the bank accounts of the Obligors divided by (B) the number of days in such Fiscal Quarter as determined on the last Business Day of such Fiscal Quarter. “ Bail - In Action ” means the exercise of any Write - down and Conversion Powers. “ Billed Accounts Receivable ” means all present and future amounts in respect of gas, electricity or JustGreen Products that has been delivered to a Customer pursuant to a Customer Contract, and that have been billed to such Customer and assigned or sold to an LDC pursuant to a Collection Service Agreement. “ Borrower ” means Just Energy Group Inc. and includes its successors and assigns. “ Borrower’s Counsel ” means the firm of Fasken Martineau DuMoulin LLP or such other firm or firms of legal counsel as the Borrower may from time to time designate. “ Business ” means the business carried on by the Obligors consisting of (i) the purchase of natural gas, electricity and JustGreen Products under Supplier Contracts, (ii) the marketing and sale of natural gas, electricity and JustGreen Products to Customers under Customer Contracts, (iii) the marketing, sale and lease of home and business solutions, including smart thermostats, energy monitoring and management applications, smart sprinkler controllers and other smart home and business devices, (iv) the management of consumers’ and businesses’ energy consumption, (v) the marketing and sale of solar energy products; (vi) the ownership and operation of green energy generation assets; and (vii) the generating of sales leads of other third party products. “ Business Day ” means a day on which banks are generally open for business in Toronto, Ontario and Montreal, Quebec. “ Canadian Dollars ”, “ Cdn. Dollars ”, “ Cdn.$ ” and “ $ ” mean the lawful money of Canada. “ Canadian Pension Plan ” means any “pension plan” or “plan” that is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor.

30135002.5 - 4 - “ Canadian Welfare Plan ” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan or arrangement applicable to employees resident in Canada of an Obligor, but excluding (a) any Canadian Pension Plans and (b) plans established by statute or administered by a Governmental Authority, including the Canada Pension Plan, the Quebec Pension Plan or plans administered pursuant to federal or provincial health, workers compensation and employment insurance legislation. “Capital Lease” means a capital lease under GAAP. “Cash Equivalents” means: (a) marketable direct obligations issued by, or unconditionally guaranteed by, the government of Canada or the government of the United States or any agency or instrumentality of either of them, and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition; (b) demand deposits, term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any commercial bank organized under the laws of Canada or the United States or any state thereof whose long term debt is rated at least A or the equivalent thereof by S&P or at least A2 or the equivalent thereof by Moody’s; and (c) commercial paper of an issuer rated at least A - 1+ or the equivalent thereof by S&P or at least P - 1 or the equivalent thereof by Moody’s or at least R - 1 (High) or the equivalent thereof by DBRS, and in each case maturing within six months from the date of acquisition. “Cash Interest Trigger” means on any Interest Payment Date, or any Fee Letter Fee payment date; the Compliance Certificate (as defined in the Senior Credit Agreement) delivered for the immediately preceding Fiscal Quarter evidences that the ratio for such Fiscal Quarter of the Average Quarterly Net Senior Debt Utilization as at the last day of such Fiscal Quarter to EBITDA in respect of such Fiscal Quarter is less than 1:00:1.00. “ Cash Security Deposit ” means an amount required to be paid by an Obligor to an LDC pursuant to a Collection Service Agreement following the occurrence of an event of default thereunder, in respect of amounts owing by such Obligor to such LDC pursuant to such Collection Service Agreement. “ CERCLA ” means the Comprehensive Environmental Response Compensation and Liability Act of 1980 , as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. †† 9601 et seq., and any future amendments thereto. “ Change of Control ” means, following the Closing Date, with respect to the Borrower, the occurrence of any of the following: (a) the acquisition by any Person or group of Persons who are associates (as such term is defined in the Securities Act (Ontario)), or who act together in concert for such purpose, of (i) common shares or other voting securities of the Borrower to which are attached more than 50% of the votes that may be cast to elect the directors, or (ii) the

30135002.5 - 5 - ability, through operation of law or otherwise, to elect or cause the election or appointments of a majority of the directors. Where control is exercised de - facto by contract or representation on the board of directors of the Borrower, any change in the foregoing relationship where a reasonable Person would deem control to have been acquired as a result of such change, will constitute a Change of Control; (b) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, plan of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Borrower and its Subsidiaries taken as a whole to any Person or group of Persons acting jointly or in concert for purposes of such transaction; (c) the adoption of a plan relating to the liquidation or dissolution of the Borrower, which is not otherwise permitted under this Agreement or (d) the first day on which a majority of the members of the board of directors of the Borrower are not Continuing Directors. “ Closing Date ” means the date on which all of the conditions precedent set forth in Section 3.01 are satisfied or waived. “ Code ” means the Internal Revenue Code of 1986 of the United States, as amended, and any successor statute thereto. “ Collection Service Agreement ” means a collection service agreement entered into from time to time between an Obligor and a LDC providing for billing and collection services by such LDC on behalf of such Obligor with respect to its Customers, as supplemented, amended or restated from time to time. “ Commitment ” means, in respect of each Lender from time to time, the amount of set forth in Schedule A to this Agreement opposite such Lender’s name (which will be amended and distributed to all parties by the Agent from time to time as other persons become Lenders), which for greater certainty will in each case be reduced by such Lender’s Proportionate Share of the amount of any permanent prepayments or reductions required or made hereunder. “Commodity Hedges” means any agreement for the hedging or fixing of the cost of commodities used in the ordinary course of business so long as such obligations are settled by the payment of money and not by the delivery of such commodities. “ Compliance Certificate ” means the certificate required pursuant to Section 8.03(3) substantially in the form annexed as Schedule I and signed by a senior officer of the Borrower. “ Contingent Obligation ” means, with respect to any Person, calculated without duplication, obligations of such Person in respect of synthetic lease obligations, contingent liabilities in respect of letters of credit, letters of guarantee and similar instruments, capital stock which in accordance with GAAP is not included in shareholders’ equity, net obligations under Hedges, contingent liabilities required to be treated as a liability on a balance sheet of such Person in accordance with GAAP and contingent liabilities under any guarantee, including without limitation, under any guarantee of any of the foregoing, but excluding operating leases and trade payables arising in the ordinary course of business. “ Continuing Directors ” means, as of any date of determination, any member of the board of directors of the Borrower who (a) was a member of the board of directors of the Borrower on the

30135002.5 - 6 - Closing Date, or (b) was nominated for election or elected to the board of directors of the Borrower with the approval of a majority of the Continuing Directors who were members of the board of directors at the time of such nomination or election. “ Controlled Group ” means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control, which together with the Borrower and any of its subsidiaries, are treated as a single employer under Section 414 of the Code or Section 4001 of ERISA. “ Credit Card Payment Account ” means a bank account maintained by an Obligor into which Customers make credit card payments in respect of exit fees and other payments in respect of the Business and in respect of which a security interest is granted to a merchant services provider. “ Currency Hedge ” means any agreement, whether in the form of a futures or forward contract, swap or otherwise, for the hedging of a currency risk in Canadian Dollars or US Dollars. “Customer Contracts” means contracts entered into from time to time by Obligors with Customers in connection with the Business. “ Customers ” means residential, small to mid - size commercial and small industrial purchasers of products of the Business from an Obligor. “ Debt ” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (a) the principal amount of all indebtedness of such Person for borrowed money, (b) the principal amount of all obligations of such Person for the deferred purchase price of Property or services in excess of 90 days which constitute indebtedness, (c) the principal amount of all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) the principal amount of all obligations of such Person created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under Capital Leases determined as the capitalized amount thereof, (f) the undrawn amount of all letters of credit issued on behalf of such Person and the full face amount of all bankers’ acceptances issued by or on behalf of such Person, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person, (h) all Contingent Obligations of such Person in respect of any of the foregoing items, (i) all Hedges, (j) all Debt referred to in clauses (a) through (i) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt, limited to the fair market value of such property, and (k) any other obligation arising under arrangements or agreements that, in substance, constitute indebtedness for borrowed money of such Person. “ Deferred Compensation Plan ” means the deferred compensation plan pursuant to which rights to common shares of the Borrower are issued to directors in lieu of fees payable in cash and are

30135002.5 - 7 - exchangeable into common shares of the Borrower, as supplemented, amended or restated from time to time. “Depreciation Expense” means, for any period with respect to the Borrower, depreciation, amortization (excluding the amortization of contract initiation costs), depletion and other like reductions to income of the Borrower for such period not involving any outlay of cash, determined, without duplication, on a Modified Consolidated Basis in accordance with GAAP and includes, for greater certainty, amortization of any up front financing fees. “ Disposition ” means any sale, assignment, transfer, conveyance, permanent user license or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property, and the verb “ Dispose ” will have a correlative meaning . “Distributions” means the payment by a Person: (a) of any dividends or distributions on any equity interests, (b) of any interest, premium or fees owing on any indebtedness, including any indebtedness which is subordinate to the indebtedness owing to the Lenders (including, without limitation, in respect of Existing Intercompany Debt, Future Intercompany Debt and Permitted Unrestricted Subsidiary Debt), (c) distributions paid in cash under the Restricted Share Grant Plan or the Deferred Compensation Plan, (d) non - cash distributions of Share Based Compensation, (e) the application of such Person’s assets to the purchase, redemption or other acquisition or retirement of any of its shares, partnership, or trust units, as applicable or (f) any other like distributions of funds whatsoever by such Person . “EBITDA” means, for any period for the Borrower determined on a Modified Consolidated Basis, net income for such period: (a) increased by the sum of (without duplication): (i) Total Interest Expense for such period; (ii) Income Tax Expense for such period; (iii) Depreciation Expense for such period (which for greater certainty does not include any amortization of contract initiation costs); (iv) non - cash losses resulting from the fair value of derivative financial investments for such period; (v) accrued (but not yet actually realized) foreign exchange translation losses; (vi) losses on the purchase or redemption of securities issued by the Borrower and the Restricted Subsidiaries for such period; (vii) any other cash or non - cash extraordinary, unusual or non - recurring losses for such period, excluding, for greater certainty, (A) provisions made for litigation and other similar proceedings and (B) losses associated with trading, settlement or balancing of Commodity Hedges; and

30135002.5 - 8 - (viii) Share Based Compensation to the extent settled with shares of the Borrower (i.e. non - cash); (b) decreased by the sum of (without duplication): (i) non - cash gains resulting from the fair value of derivative financial investments for such period; (ii) accrued (but not yet actually realized) foreign exchange translation gains; (iii) gains on the purchase or redemption of securities issued by the Borrower and the Restricted Subsidiaries for such period; (iv) any reduction in deferred tax recovery for such period; and (v) any other cash or non - cash extraordinary, unusual or non - recurring gains for such period, excluding, for greater certainty, gains associated with trading, settlement or balancing of Commodity Hedges. “ EDC ” means Export Development Canada. “ EDC Indemnity ” means the bonding products declaration and indemnity dated December 30, 2016, provided by each Obligor in favour of EDC. “ EEA ” means the European Economic Area. “EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway. “EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution. “ Electricity Service Agreements ” means electricity service agreements entered into between an Obligor and an LDC regarding such Obligor’s electricity Customers. “ Eligible Customer Contracts ” means Customer Contracts for sales entered into in connection with the Business in Canada, the United States or such other jurisdiction as the Majority Lenders consent to in writing .

30135002.5 - 9 - “ Encumbrance ” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any Capital Lease of Property by such Person as lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “ Encumbrances ”, “ Encumbrancer ”, “ Encumber ” and “ Encumbered ” will have corresponding meanings. “ Equity Hedges ” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of the price of shares. “ Equivalent Amount ” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is converted into the first currency using the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day) and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by Canadian Imperial Bank of Commerce in Toronto, Ontario on the Business Day such conversion is to be made in accordance with its normal practice. “ ERISA ” means the Employee Retirement Income Security Act of 1974 of the United States, together with the regulations thereunder as the same may be amended from time to time. Reference to Sections of ERISA also refer to any successive Sections thereto. “ ERISA Plan ” means an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA. “EU Bail - In Legislation Schedule” means the EU Bail - In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time. “ Event of Default ” means any of the events described in Section 9.01 . “ Excluded Taxes ” means in the case of each Lender, the Agent or any other recipient of any payment to be made by or on account of any obligation of the Obligors hereunder (i) Taxes imposed on or measured by its net income (however denominated), net worth, net profits, capital and franchise taxes imposed on it in lieu of net income taxes and branch profits taxes, in each case, (A) by the jurisdiction under the laws of which such Lender or the Agent (as the case may be) is organized or has its principal office or applicable lending office or any political subdivision thereof or (B) that are Other Connection Taxes; (ii) any withholding Taxes imposed on interest payable to or for the account of such Lender or the Agent pursuant to law in effect on the date on which such Lender or the Agent became a Lender or the Agent hereunder (except to the extent such Taxes were not considered Excluded Taxes with respect to such Lender’s or the Agent’s immediate assignor); (iii) Taxes attributable to such Lender’s failure to comply with Sections 12.01(3), 12.01(4) or 12.01(5); (iv) any Canadian withholding Tax imposed on a payment by or on account of any obligation of an Obligor hereunder as a result of: (A) the recipient and the Obligor being Non - Arm’s Length; (B) the recipient being a “specified non -

30135002.5 - 10 - resident shareholder” of the Obligor or being Non - Arm’s Length with a “specified shareholder” of the Obligor (in each case, within the meaning of the Income Tax Act (Canada)), or (C) such payment being a payment of interest that is paid or payable in respect of a debt or other obligation to pay an amount to a person with whom the payer is Non - Arm’s Length, other than in each case where the Non - Arm’s Length, “specified shareholder” or “specified non - resident shareholder” relationship arises in connection with or as a result of a Lender or Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under or received or enforced any rights under any Loan Document; and (v) any United States withholding Taxes imposed under FATCA. “ Existing Intercompany Debt ” means any Debt owing by an Obligor to any other Obligor, in each case in existence on the Closing Date. “ FATCA ” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code, and any agreements (including any intergovernmental agreements or any laws, rules or practices implementing such intergovernmental agreements) implementing the foregoing (including, for greater certainty, Part XVIII of the Income Tax Act (Canada)). “ FCPA ” means the Foreign Corrupt Practices Act, 15 U.S.C. †† 78dd - 1, et seq. “ Financial Assistance ” means, without duplication and with respect to any Person (a) all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non - delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity, or (b) all acquisitions of any equity interests or investments made by that Person in another Person or Persons, and for greater certainty “ Financial Assistance ” will include any guarantee of any third party lease obligations. “ Fiscal Quarter ” means each three month period of the Borrower’s Fiscal Year ending on June 30, September 30, December 31 and March 31 of each calendar year. “ Fiscal Year ” means the 12 month fiscal period of the Borrower ending on the last day of ; (i) March or (ii) subject to the requirements of Section 8 . 04 (12) of this Agreement, December, in any calendar year . “ Fitch ” means Fitch Ratings, Inc . and its successors . “ Four Quarter Period ” means as at the last day of any particular Fiscal Quarter, the period of four consecutive Fiscal Quarters which includes such Fiscal Quarter (including the last day thereof) and the immediately preceding three Fiscal Quarters.

30135002.5 - 11 - “ Future Intercompany Debt ” means Debt incurred after the Closing Date by any Obligor and owing to any other Obligor; provided same is subject to the Restricted Subsidiary Subordination Agreement. “ GAAP ” means those accounting principles which are recognized as being generally accepted in Canada and which are in effect from time to time, as published in the Handbook of the Canadian Institute of Chartered Accountants, or International Financial Reporting Standards, as the case may be; provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under any Financial Accounting Standard to value any Debt or other liabilities of any Obligor or any Subsidiary of any Obligor at “fair value” as defined in any such Financial Accounting Standard. “ Governmental Authority ” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing. “Gross Margin” means, for any Fiscal Quarter, the net cash receipts, including accruals recorded in accordance with GAAP, (calculated in Canadian dollars) generated by Eligible Customer Contracts by the Borrower and the Restricted Subsidiaries on a Modified Consolidated Basis in such Fiscal Quarter less the cost of goods sold, recorded in accordance with GAAP, in such Fiscal Quarter, as determined as of the last day of such Fiscal Quarter in respect of the immediately preceding Four Quarter Period. “ Guarantee ” means an unconditional and irrevocable guarantee of all of the Obligations of the Borrower under this Agreement in form and substance satisfactory to the Lenders. “ Guarantors ” means each of the Restricted Subsidiaries and any other Person that provides a Guarantee in favour of the Agent and “ Guarantor ” means any one of them. “ Hazardous Substance ” means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum, polychlorinated biphenyls and any “hazardous substance” as defined by CERCLA and any “hazardous waste” as defined by the Resource Conservation and Recovery Act of the United States. “ Hedges ” means, collectively, Interest Rate Hedges, Currency Hedges, Commodity Hedges and Equity Hedges. “ Income Tax Expense ” means, with respect to the Borrower, for any period, the aggregate, without duplication, of all Taxes on the income of such Person for such period, whether current or deferred, determined on a Modified Consolidated Basis. “ Information ” has the meaning set forth in Section 14.01(1) .

30135002.5 - 12 - “ Insolvency Legislation ” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re - adjustment of debt, dissolution or winding - up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding - Up and Restructuring Act (Canada) and the Bankruptcy Code (United States). “ Intellectual Property ” means the intellectual property in patents, patent applications, trade - marks, trade - mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, technology and other similar intellectual property rights. “ Intercreditor Agreement ” means the sixth amended and restated intercreditor agreement dated as of September 1, 2015 between the Senior Collateral Agent, the Senior Administrative Agent on behalf of the Senior Lenders and the Lender Hedge Providers (as defined in the Senior Credit Agreement), Shell Energy, the Other Commodity Supplies (as defined therein), Just Energy Ontario L.P., Just Energy (U.S.) Corp., the Restricted Subsidiaries and such other persons as from time to time become party thereto, as amended by the first amending agreement and adhesion agreement dated May 17, 2018. “ Interest Payment Date ” means (i) the last Business Day of March and the last Business Day of September in each Fiscal Year and (ii) the Maturity Date, provided that in the case of (i), any cash payment of interest payable hereunder may be made within two Business Days of such Interest Payment Date until the repayment in full of the Senior Credit Agreement (or the replacement or refinancing thereof). “ Interest Rate ” means a fixed interest rate of 9.75% per annum, which shall be increased by (i) 0.50% for any accruing and payable PIK Interest on the relevant Interest Payment Date and (ii) 2% upon the occurrence and during the continuance of any Event of Default. “Interest Rate Hedge” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of interest on Debt. “ JEC ” means Just Energy Corp., an Ontario corporation, formerly known as Ontario Energy Savings Corp. “ JEC Assignment Agreement ” means the Assignment, Assumption, Consent and Release Agreement dated as of August 1, 2005 between JEC, Just Energy Ontario L.P. and Shell Energy. “ Judgment Conversion Date ” has the meaning set forth in Section 14.05(1)(b) . “ Judgment Currency ” has the meaning set forth in Section 14.05(1) . “JustGreen Products” means environmental derivative products, including carbon offsets, carbon credits, renewable energy certificates or attributes and the equivalents thereof. “ LDC Agreements ” means Collection Service Agreements and Transportation Agreements and the Electricity Service Agreements listed on Schedule E hereto as such agreements are in effect on the Original Closing Date and as from time to time supplemented, amended restated or

30135002.5 - 13 - replaced from time to time and any such agreement entered into with LDCs after the Original Closing Date, whether or not scheduled. “LDCs” means (i) local distribution companies to whom volumes of natural gas are delivered by an Obligor and with whom such Obligor has Transportation Agreements and Collection Service Agreements and (ii) local electricity distribution companies, which deliver electricity to Customers for and on behalf of an Obligor and with whom such Obligor has an Electricity Service Agreement. “ Lender - Related Distress Event ” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each, a “ Distressed Person ”), (a) a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or (b) a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or (c) such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or (d) such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such Governmental Authority, or (e) such Distressed Person becomes the subject of a Bail - In Action. “ Lenders ” means Sagard, in its capacity as Lender, and the Persons from time to time designated in Schedule A annexed hereto as a Lender and “ Lender ” means any one of the Lenders and includes each of their successors and permitted assigns. “ Lenders’ Counsel ” means the firm of Torys LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by Torys LLP for and on behalf of the Agent. “ Liquidity Test ” means, on the applicable Interest Payment Date or Payment Date, the consolidated balance of cash and Cash Equivalents of the Obligors plus the undrawn amount of the credit facilities available under the Senior Credit Agreement would be equal to or greater than Cdn. $65,0000,000 on a pro forma basis after taking into account the cash portion of any such interest or fee payment, as set out in a certificate of an officer of the Borrower delivered to the Agent on such date. “ Loan Documents ” means (a) this Agreement, the Guarantees and any Notes issued hereunder, (b) the Payment Letter and arrangements letter referred to in Sect ion 4.03 and (c) all present and future agreements delivered by any Obligor to the Agent or the Lenders pursuant to, or in respect of the agreements referred to in clauses (a), (b), (c) and (d) inclusive of this definition, in each case as the same may be supplemented, amended or restated from time to time, and “ Loan Document ” will mean any one of the Loan Documents. “ Loan Facility ” has the meaning set forth in Section 2.01(1) .

- 14 - “ Majority Lenders ” means Sagard and the Specified Lender, as Lenders, plus such other Lenders as may be required to hold at least of the outstanding Advances under the Loan Facility. “ Material Adverse Effect ” means (a) a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of all Obligors on a consolidated basis; (b) an adverse effect on the legality, validity or enforceability of any of the Loan Documents which could reasonably be considered material having regard to the Loan Documents considered as a whole; (c) a material adverse effect on the right, entitlement or ability of the Obligors as a whole, to pay or perform any of its debts, liabilities or obligations under any of the Loan Documents; or (d) a material adverse effect on the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Loan Documents, for greater certainty: (i) the restatement of the Borrower’s financial statements for fiscal 2019 and fiscal 2020 documented in Management’s Discussion and Analysis dated July 7, 2020; and (ii) the disclosure in Note 3(b) to the Borrower’s 2020 audited financial statements filed with SEDAR on July 7, 2020, shall not constitute a Material Adverse Effect. “ Material Contracts ” means, collectively, (i) all material LDC Agreements; (ii) all Supplier Contracts, excluding (A) those Supplier Contracts that are immaterial (provided that the supply under Supplier Contracts excluded in this subparagraph (A) does not exceed, in the aggregate, 10% of the total supply under all Supplier Contracts) and (B) Supplier Contracts entered into by an Unrestricted Subsidiary; and (iii) any other agreement entered into by an Obligor which: (a) if not complied with or terminated, could reasonably be expected to have a Material Adverse Effect; or (b) is necessary for the business of an Obligor and not replaceable in the commercial marketplace on commercially reasonable terms. “ Material Licences ” means, collectively, each licence, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Obligor, the breach or default of which could reasonably be expected to result in a Material Adverse Effect. “ Maturity Date ” means March 31, 2024. “Modified Consolidated Basis” means the consolidated financial position or results of the Borrower and the Restricted Subsidiaries, as determined in accordance with GAAP. “ Non - Arm’s Length ” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “ Arm’s Length ” will have the opposite of such meaning. “ Non - Funding Lender ” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents, or (ii) that has given verbal or written notice to the Borrower, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender - Related Distress Events has occurred, or (iv) with respect 30135002.5

30135002.5 - 15 - to which the Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities, or (v) with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable chance that such Lender shall become a “Non - Funding Lender” pursuant to any of (i), (ii) or (iii) above and that such Lender has been deemed a “Non - Funding Lender”. “ Note ” has the meaning set forth in Section 4.06. “ Obligations ” means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders and each of them under, in connection with, relating to or with respect to each of the Loan Documents, and any unpaid balance thereof. “ Obligors ” means, collectively, the Borrower and the Guarantors and each of their respective successors and assigns and “ Obligor ” means any one of them. “ Original Lenders ” means the Lenders party to the Original Credit Agreement on the Original Closing Date and each of their respective permitted successors and assignees. “ OFAC ” means The Office of Foreign Assets Control of the US Department of Treasury. “ Operating Budget ” means (i) the annual operating budget of the Borrower in, consisting of a statement of cash available for distribution and a cash flow forecast and (ii) forecasted calculations in respect of each Fiscal Quarter for the purposes of (A) the financial covenants in Sec tion 8.02 and (B) Section 8.05(4) (and which, for greater certainty, shall be substantially the form attached hereto as Schedule F and shall include in respect of all Unrestricted Subsidiaries of the Borrower only separate select information concerning the RCE’s and Gross Margin (as if such definition applied to Unrestricted Subsidiaries mutatis mutandis ) of such Unrestricted Subsidiaries calculated on an annual basis). “Original Closing Date ” means September 12, 2018. “ Organizational Documents ” means, with respect to any Person, such Person’s articles or other charter documents, by - laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person, setting forth the manner of election or duties of the directors, officers or managing members of such Person or the designation, amount or relative rights, limitations and preferences of any equity interests of such Person.

- 16 - “ Other Connection Taxes ” means, with respect to any recipient, Taxes imposed as a result of a former or present connection between such recipient and the jurisdiction imposing the Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Advance or Loan Document). “ Participant ” has the meaning set forth in Section 13.03(1). “ Participant Register ” has the meaning set forth in Section 13.03(3). “ Patriot Act ” has the meaning set forth in Section 7.01(45). “ Payment Date” has the meaning set forth in the Payment Letter as amended by Section 4.03. “ Payment Letter ” means the amended and restated payment letter between the Borrower and the Agent, on behalf of the Original Lenders, dated as of October 30, 2018, as amended, modified, restated or supplemented from time to time. “ PB Plan ” means the Performance Bonus Plan under which employees and sales representatives are awarded securities of the Borrower as bonuses, as amended or replaced from time to time. “ Pending Event of Default ” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”. “ Permitted Asset Dispositions ” means Dispositions by an Obligor of: (a) tangible personal property in the normal course of its Business for fair market value and on customary trade terms; (b) tangible and intangible personal property that comprise interests in (i) ecobee Inc., (ii) Filter Group Inc. and (iii) Filter Group USA Inc.; (c) tangible personal property other than pursuant to clauses (a), (b) or (d) hereof where the value of all such Property Disposed in any Fiscal Year pursuant to this clause (c) does not exceed in the aggregate ; (d) tangible or intangible personal property to any other Obligor; (e) Billed Accounts Receivable and Sold Unbilled Accounts Receivable under the Customer Contracts to LDCs in accordance with the LDC Agreements; or (f) intangible personal property, other than pursuant to clauses (d) and (e) hereof, in the normal course of its business for fair market value where the value of all such intangible property disposed in any Fiscal Year by all Obligors does not exceed in the aggregate. 30135002.5

- 17 - “Permitted Debt” means: (a) Debt under this Agreement; (b) (i) Debt under the Senior Credit Agreement in an aggregate principal amount not to exceed the Senior Lender Limitation Amount at any time, (ii) Debt under Hedges, provided that the Aggregate Swap Exposure shall not exceed at any time, and (iii) Debt under agreements evidencing treasury facilities and cash management products provided by any Senior Lender or an Affiliate of a Senior Lender and permitted under the Senior Credit Agreement; (c) Debt in respect of Purchase Money Security Interests and Capital Leases in an outstanding amount not to exceed in the aggregate for all Obligors; (d) Existing Intercompany Debt; (e) Future Intercompany Debt; (f) Permitted Unrestricted Subsidiary Debt; (g) [Reserved]; (h) [Reserved]; (i) guarantees of any Debt otherwise permitted hereunder; (j) Debt under (i) Canadian Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds Cdn. in the aggregate for all Obligors and (ii) US Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds in the aggregate for all Obligors; (k) [Reserved] (l) [Reserved] (m) EDC Indemnity; and (n) Debt consented to in writing by the Majority Lenders from time to time. “Permitted Distributions” means: (a) Distributions from an Obligor (other than the Borrower) to another Obligor; (b) Distributions by way of issuance of common shares or preferred shares of the Borrower to the public (including, for greater certainty, by way of private placement); (c) [Reserved]; 30135002.5

- 18 - (d) [Reserved]; (e) non - cash distributions of Share Based Compensation; (f) distributions paid in cash under the Restricted Share Grant Plan, the PB Plan or under the Deferred Compensation Plan in an aggregate amount over the term of this Agreement not exceeding $ 5 , 000 , 000 ; and (g) [Reserved]; (h) [Reserved]; (i) [Reserved]; (j) [Reserved]; (k) payments of principal, interest or fees in respect of the Senior Credit Agreement and related hedges and cash management services. “ Permitted Encumbrances ” means, with respect to any Person, the following: (a) Encumbrances for Taxes not yet due or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained; (b) Encumbrances in respect of claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension plan contributions, employee or non - resident withholding tax source deductions, realty taxes (including utility charges and business taxes which are collectable like realty taxes), unremitted goods and services taxes, provincial sales taxes, customs duties or similar statutory obligations secured by an Encumbrance on any Obligor’s assets, but only if the obligations secured by such Encumbrances are paid before they become delinquent or they are being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained; (c) undetermined or inchoate liens, rights of distress and charges incidental to current operations which relate to obligations not yet due, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person or they do not exceed in the aggregate; (d) the Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workmen’s compensation, unemployment insurance, letters of credit, surety or appeal bonds, or costs of litigation when required by law in any case not to exceed 30135002.5

- 19 - or the Equivalent Amount in US$ in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics’, warehousemen’s, landlords’, carriers’, surety bonds and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business; (e) the Encumbrance created by a judgment of a court of competent jurisdiction, so long as the same does not result in an Event of Default; (f) Encumbrances on real property which consist of (i) reservations, limitations, provisos and conditions expressed in the original grant from the Crown, (ii) any general qualifications to title imposed under the land registry system in which any real property is situate, (iii) any encroachments, variations in description or by - law infractions which might be revealed by an up - to - date survey of the real property, (iv) any agreement with a municipality with respect to the development of the buildings, fixtures and improvements on the real property, (v) restrictions or restrictive covenants disclosed by registered title, (vi) any easement or right - of - way disclosed by registered title and (vii) any easement for the supply of utilities to the real property; (g) liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day - to - day banking business in relation to deposit accounts (including segregated deposit accounts for Customers if required by Applicable Law) or other funds maintained with a financial institution; (h) the Encumbrances created by the security granted to the Senior Collateral Agent pursuant to the Senior Credit Documents; (i) (j) Purchase Money Security Interests and Capital Leases, provided that the aggregate outstanding amount of Debt secured thereby or arising thereunder does not exceed or the Equivalent Amount in US$ at any time; any Encumbrance granted by any Obligor to LDCs in respect of Billed Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 8.04(1); (k) any Encumbrance granted by any Obligor to LDCs in respect of Sold Unbilled Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 8.04(1); (l) any Encumbrance granted by any Obligor to LDCs in respect of Unbilled Accounts Receivable in accordance with Collection Service Agreements, provided that the aggregate value of such Unbilled Accounts Receivable Encumbered at any time shall not exceed ; 30135002.5

- 20 - (m) any Encumbrance granted by any Obligor to LDCs in respect of Cash Security Deposits in accordance with Collection Service Agreements, provided that the aggregate value of such Cash Security Deposits Encumbered at any time shall not exceed ; (n) any Encumbrance granted by an Obligor to an LDC in respect of natural gas in storage with such LDC if required by such LDC or the tariff applicable to such LDC; provided that the aggregate volume of such natural gas in storage so Encumbered shall not at any time exceed 15% of the aggregate volume of all such natural gas in storage; (o) Encumbrances over Credit Card Payment Accounts to secure obligations of certain Obligors to certain deposit banks pursuant to merchant services agreements; (p) [Reserved] (r) (q) Encumbrances over any and all cash, monies and interest bearing instruments delivered to, deposited with or held by an exchange for natural gas and any rights to payment or performance owing from an exchange for natural gas including, without limitation, accounts payable owed by the exchange to an Obligor to the extent that such proceeds are to be used as security for future transactions and all proceeds of any of the foregoing, provided that the aggregate value of such Encumbrances at any time shall not exceed ; and such other Encumbrances as agreed to in writing by the Majority Lenders in accordance with this Agreement. “ Permitted Unrestricted Subsidiary Debt ” means Debt owing by the Obligors to Unrestricted Subsidiaries in existence as of the Closing Date in an amount not to exceed in the aggregate at any time; provided that such Debt is subordinated and postponed to the Obligations pursuant to the terms of a Subordination Agreement. “ Person ” is to be broadly interpreted and will include an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, financial institution, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity. “ PIK Interest ” and “ PIK Fees ” means any interest or Yield Enhancement Payment payable hereunder or under the Payment Letter, as applicable, that is required to be capitalized pursuant to Sections 4.01 or 4.03 of this Agreement. “ Property ” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including, for greater certainty, (i) any share in the capital of a corporation or ownership interest in any other Person and (ii) its interest under all Supplier Contracts, LDC Agreements and related permits. 30135002.5

30135002.5 - 21 - “ Proportionate Share ” means in respect of each Lender from time to time and with respect to the Advances, such Lender’s pro rata share in accordance with the aggregate unpaid amount of the Advances owed to such Lender . “ Purchase Money Security Interest ” means an Encumbrance created or assumed by an Obligor securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of Property provided that (a) such Encumbrance is created substantially concurrently with the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property and the proceeds thereof financed or refinanced (to the extent the principal amount is not increased) by such Debt, (c) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such Property at the time it was acquired, installed or constructed and for the purposes of this definition the term “acquisition” will include a Capital Lease and the term “acquire” will have a corresponding meaning. “ RCE ” means a residential customer equivalent which is a unit of measurement to a customer using, as regards natural gas, 2 , 815 m 3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10 , 000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household . “ Receiving Lender ” has the meaning set forth in Section 11.12 . “ Register ” has the meaning set forth in Section 13.02(3). “ Release ” means a “release”, as such term is defined in CERCLA. “Relevant Jurisdiction” means, from time to time, with respect to any Obligor, such Obligor’s jurisdiction of formation, chief executive office or chief place of business and, for greater certainty, at the Closing Date includes the jurisdictions set forth in Schedule 7.01(19). “ Repayment Notice ” means the notice substantially in the form annexed hereto as Schedule C. “ Requirements of Environmental Law ” means all requirements of the common law or of statutes, regulations, by - laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada, the United States and any other jurisdiction in which any Obligor has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Obligor and the intended uses thereof in connection with such matters, including but not limited to, all such requirements relating to : (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater) ; (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation ; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance) ; and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials,

30135002.5 - 22 - petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos - containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments) . “ Requirements of Law ” means, as to any Person, any Applicable Law, or determination of a Governmental Authority having the force of law, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject. “ Restricted Share Grant Plan ” means the 2010 restricted share grant plan pursuant to which restricted common shares of the Borrower are granted to senior officers and service providers to the Borrower and to senior officers of the Borrower’s Subsidiaries and Affiliates, as supplemented, amended or restated from time to time. “ Restricted Subsidiary ” means each direct or indirect Subsidiary of the Borrower that has provided a Guarantee and for greater certainty, includes the Obligors. “ Restricted Subsidiary Subordination Agreement ” means the subordination and postponement of inter - corporate debt agreement dated as of the Original Closing Date between the Obligors and the Agent, whereby the Obligors subordinate and postpone certain Debt of the Obligors including (i) any Existing Intercompany Debt; and (ii) any Future Intercompany Debt, to the Obligations, as such agreement may be supplemented, amended or restated from time to time. “ Sagard ” means Sagard Credit Partners, LP and its successors and assigns. “ Sanctioned Person ” means a person named on the list of Specially Designated Nationals maintained by OFAC or otherwise designated under Sanctions Laws. “ Sanctions Event ” has the meaning set forth in Section 7.01(43). “ Sanctions Laws ” means any economic, trade or financial sanctions or trade embargoes imposed, administered or enforced from time to time under laws and executive orders of the Canadian government (including without limitation including under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) and the Criminal Code (Canada) and, in each case, the regulations promulgated thereunder), the United States government, or any other relevant sanctions authority. “ Senior Administrative Agent ” means Canadian Imperial Bank of Commerce in its capacity as “Agent” under the Senior Credit Agreement. “ Senior Collateral Agent ” means Canadian Imperial Bank of Commerce in its capacity as “Collateral Agent” under the Senior Security Documents and the Intercreditor Agreement, or such Person from time to time appointed as collateral agent in accordance with the terms of the Intercreditor Agreement.

- 23 - “ Senior Credit Agreement ” means the eighth amended and restated credit agreement dated as of April 18, 2018 between, among others, Just Energy Ontario L.P. and Just Energy (U.S.) Corp., as borrowers, National Bank of Canada as successor administrative agent to Canadian Imperial Bank of Commerce and each person party thereto as a lender, as amended by the first amendment and consent agreement dated September 12, 2018, a second amendment to the eighth amended and restated credit agreement and consent agreement dated as of December 21, 2018, a third amendment to eighth amended and restated credit agreement and consent agreement dated as of June 25, 2019, a fourth amendment to eighth amended and restated credit agreement dated as of July 23, 2019, a fifth amendment to eighth amended and restated credit agreement and consent agreement dated as of November 30, 2019 and a sixth amendment to eighth amended and restated credit agreement and consent agreement dated as of March 31, 2020 and a sixth amendment to eighth amended and restated credit agreement and consent agreement dated as of March 31, 2020 as such eighth amended and restated credit agreement may be amended and restated pursuant to the ninth amended and restated credit agreement among, among others, Just Energy Ontario L.P. and Just Energy (U.S.) Corp., as borrowers, National Bank of Canada National Bank of Canada as Agent and each person party thereto as a lender. “ Senior Credit Documents ” has the meaning ascribed to the term “Credit Document” in the Senior Credit Agreement. “ Senior Debt ” means Total Debt minus Debt incurred hereunder, all as determined on a Modified Consolidated Basis in accordance with GAAP. “ Senior Debt to EBITDA Ratio ” means, for any Four Quarter Period, the ratio of Senior Debt as at the last day of the applicable Four Quarter Period to EBITDA in respect of such Four Quarter Period. “Senior Lender Limitation Amount” means , which amount shall be reduced by the amount of any permanent repayments of principal under the Senior Credit Agreement from time to time, but shall not be less than . “ Senior Lenders ” means each lender party to the Senior Credit Agreement as a lender from time to time. “ Senior Obligations ” means the “Obligations” as defined in the Senior Credit Agreement. “ Senior Security Documents ” means the documents evidencing the Encumbrances granted by the Obligors in favour of the Senior Collateral Agent from time to time. “ Senior Subordination Agreement ” means the subordination agreement dated as of the Original Closing Date between the Senior Administrative Agent, the Senior Collateral Agent, the Agent, the Borrower and each of the Restricted Subsidiaries, as amended, supplemented, modified or replaced from time to time. “ Share Based Compensation ” means compensation paid by the Borrower to the directors, officers, full - time employees and service providers of the Borrower and the Borrower’s Subsidiaries and Affiliates in the form of common shares pursuant to the Share Option Plan, the Restricted Share Grant Plan, the PB Plan or the Deferred Compensation Plan. 30135002.5

30135002.5 - 24 - “ Share Option Plan ” means the share option plan pursuant to which common shares of the Borrower are granted to directors, officers and full - time employees of and service providers to the Borrower and its Subsidiaries and Affiliates, as supplemented, amended or restated from time to time. “ Shell Energy ” means Shell Energy North America (Canada) Inc., formerly known as Coral Energy Canada Inc. “ Sold Unbilled Accounts Receivable ” means all present and future amounts that have not yet been billed to a Customer in respect of gas, electricity or JustGreen Products that has been delivered to such Customer pursuant to a Customer Contract and which have been assigned or sold to an LDC concurrently with the delivery of such gas, electricity or JustGreen Products and which are subject to a Collection Service Agreement. “ Specified Canadian Pension Plan ” means any Canadian Pension Plan which contains a “defined benefit provision”, as defined in subsection 147.1(1) of the Income Tax Act (Canada). “ Specified Lender ” mean the entity disclosed by the Borrower to the Agent on the confidential schedule delivered prior to the Closing Date, together with its affiliates (including funds and accounts for which it serves as investment manager or advisor). “ Subsidiary ” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and will include any other Person in like relationship to a Subsidiary of such first mentioned Person. “ Supplier Contracts ” means contracts between any Obligor and a supplier of natural gas, electricity or JustGreen Products, including, without limitation, the natural gas sales agreement dated as of October 15, 1998 between JEC and Shell Energy, as amended by amending agreements dated as of September 26, 2001 and January 15, 2004 between Just Energy Ontario L.P. and Shell Energy, and as assigned to Just Energy Ontario L.P. pursuant to the JEC Assignment Agreement, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement. “ Supply Commitments ” means, at any time, the amount of natural gas, electricity or JustGreen Products anticipated to be deliverable by the Obligors to Customers under (i) committed existing Customer Contracts; (ii) supplied but not flowing renewals of expiring Customer Contracts; and (iii) supplied but not flowing new Customer Contracts. “ Tax ” or “ Taxes ” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, capital, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, imposed by any Governmental Authority

30135002.5 - 25 - (including federal, state, provincial, municipal and foreign Governmental Authorities) in respect thereof, whether disputed or not. “ Total Debt ” means all Debt of the Borrower but, for the avoidance of doubt, excludes (i) Debt arising under Hedges, (ii) the principal amount outstanding of all Existing Intercompany Debt, Future Intercompany Debt and Permitted Unrestricted Subsidiary Debt, and (iii) Debt arising under the EDC Indemnity, all as determined on a Modified Consolidated Basis in accordance with GAAP. “ Total Interest Expense ” of the Borrower means, for any period and on a Modified Consolidated Basis, without duplication, the aggregate amount of interest and other financing charges accrued or actually paid by the Borrower, during such period with respect to Debt including interest, discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees and the interest component of Capital Leases, all as determined in accordance with GAAP. “ Transportation Agreements ” means, collectively, the transportation agreements entered into between the Obligors and LDCs (or entered into between JEC and LDCs and assigned to Just Energy Ontario L.P. pursuant to the JEC Assignment Agreement) providing for the delivery of gas provided by an Obligor to its Customers and related matters, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement. “ Unbilled Accounts Receivable ” means all present and future amounts in respect of gas or electricity or JustGreen Products that have been delivered to a Customer pursuant to a Customer Contract, and that have not yet been billed to such Customer or assigned or sold to an LDC pursuant to a Collection Service Agreement, and which, for greater certainty, remain an asset of an Obligor. “ United States Dollars ”, “ US Dollars ” and “ US$ ” means the lawful money of the United States of America. “ Unrestricted Subsidiaries ” means a direct or indirect Subsidiary of the Borrower that is not a Restricted Subsidiary. “ US Pension Plan ” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which an Obligor, or any corporation, trade or business that is, along with any other Person, a member of a Controlled Group, may reasonably be expected to have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA. “ US Welfare Plan ” means a “welfare plan”, as such term is defined in Section 3(1) of ERISA. “ Withholding Agent ” means any Obligor and the Agent.

30135002.5 - 26 - “ Write - Down and Conversion Powers ” means, with respect to any EEA Resolution Authority, the write - down and conversion powers of such EEA Resolution Authority from time to time under the Bail - In Legislation for the applicable EEA Member Country, which write - down and conversion powers are described in the EU Bail - In Legislation Schedule. “ Yield Enhancement Payments ” means all yield enhancement payments and other payments due and payable to the Agent on behalf of the Original Lenders pursuant to the Payment Letter. 2. Headings The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement. 3. Number Words importing the singular number only will include the plural and vice versa , words importing the masculine gender will include the feminine and neuter genders and vice versa . 4. Accounting Principles Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any Loan Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP. 5. Accounting Practices All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date hereof applied on a Modified Consolidated Basis in accordance with GAAP. In the event of a change in such GAAP which in any material respect changes or results in a change in the method of calculation of, or has an adverse impact on, financial covenants, standards or terms applicable to an Obligor under any of the Loan Documents as determined by the Lenders, acting reasonably, the Borrower and the Agent (with the approval of the Majority Lenders) will negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect GAAP as then in effect, in which case all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date of such revisions.

30135002.5 - 27 - 6. Currency Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars. 7. Paramountcy In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Loan Documents then, notwithstanding anything contained in such other Loan Document, the provisions of this Agreement will prevail and the provisions of such other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under another Loan Document, such act or omission will be permitted. If any act or omission is expressly prohibited under a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Loan Document but this Agreement does not expressly relieve the applicable Obligor from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of such Loan Document. 8. Non - Business Days Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day. 9. Statutory and Material Contract References Any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition as amended, supplemented, substituted, replaced or re - enacted from time to time. Any reference in this Agreement to an agreement, indenture, debenture or contract (including without limitation a Material Contract) will be deemed to be a reference to such document as supplemented, amended, restated, replaced or otherwise modified from time to time in accordance with the terms of this Agreement. Notwithstanding the above, references to the Senior Credit Agreement or any of the Senior Credit Documents shall not include any references to any refinancings or replacements thereof (unless such refinancing or replacement thereof is expressly permitted by Section 8.04(26) ).

30135002.5 1.10 - 28 - Interest Payments and Calculations (1) All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re - investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any. (2) Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 360 days and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re - investment of interest. (3) For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other period of time, as the case may be. EACH OF THE OBLIGORS CONFIRMS THAT IT FULLY UNDERSTANDS AND IS ABLE TO CALCULATE THE RATE OF INTEREST APPLICABLE TO THE LOAN FACILITY BASED ON THE METHODOLOGY FOR CALCULATING PER ANNUM RATES PROVIDED FOR IN THIS AGREEMENT. The Agent agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest on any Advance outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve either Borrower or any other Obligor of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender. EACH OBLIGOR HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE CREDIT DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE OBLIGORS, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE. (4) In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day but not the last day of such period will be included . (5) Notwithstanding anything herein to the contrary, in no event will any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law. If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate

30135002.5 - 29 - permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder. 11. Determination by the Borrower All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require the Borrower to make all due inquiries and investigations as may be necessary or prudent in the circumstances before making any such determination or assessment. 12. Schedules The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof: Schedule A Schedule B Schedule C Schedule D Schedule E Schedule F Schedule G Schedule H Schedule I Schedule J Schedule K Schedule 4.04 Schedule 4.06 Schedule 7.01(6) Schedule 7.01(16) Schedule 7.01(22) Schedule 7.01(28) Schedule 7.01(36) – Lenders and Advances – [Intentionally Deleted] – Repayment Notice – Assignment Agreement – List of LDC Agreements – Form of Operating Budget – List of Guarantors as of the Closing Date – Form of Subordination Agreement – Form of Compliance Certificate – [Intentionally Deleted] – [Intentionally Deleted] – [Intentionally Deleted] – Form of Note – Taxes – Corporate Structure – Material Contracts and Material Licences – Environmental Reports – Non Arm’s Length Transactions ARTICLE 2 THE LOAN FACILITY 2.01 Loan Facility (1) Subject to the terms and conditions of the Original Loan Agreement, the Lenders established in favour of the Borrower as of the Original Closing Date a non - revolving multi - draw term loan facility (the “ Loan Facility ”). As of the Closing Date, (i) no further Advances under the Loan Facility shall be made by the Lenders or requested by the Borrower and (ii) the aggregate principal amount of the Advances outstanding under the Loan Facility is $[ x ]. As of the Closing Date, the outstanding principal amount of Advances owing to each Lender is as set out in Schedule A hereto.

30135002.5 - 30 - ARTICLE 3 CONDITIONS PRECEDENT 1. Conditions Precedent to Effectiveness of this Agreement The obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent and the Lenders: (1) this Agreement will have been executed and delivered by all parties thereto; (2) a confirmation of guarantee in form and substance satisfactory to the Agent will have been executed and delivered by the Guarantors; (3) the Agent will have received certified copies of the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor’s obligations under the Loan Documents and the transactions contemplated herein, and certificates as to the incumbency of the officers of each Obligor; (4) copies of all agreements which restrict or limit the powers of any Obligor or its directors or officers not otherwise delivered under Subsection 3.01(3) , certified by such Obligor to be true, will have been delivered to the Agent; (5) certificates of status or good standing, as applicable, of each Obligor will have been delivered to the Agent; (6) the Agent will have received certified copies of all approvals of any Governmental Authorities or other third parties (including in connection with the Senior Credit Agreement, which shall be in form and substance satisfactory to the Lenders) required for the execution, delivery and performance of each Obligor’s obligations under the Loan Documents and the transactions contemplated therein as of the Closing Date; (7) the Agent, the Senior Administrative Agent and the other parties thereto shall have executed and delivered the Senior Subordination Agreement, in form and substance satisfactory to the Lenders; (8) [Reserved] (9) a currently dated certificate of the Borrower that the representations and warranties set forth in Section 7.01 are true and correct (subject to any materiality thresholds contained therein) as at such time and a Compliance Certificate dated as of the Closing Date demonstrating, among other things, pro forma compliance with the financial covenants set out in Section 8.02 of this Agreement will each have been delivered to the Agent; (10) releases and discharges (or written authorizations to discharge from the applicable Encumbrance holder in form acceptable to the Agent) with respect to all Encumbrances which are not Permitted Encumbrances, if any, will have been delivered to the Agent;

30135002.5 (11) - 31 - no Event of Default or Pending Event of Default has occurred and is continuing on the Closing Date; (12) the Agent will have received a certified copy of the Senior Credit Agreement and such other Senior Credit Documents as the Agent may request; (13) a currently dated letter of opinion of Borrower’s Counsel along with the opinions of local counsel as required for each Restricted Subsidiary, each in form and substance satisfactory to the Lenders and the Lenders’ Counsel will have been delivered to the Agent and the Lenders as addressees; (14) no Material Adverse Effect shall have occurred since March 31, 2020 ; (15) the Agent and the Lenders will have received, or arrangements satisfactory to the Agent and the Lenders shall have been made to ensure that they will receive, all fees and expenses due under the Loan Documents or as otherwise agreed to with the Borrower pursuant to any fee letters or other agreements between such parties; (16) the Borrower will have paid, or arrangements satisfactory to the Agent and the Lenders shall have been made to ensure that the Borrower will pay, all reasonable out - of - pocket expenses (including all reasonable legal fees and consultant’s fees) incurred by or on behalf of the Agent in connection with this Agreement and the transactions and other documents contemplated by this Agreement; (17) all “know your customer”, anti - money laundering, anti - terrorism or similar identification information required by the Agent or any of the Lenders shall have been provided by the Borrower (and the Restricted Subsidiaries, if necessary); (18) no “Pending Event of Default” or “Event of Default” under the Senior Credit Agreement has occurred and is continuing (as defined therein); (19) the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement, provided that all documents delivered pursuant to this Section 3.01 will be in full force and effect, and in form and substance satisfactory to the Agent and the Lenders, acting reasonably. 3.02 Waiver The conditions set forth in Section 3.01 are inserted for the sole benefit of the Agent and Lenders and may be waived by the Agent and Lenders in accordance with the terms of Section 11.09, in whole or in part (with or without terms or conditions).

30135002.5 3.03 - 32 - Amendment and Restatement On and as of the Closing Date, this Agreement shall amend and restate the Original Loan Agreement in its entirety and the Original Loan Agreement as so amended and restated is hereby ratified and confirmed by the parties hereto. This Agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of any obligation of the Borrower to any of the Agent or Lenders, including the whole or any item or part of the Obligations (as defined in the Original Loan Agreement) remaining outstanding and owing to any of the Agent or Lenders until paid in full in accordance with the provisions of this Agreement. The Borrower hereby confirms to and agrees with the Agent that its Obligations (as defined in the Original Loan Agreement) shall continue in full force and effect in accordance with their respective terms (amended and restated, as applicable, by this Agreement). With effect from and as of the Closing Date, each Advance outstanding under the Loan Facility (as each such term is defined in the Original Loan Agreement) immediately before the Closing Date shall continue as a term loan outstanding under the Loan Facility, respectively, under this Agreement. At or before the Closing Date, the Agent will determine and notify the Borrower and the Lenders of the amounts of all interest, fees and other amounts accrued and payable under the Original Loan Agreement to the Agent and the Lenders (each as defined in the Original Loan Agreement) as at the Closing Date and specify the date each such amount should be paid. The Borrower shall pay such amounts to the Agent on the date so specific. ARTICLE 4 PAYMENTS OF INTEREST AND FEES 4.01 Interest on Advances (1) From and after the Closing Date until December 31, 2021 and any time thereafter when Section 4.01(2) and 4.01(3) do not apply, the Advances shall accrue interest in US Dollars at a rate per annum equal to the Interest Rate, which interest will be calculated on the principal amount of all Advances outstanding during such period (including for certainty all PIK Interest and PIK Fees added to the principal of the Advances) on the basis of a year of 360 days and such interest shall be capitalized in arrears on each Interest Payment Date and added to the principal amount of the Advances for the period from and including the preceding Interest Payment Date to and including the day preceding such Interest Payment Date until the date that all Obligations are repaid in full to the Lenders. (2) If a Compliance Certificate delivered to the Agent on or after December 31, 2021 confirms that a Cash Interest Trigger has occurred, and if the Liquidity Test is met on the applicable Interest Payment Date, then the Borrower shall be required to pay interest on the Advances in US Dollars at a rate per annum equal to the Interest Rate, calculated as set out above and payable in arrears on the next following Interest Payment Date for the period from and including Interest Payment Date immediately preceding the delivery of such Compliance Certificate to and including the day preceding the Interest Payment Date immediately following the delivery of such Compliance Certificate as follows:

30135002.5 - 33 - (a) With respect to the Interest Payment Date that is March 31, 2022, 50% of the interest accrued and owing on such date shall be paid in cash and 50% shall be capitalized and added to the principal amount of the Advances; (b) With respect to the Interest Payment Date that is September 30, 2022, 50% of the interest accrued and owing on such date shall be paid in cash and 50% shall be capitalized and added to the principal amount of the Advances; (c) With respect to the Interest Payment Date that is March 31, 2023, 100% of the interest accrued and owing on such date shall be paid in cash; and (d) With respect to the Interest Payment Date that is September 30, 2023 and thereafter on each Interest Payment Date, 100% of the interest accrued and owing on such date shall be paid in cash. (3) Upon the repayment in full of the Senior Credit Agreement (or the replacement or refinancing thereof), a Cash Trigger Event shall be deemed to have occurred and be continuing and the Liquidity Test shall be deemed to have been met and all interest payable under this Section 4.01 shall be paid in cash in arrears on each following Interest Payment Date for the period from and including the preceding Interest Payment Date to and including the day preceding the Interest Payment Date until the date that all Obligations are repaid in full to the Lenders and will be calculated on the principal amount of all Advances outstanding during such period (including for certainty all PIK Interest and PIK Fees added to the principal of the Advances) on the basis of a year of 360 days. 2. No Set - Off, Deduction etc. All payments (whether interest or otherwise) to be made by the Borrower or any other party to each Lender pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set - off or deduction of any kind whatsoever (whether for deemed re - investment or otherwise) except to the extent required by Applicable Law, and if any such set - off or deduction is so required and is made, the Borrower or other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set - off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement. For greater certainty, the Borrower will not be required to make any payment under this Section 4.02 in duplication of any payment required to be made under Section 12.01 or to the extent expressly excluded in Section 12.01 . 3. Fees (1) The Borrower will pay to the Agent for the account of the Original Lenders, as applicable, the Yield Enhancement Payments in the amounts, and on the terms and conditions, set out in the Payment Letter, as amended by this Section 4.03 , or as otherwise agreed to in writing from time to time by the Original Lenders and the Borrower.

30135002.5 - 34 - (2) Notwithstanding any other provisions of the Payment Letter or any other Loan Document, from and after the Closing Date until December 31, 2021 and any time thereafter when Section 4.03(3) and 4.03(4) do not apply, all Yield Enhancement Payments shall be capitalized in arrears on each Payment Date for the period from and including the preceding Payment Date to and including the day preceding such Payment Date and paid by adding such Yield Enhancement Payments to the outstanding principal amount of the Advances owing to the Original Lenders on a rateable basis in accordance with the terms of the Payment Letter. (3) If a Compliance Certificate delivered to the Agent on or after December 31, 2021 confirms that a Cash Interest Trigger has occurred, and the Liquidity Test is met on the applicable Payment Date, the Borrower shall be required to pay the Yield Enhancement Payments to the Agent for the account of the Original Lenders only, on the next following Payment Date for the period from and including the Payment Date immediately preceding the delivery of such Compliance Certificate to and including the day preceding the Payment Date immediately following the delivery of such Compliance Certificate as follows: (a) With respect to the Payment Date that is September 30, 2022, 50% of the Yield Enhancement Payments owing on such date shall be paid in cash and 50% shall be capitalized and added to the outstanding principal amount of the Advances; and (b) With respect to the Payment Date that is September 30, 2023 and thereafter on each following Payment Date, 100% of the Yield Enhancement Payments owing on such date shall be paid in cash. (4) Upon the repayment in full of the Senior Credit Agreement (or the replacement or refinancing thereof), a Cash Trigger Event shall be deemed to have occurred and be continuing and the Liquidity Test shall be deemed to have been met and all Yield Enhancement Payments payable under the Payment Letter shall thereafter be paid in cash in accordance with the terms of the Payment Letter. (5) For greater certainty, the Payment Letter and any other written arrangements between the Agent and the Borrower respecting fees will constitute Loan Documents, will survive the execution of this Agreement and will in all respects remain operative and binding on the Borrower. All references in the Payment Letter to the “Closing Date” shall be deemed to be a reference to the Original Closing Date. All references in the Payment Letter to the “Payment Date” shall be deemed to be a reference to September 30 of each calendar year while Yield Enhancement Payments remain payable thereunder, provided that any cash payment of a Yield Enhancement Payment may be made within two (2) Business Days of such Payment Date until such time as the Senior Credit Agreement is repaid in full (or the replacement or refinancing thereof). All references in the Payment Letter to “Lenders” or “Lender” shall be deemed to be a reference to the Original Lenders or an Original Lender, as the case may be. (6) The Borrower agrees that the Yield Enhancement Payments payable in accordance with Section 4.03(2) on September 30, 2020 shall be grossed up to include the additional days in such period that will have elapse due to the extension of the Payment Date from September 12, 2020 to September 30, 2020.

30135002.5 - 35 - 4.04 [Reserved] 5. Account of Record The Agent will open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lenders hereunder. The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lenders hereunder. After a request by the Borrower, the Agent will promptly advise the Borrower of such entries made in the Agent’s books of account. 6. Notes The Borrower agrees that, upon request to the Agent by any Lender, in order to evidence such Lender’s pro rata portion of each Advance, the Borrower will execute and deliver to such lender a promissory note substantially in the form of Schedule 4.06 (each as amended, supplemented, replaced or otherwise modified from time to time, a “ Note ”) in each case with appropriate insertions therein as to payee, date and principal amount, payable to such Lender. Each Note shall be dated the date of the initial Advance and may be updated from time to time to reflect any PIK Interest applicable to such Advance. 7. Maximum Rate of Interest Notwithstanding anything herein or in any of the other Loan Documents to the contrary, in the event that any provision of this Agreement or any other Loan Documents would oblige the Borrower to make any payment of interest or other amount payable to the Agent or the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Agent or the Lenders of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Agent or the Lenders of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows: (a) by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law ; and (b) by reducing the amount or rate of interest exigible under Article 4 of this Agreement ; and any amount or rate of interest referred to in this Section 4.06 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term

30135002.5 - 36 - of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purposes of such determination, absent manifest error. ARTICLE 5 REPAYM E NT 1. Mandatory Repayment of Principal at Maturity or on a Change of Control Subject to the terms hereof, the Borrower will repay all Obligations in connection with the Loan Facility, including, for certainty, all accrued interest, fees (including Yield Enhancement Payments), and other amounts then unpaid by it (including, in each case below, the Prepayment Fee) in full on the earliest to occur of (a) a Change of Control, (b) the Maturity Date or (c) the date of the acceleration of the Obligations pursuant to Section 9.02 of this Agreement; and the Loan Facility will be automatically terminated on the Maturity Date. 2. Voluntary Repayments (1) Subject to the terms hereof, the Borrower may prepay the Advances at any time in a minimum amount of US$15,000,000, subject to the concurrent payment to the Lenders of a prepayment fee of 5.00% of such prepayment amount (the “ Prepayment Fee ”), together with all accrued and unpaid interest thereon, provided that the Agent receives a Repayment Notice at least thirty (30) days prior to such prepayment and if such prepayment would result in the aggregate principal amount of the Advances outstanding being less than US$15,000,000, such prepayment shall be required to be increased to the amount that is the then outstanding Advances. Any amounts prepaid or repaid shall not be reborrowed. All amounts prepaid or repaid shall be applied (a) firstly, in reduction of accrued and unpaid interest and all other amounts then outstanding (other than the principal amount of the Obligations), and (b) thereafter, in reduction of the principal amount of the Obligations being prepaid or repaid. ARTICLE 6 PLACE AND APPLICATION OF PAYMENTS 6.01 Place of Payment of Principal, Interest and Fees All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, will be made to the Agent in US Dollars at the Agent’s Payment Location, or at such other location as may be agreed upon by the Agent and the Borrower , for the account of the Lenders entitled to such payment, not later than 10 : 00 (Toronto time) for value on the date when due, and will be made in immediately available funds without set - off or counterclaim .

30135002.5 - 37 - ARTICLE 7 REPRESENTATIONS AND WARRANTIES 1. Representations and Warranties The Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties: (1) Existence and Qualification. Each Obligor (i) has been duly incorporated, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting as a corporation, company, limited liability company, partnership or trust, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may; and (ii) is duly qualified, in good standing and has all required Material Licences to carry on its business in each jurisdiction in which the nature of its business requires qualification to the extent necessary to carry on its business. (2) Power and Authority. Each Obligor has the corporate, trust, company, limited liability company or partnership power and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents, and (ii) to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it. (3) Execution, Delivery, Performance and Enforceability of Documents. The execution, delivery and performance of each of the Loan Documents to which each Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Loan Document has been duly authorized by all corporate, trust, company or partnership actions required, and each of such documents has been duly executed and delivered. Each Loan Document to which any Obligor is a party constitutes the legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms (except, in any case, as such enforceability may be limited by applied bankruptcy, insolvency, reorganization or other laws of general application limiting creditors’ rights generally and by principles of equity). (4) Loan Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations. The execution or delivery of, the consummation of the transactions contemplated in, or compliance with the terms, conditions and provisions of any of, the Loan Documents by any Obligor, do not conflict with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, (a) any Obligors’ Organizational Document, (b) any Material Contract or Material Licence, (c) any Requirement of Law other than immaterial breaches. (5) Consent Respecting Loan Documents. Each Obligor has, obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required with Governmental Authorities, third parties or otherwise to

- 38 - enable it to execute and deliver each of the Loan Documents to which it is a party and to consummate the transactions contemplated in the Loan Documents. (6) Taxes. Except as set forth on Schedule 7.01(6), each Obligor has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are due and payable, or has accrued such amounts in its financial statements for the payment of such Taxes, except for charges, fees or dues which are not material in amount, which are not delinquent or if delinquent are being contested, and in respect of which non - payment would not individually or in the aggregate have, or be reasonably likely to cause, a Material Adverse Effect, and there is at the date given no material action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes, nor has it or any other Obligor agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes. (7) Judgments, Etc. At the date given, no Obligor is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which has not been lifted or stayed or of which enforcement has not been suspended for a period of 15 days or more in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) and (b) 15% of EBITDA (calculated on a last twelve months basis). (8) Absence of Litigation. There are no actions, suits or proceedings pending or, to the best of its knowledge and belief, after due inquiry and all reasonable investigation, threatened against or involving any Obligor which would reasonably be expected to have a Material Adverse Effect, other than in respect of which the Agent has been provided notice of pursuant to Sec tion 8.01(11) . (9) [Reserved] (10) [ Reserved ] (11) [Reserved] (12) Insurance. Each Obligor maintains insurance which is in full force and effect that complies with all material respects of the requirements of this Agreement. (13) [Reserved] (14) Compliance with Laws. No Obligor is in material violation of any material Applicable Law or material Applicable Order, subject to the provisions of Section 7.01(28) , in the case of Requirements of Environmental Law. (15) No Event of Default or Pending Event of Default. Neither any Event of Default nor any Pending Event of Default has occurred and is continuing. 30135002.5

30135002.5 - 39 - (16) Corporate Structure. The corporate structure of the Borrower and its Subsidiaries is as set out in Schedule 7.01(16) (as updated pursuant to Section 8.05 from time to time), which Schedule contains: (a) Complete Names. A complete and accurate list of the full and correct name of each Obligor referenced in this Section 7.01(16) (including any French and English forms of name) and the jurisdiction of incorporation or formation of each such Obligor. (b) Designation : A designation of each Subsidiary of the Borrower as either a Restricted Subsidiary or an Unrestricted Subsidiary. (17) [Reserved] (18) Obligors. Each Obligor either carries on their Business in Canada or the United States or carries on no business other than being a holding entity. (19) Relevant Jurisdictions. Schedule 7.01(19) (as amended from time to time) identifies, in respect of each Obligor, the Relevant Jurisdictions as at the date given including each Obligor’s jurisdiction of formation and organizational registration number (if any), its full address (including postal code or zip code), chief executive office and all places of business and, if the same is different, the address at which the books and records of such Obligor are located. (20) [Reserved] (21) [Reserved] (22) Material Contracts and Material Licences . (23) To the Borrower’s knowledge, no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence which would reasonably be expected to have a Material Adverse Effect on the Obligors and each Material Contract is binding upon the Obligor party thereto. (24) Financial Year End. Its financial year end is March 31, or following written notice delivered in accordance with Section 8.04(12), December 31. (25) Financial Information. All of the financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the of the Borrower and its Restricted Subsidiaries as of the dates referred to therein and have been prepared on a Modified Consolidated Basis, except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included. All other financial information (including, without limitation the Operating Budget and the Borrower’s projected summary of anticipated Available Supply and Supply Commitments) provided to the Agent and the Lenders as of the date prepared (a) were based on reasonable assumptions and expectations and represent reasonable good faith estimates and (b) were believed to be achievable.

30135002.5 - 40 - (26) Liabilities. No Obligor has any liabilities, whether accrued, absolute, contingent or otherwise, of any kind or nature whatsoever, except (i) as disclosed in the financial statements most recently delivered under Section 8.03 ; (ii) as incurred after the date of such financial statements and are permitted to be incurred hereunder; (iii) as incurred in the ordinary course of business of an Obligor; provided that, in respect this clause (iii), such liabilities: (x) are not material to the Business, (y) are not required in accordance with GAAP to be disclosed in such Obligor’s financial statements referred to in clause (i) above and (z) are not incurred in violation of this Agreement, and (iv) for liabilities consented to by the Agent on behalf of the Majority Lenders. (27) No Material Adverse Effect. Since the date of the Borrower’s most recent financial statements provided to the Agent, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect nor, to the Borrower’s knowledge, has there been any condition, event or change to the credit rating of Shell Energy or any material LDC which would reasonably be expected to have a Material Adverse Effect. (28) Environmental. (a) No Obligor is subject to any civil or criminal proceeding relating to Requirements of Environmental Laws and is not aware of any investigation or threatened proceeding or investigation, (b) each Obligor has all material permits, licenses, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies, (c) each Obligor currently operates its business and its properties (whether owned, leased or otherwise occupied) in compliance in all material respects with all applicable material Requirements of Environmental Laws, (d) no Hazardous Substances are stored or disposed of by any Obligor or otherwise used by an Obligor in violation of any applicable Requirements of Environmental Laws (including, without limitation, there has been no Release of Hazardous Substances by any Obligor at, on or under any property now or previously owned or leased by the Borrower or any of their Subsidiaries), (e) except as disclosed in the environmental reports identified on Schedule 7.01(28) , to the knowledge of the Borrower (i) all underground storage tanks now or previously located on any real property owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance with applicable Requirements of Environmental Law; and (ii) no real property or groundwater in, on or under any property now or previously owned or leased by any Obligor is or has been during such Obligor’s ownership or occupation of such property contaminated by any Hazardous Substance except for any contamination that would not reasonably be expected to give rise to material liability under Requirements of Environmental Laws nor, to the best of its knowledge, is any such property named in any list of hazardous waste or contaminated sites maintained under the Requirements of Environmental Law. (29) CERCLA. No portion of any Obligor’s Property has been listed, designated or identified in the National Priorities List or the CERCLA Information System both as published by the United States Environmental Protection Agency, or any similar list of sites published by any federal, state or local authority proposed for requiring clean up or remedial or corrective action under any Requirements of Environmental Laws.

- 41 - (30) Canadian Welfare and Pension Plans. The Borrower has adopted all Canadian Welfare Plans and all Canadian Pension Plans in accordance with Applicable Laws and each such plan has been maintained and is in compliance in all material respects with its terms and such laws including, without limitation, all requirements relating to employee participation, funding, investment of funds, benefits and transactions with the Obligors and persons related to them. As of the Closing Date and at no time preceding the Closing Date has any Obligor maintained, sponsored, administered, contributed to, or participated in a Specified Canadian Pension Plan. With respect to Canadian Pension Plans: (a) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Obligor being required to make an additional contribution in excess of to the Canadian Pension Plan; (b) no contribution failure in excess of has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction; and (c) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of . No Obligor has a contingent liability in excess of with respect to any post - retirement benefit under a Canadian Welfare Plan. With respect of each Canadian Pension Plan: (a) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in material compliance with all Applicable Laws and the terms of each Canadian Pension Plan have been made in accordance with all Applicable Laws and the terms of each Canadian Pension Plan; and (b) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan being the subject of a requirement to be wound up (wholly or in part) by any applicable regulatory authority, having its registration revoked or refused by any applicable regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws. (31) ERISA Plans. (a) Each ERISA Plan of any Obligor carrying on business in the United States has been maintained and is in compliance in all material respects with Applicable Laws including, without limitation, all requirements relating to employee participation, investment of funds, benefits and transactions with the Obligors and persons related to them, (b) with respect to such ERISA Plans: (i) no condition exists and no event or transaction has occurred with respect to any such ERISA Plan that is reasonably likely to result in any Obligor, to the best of its knowledge, incurring any liability, fine or penalty in excess of the US$ Equivalent Amount of Cdn. ; and (ii) no Obligor carrying on business in the United States has a contingent liability with respect to any post - retirement benefit under a US Welfare Plan in excess of the US$ Equivalent Amount of Cdn. , (c) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made have been made in accordance with all Applicable Laws and the terms of each ERISA Plan, (d) each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favourable determination letter from the IRS, (ii) is or will be the subject of an application for a favourable determination letter, and no circumstances exist that has resulted or could reasonably be expected to result in the revocation or denial of any such determination letter, or (iii) is entitled to rely on an appropriately updated prototype plan document that has received a national office determination letter and has not applied for a favourable determination letter of its own and (e) no Obligor carrying on business in the United States has any US Pension Plans and no multiemployer plans 30135002.5

- 42 - as defined in Section 4001(a)(3) of ERISA are maintained by any Obligor or to their knowledge have been maintained by any member of any Obligor’s Controlled Group. (32) Not an Investment Company. No Obligor is an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940 or a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a holding company, or of a “subsidiary company” of a “holding company”, within the meaning of the United States Public Utility Holding Company Act of 2005. (33) No Margin Stock. No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock. None of the proceeds of any Advance will be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulations U and X of the Board of Governors of the Federal Reserve System of the United States) or to extend credit to others for the purpose of purchasing or carrying any margin stock. (34) Full Disclosure. All information provided or to be provided by or on behalf of any Obligor to the Agent and the Lenders in connection with the Loan Facility (including with respect to the creditworthiness of Shell Energy and the LDCs) was or will be at the time prepared, to its knowledge, true and correct in all material respects and none of the documentation furnished to the Agent and the Lenders by or on behalf of any Obligor, to its knowledge, omitted or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it at the time made (and, to its knowledge any other Person who furnished such material on behalf of them). (35) Insolvency. From and after the Closing Date, no Obligor, nor any of its predecessors where applicable, (i) has committed any act of bankruptcy; (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement pursuant to any bankruptcy or insolvency law to its creditors generally; (iii) has any petition for a receiving order in bankruptcy filed against it (unless it has been discharged or dismissed or it is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 15 days of knowledge by such Obligor of its institution), made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement pursuant to any bankruptcy or insolvency law, taken any proceeding to have itself declared bankrupt or wound - up, taken any proceeding to have a receiver appointed of any part of its assets, or has had any Encumbrancer take possession of any material part of its Property; or (iv) has had an execution or distress claiming payment in excess of become enforceable or become levied on any of its Property which has not been satisfied. (36) Non - Arm’s Length Transactions. All agreements, arrangements or transactions between any Obligor, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with such Obligor, on the other hand (other than another Obligor), in 30135002.5

30135002.5 - 43 - existence at the date hereof are set forth on Sched ule 7.01(36) or are otherwise permitted pursuant to Section 8.04(20) . (37) Solvency. Immediately after the making of each Advance to the Borrower, and after giving effect to the application of the proceeds of such Advances, (i) the fair value of the assets of each Obligor, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of each Obligor; (ii) the present fair saleable value of the Property of each Obligor will be greater than the amount that will be required to pay the probable liability of each Obligor on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; (iii) each Obligor will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) each Obligor, if required pursuant to Applicable Law, will not have unreasonably small capital with which to conduct the businesses in which it is engaged as such businesses are now conducted and are proposed to be conducted after the date hereof. (38) Debt. No Obligor has any Debt that is not Permitted Debt. (39) [Reserved] (40) Schedules. The information contained in each Schedule attached hereto is as at the date hereof, or at the time a replacement thereof is provided to the Agent or the Lenders pursuant hereto, will be true, correct and complete in all material respects. (41) [Reserved] (42) [Reserved] (43) Sanctions . It is not in violation of, in any material respect, any of the country or list based economic and trade sanctions administered and enforced by OFAC, or any Sanctions Laws. As of the date of this Agreement, no Obligor (i) is a Sanctioned Person or (ii) is a Person designated under Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 or other Sanctions Laws. If a senior officer of any Obligor receives any written notice that any Obligor, any Affiliate or any Subsidiary of any Obligor is named on the then current OFAC SDN List or is otherwise a Sanctioned Person (such occurrence, a “ Sanctions Event ”), such Obligor shall promptly (i) give written notice to the Agent and the Lenders of such Sanctions Event, and (ii) comply in all material respects with all applicable laws with respect to such Sanctions Event (regardless of whether the Sanctioned Person is located within the jurisdiction of the United States of America or Canada), and each Obligor hereby authorizes and consents to the Agent and the Lenders taking any and all steps the Agent or the Lenders deem necessary, in their sole but reasonable discretion, to avoid violation of, in any material respect, all applicable laws with respect to any such Sanctions Event. (44) Anti - Corruption Laws . No part of the proceeds of the Advances shall be used, directly or, to the Borrower’s knowledge, indirectly : (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government - owned entity, to any foreign political party or party official or political candidate, or to anyone else acting in an official capacity, in order to obtain, retain or direct business, or obtain any improper advantage, in material violation of any Anti - Corruption Law .

30135002.5 - 44 - (45) Anti - Terrorism Laws . To the extent applicable, each Obligor is in compliance, in all material respects, with (i) the U.S. Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (United States), as amended (the “ Patriot Act ”); and (iii) Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively with clauses (i) and (ii) above, the “ Anti - Terrorism Laws ”). The use of the proceeds of the Advances will not violate, in any material respect, the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, in any material respect. (46) Reporting Issuer. The Borrower is a reporting issuer, as defined under applicable Canadian securities laws, in all of the provinces and territories of Canada and is not in default in any material respect under any requirement of applicable Canadian or U.S. securities laws. The Borrower is in compliance in all material respects with the rules and regulations of the Toronto Stock Exchange and the New York Stock Exchange. 7.02 Survival and Repetition of Representations and Warranties The representations and warranties set out in Section 7.01 will be repeated (i) in each Compliance Certificate delivered pursuant to Section 8.03(2)(b), (ii) as of the date of each request for a new Advance by the Borrower, and (iii) in accordance with Section 8.05 in connection with the designation of Restricted Subsidiaries and Unrestricted Subsidiaries; except in any such case to the extent that on or prior to such date the Borrower advises the Agent in writing of the variation in any such representation or warranty as of such date; and provided further that such disclosure will not excuse any breach of covenant or Event of Default arising hereunder other than as a result of the incorrectness of such representation and warranty. ARTICLE 8 COVENANTS 1. Positive Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will and will cause each other Obligor to: (1) Timely Payment. Make due and timely payment of the Obligations required to be paid by it hereunder and under each other Loan Document. (2) Conduct of Business, Maintenance of Existence, Compliance with Laws. (a) engage in business of the same general type as now conducted by it; (b) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; (c) except as otherwise permitted by Section 8.04(2) , preserve, renew and keep in full force and effect its existence; (d) take all action necessary to maintain all material registrations, material Intellectual Property, Material Contracts, Material

30135002.5 - 45 - Licenses, material rights, material privileges and franchises necessary or desirable in the normal conduct of its business; and (e) comply in all material respects with all Requirements of Law, including without limitation, Requirements of Environmental Law. (3) Further Assurances. Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement, the other Loan Documents and are required by the Agent from time to time. (4) [Reserved] (5) Access to Information. Promptly provide the Agent with all information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning its financial condition, and during normal business hours and from time to time upon reasonable notice, permit representatives of the Agent, and the Lenders if accompanied by the Agent, to examine and take extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs and its business with its senior officers and (in the presence of such of its representatives as it may designate) its auditors. If an Event of Default or a Pending Event of Default has occurred and is continuing, the Borrower will pay all reasonable expenses incurred by such representatives in order to visit the Borrower’s premises or attend at its and each other Obligor’s principal office, as applicable, for such purposes. (6) Payment Obligations. Pay or discharge, or cause to be paid or discharged (i) before the same become delinquent (A) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof and (B) all required payments under any of its Debt and (ii) in a timely manner in accordance with prudent business practices (A) all lawful claims for labour, materials and supplies, and (B) all other material obligations the failure of which would reasonably be expected to result in an Event of Default; provided, however that it will not be required to pay or discharge or to cause to be paid or discharged any such amount referred to in clauses (i) and (ii) so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP and satisfactory to the Agent, acting reasonably, has been established in its books and records. (7) [Reserved]. (8) Insurance. Maintain or cause to be maintained with reputable insurers, coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties), business interruption insurance, fire and extended peril insurance and boiler and machinery insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations. (9) Notice of Event of Default or Pending Event of Default. Promptly notify the Agent of any Event of Default or Pending Event of Default that would apply to it or to any Obligor of which it becomes aware.

- 46 - (10) Notice of Material Adverse Effect. Promptly notify the Agent of any condition (financial or otherwise), event or change in its or any other Obligor’s business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect. (11) Notice of Litigation. Diligently defend itself and its properties from and against any lawsuits or claims in accordance with prudent business practice and promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance (including, without limitation, any such dispute with Shell Energy or any LDC) the result of which if determined adversely would be a judgment or award against it (i) in excess of or (ii) would reasonably be expected to result in a Material Adverse Effect to it, and (A) from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding and (B) provide the Agent semi - annually in March and September of each year, a written update prepared by internal counsel to the Borrower in respect of each such proceeding in excess of . (12) Other Notices. Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of: (a) any violation of any Applicable Law, Material Contract or Material Licence which does or could reasonably be expected to have a Material Adverse Effect; or (b) any termination of or default under a Material Contract or Material Licence; (c) any change in the regulatory framework relating to the energy market which is materially adverse to the Business taken as a whole, or could reasonably be expected to be materially adverse to the Business taken as a whole, with the passage of time; (d) any entering into of a Material Contract or Material Licence, together with a true copy thereof; and (e) any “Pending Event of Default” or “Event of Default” under the Senior Agreement (each as defined in the Senior Credit Agreement). (13) [Reserved] (14) [Reserved] (15) Environmental Compliance. Operate its business in compliance in all material respects with all applicable material Requirements of Environmental Laws and operate all Property owned, leased or otherwise occupied by it with a view to ensuring that no material obligation, including a clean - up or remedial obligation, will arise in respect of an Obligor under any Requirements of Environmental Law; provided however, that if any such obligation arises, the applicable Obligor will promptly satisfy or contest such obligation at its own cost and expense. It will promptly notify the Agent, to the extent not disclosed as of the date hereof, upon (i) learning of the existence of Hazardous Substance located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being 30135002.5

- 47 - stored, used or otherwise handled in substantial compliance with applicable Requirements of Environmental Law), or contained in the soil or water constituting such land and (ii) the occurrence of any lawfully reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land which, in either case, is likely to result in liability under Requirements of Environmental Law. (16) [Reserved] (17) [Reserved] (18) ERISA Matters. (a) Maintain each ERISA Plan in compliance in all material respects with all applicable Requirements of Law; (b) refrain from adopting, participating in or becoming obligated with respect to any US Pension Plan or multiemployer plan as defined in Section 4001(a)(3) of ERISA without the prior written consent of the Majority Lenders; and (c) promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any US Pension Plan, (ii) the failure of any Obligor to make a required contribution to any US Pension Plan if such failure is sufficient to give rise to an Encumbrance under Section 303(k) of ERISA, (iii) the taking of any action with respect to a US Pension Plan which is reasonably likely to result in the requirement that any Obligor furnish a bond or other security to the US Pension Benefit Guaranty Corporation under ERISA or such US Pension Plan, or (iv) the occurrence of any event with respect to any ERISA Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of , and following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent. (19) Canadian Pension Plans. (a) maintain each Canadian Pension Plan in compliance in all material respects with all applicable Requirements of Law; (b) refrain from adopting, participating in or becoming obligated with respect to any Specified Canadian Pension Plan without the prior written consent of the Majority Lenders; and (c) promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any Canadian Pension Plan, (ii) the failure of any Obligor to make a required contribution to any Canadian Pension Plan if such failure is sufficient to give rise to a deemed trust or lien under applicable pension benefits standards laws, or (iii) the occurrence of any event with respect to any Canadian Pension Plan or Canadian Welfare Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of , and 30135002.5

30135002.5 - 48 - following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent. (20) Employee Benefit and Welfare Plans. Maintain all employee benefit and Canadian Welfare Plans relating to the Business in compliance in all material respects with all Applicable Laws and ensure that all premiums and payments relating to employee benefits and pensions are paid as due. (21) Additional Information . Upon request, promptly provide the Agent with copies of all “management letters” or other material letters submitted by independent public accountants in connection with audited financial statements described in Section 8.03 raising issues associated with the audit of the Obligors. (22) LDC Agreements. Notify the Agent of any notices received from LDCs in connection with any collections, services, agreements or any Transportation Agreements, requests to increase the billing service amount under any Collection Services Agreements, offsets or material matters under any LDC Agreement, in each case which would reasonably be expected to have a Material Adverse Effect. (23) No Supplier Recourse . Other than in connection with Financial Assistance which is permitted pursuant to Section 8 . 04 (5) , ensure that no supplier to any Unrestricted Subsidiary has any recourse to any Obligor . (24) [Reserved] (25) [Reserved] (26) [Reserved] (27) Reporting Issuer Status. Maintain the listing of the equity interests of the Borrower on the Toronto Stock Exchange and maintain the status of the Borrower as a reporting issuer under the Canadian securities laws of all of the provinces and territories of Canada in the which it is a reporting issuer as of the date of this Agreement. (28) Proceeds of Disposition re ecobee Inc. or Filter Group . Apply the net proceeds of any Disposition referred to in paragraph (b) of the definition of Permitted Asset Dispositions to either: (i) a reduction of the Priority Supplier Payables (as defined in the Senior Credit Agreement); and/or (ii) a repayment of the Senior Credit Facility in accordance with Section 6.02 thereof, in each case promptly upon receipt of such proceeds. (29) Board Nominee. In addition to such rights as the Lenders may have in relation to the Borrower’s board of directors under any other agreement or in any other capacity, the Borrower shall ensure that there shall at all times be on its board of directors one nominee of the Majority Lenders unless the Majority Lenders agree otherwise.

30135002.5 - 49 - 2. Financial Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders: (1) Senior Debt to EBITDA Ratio. The Borrower, on a Modified Consolidated Basis, will ensure that the Senior Debt to EBITDA Ratio determined as at the last day of each Fiscal Quarter is not greater than set forth in table below in respect of the immediately preceding Four Quarter Period. Fiscal Quarter Senior Debt to EBITDA Ratio September 30, 2020 - December 31, 2020 2.35: 1 March 31, 2021 - June 30, 2021 2.20:1 September 30, 2021 - December 31, 2021 1.95:1 March 31, 2022 - June 30, 2022 1.70:1 September 30, 2022 - Maturity Date 1.65:1 (2) Minimum EBITDA . The Borrower, on a Modified Consolidated Basis, will maintain a minimum trailing Four Quarter Period EBITDA of $100,000,000 determined as at the last day of each Fiscal Quarter. 3. Reporting Requirements So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will: (1) Annual Reports. As soon as available and in any event within 120 days after the end of each Fiscal Year, cause to be prepared and delivered to the Agent the audited consolidated financial statements of the Borrower, including, without limitation, a balance sheet, statement of equity, income statement and cash flow statement, certified by the chief financial officer of the Borrower. (2) Quarterly Reports. (a) As soon as available and in any event within 60 days of the end of each of its first three Fiscal Quarters of each Fiscal Year, cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited interim consolidated financial statements of the Borrower, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of the Borrower. (b) As soon as available and in any event within 60 days of the end of each Fiscal Quarter (including the fourth Fiscal Quarter), cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited financial statements of the Borrower prepared on a Modified Consolidated Basis, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of the Borrower.

- 50 - (3) Compliance Certificate. Concurrently with the delivery of the financial statements referred to in Sections 8.03(1) and (2) above, provide the Agent with a Compliance Certificate. (4) Operating Budget. As soon as available and in any event not later than June 30 in each year for the next three Fiscal Years, provide to the Agent for the Lenders, the Operating Budget. (5) Supply/Demand Projection. Within 30 days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent a supply vs. demand summary in respect of the Obligors’ projected next 12 months and the next 36 months anticipated Available Supply and Supply Commitments for natural gas, electricity and JustGreen Products, separately. (6) Notice of default . Forthwith upon receipt, furnish to the Agent a copy of any notice of default, event of default or non - compliance which is executed by, sent or received by any Obligor in connection with the Senior Credit Agreement or the Intercreditor Agreement. (7) Senior Credit Agreement . Forthwith upon delivery to the Senior Administrative Agent, a copy of the following reporting required to be delivered to the Senior Administrative Agent pursuant to the terms of the Senior Credit Agreement or to the Secured Parties pursuant to the Intercreditor Agreement (which is not otherwise already delivered to the Agent under the terms of this Agreement): [NTD: section references to Senior Credit Agreement to be updated in final version as may be required.] Monthly (i) Priority Supplier Payables Certificate delivered pursuant to Section 9.03(10) of the Senior Credit Agreement; (ii) Portfolio Reports – Natural Gas and Electricity delivered pursuant to Section 9.02(4) of the Intercreditor Agreement; (iii) Mark To Market Report Electricity delivered pursuant to Section 9.02(4) of the Intercreditor Agreement; Quarterly (i) Borrowing Base Certificate together with Borrowing Base Calculation delivered pursuant to Section 9.03(6) of the Senior Credit Agreement; (ii) Hedging Exposure report delivered pursuant to Section 9.03(7) of the Senior Credit Agreement; (iii) Portfolio Reports delivered report delivered pursuant to Section 9.03(9) of the Senior Credit Agreement; and Semi - Annually 30135002.5

30135002.5 - 51 - (i) Borrowing Base Key Assumptions report delivered pursuant to Section 9.03(6) of the Senior Credit Agreement. (8) Risk Management Policy . Promptly notify the Agent of any changes or modifications to the risk management and hedging policy of the Obligors from that in effect on the Original Closing Date and promptly provide a copy of such change or modification. (9) Sufficient Copies to Agent. Ensure that in complying with this Section 8.03 , the Agent is supplied with such quantities of all materials as the Agent may require in order to distribute such materials to each of the Lenders and wherever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders. (10) Other Information. Deliver to the Agent (i) such other information relating to the conduct of business or financial condition of the Obligors as the Agent on behalf of the Lenders may reasonably request from time to time and (ii) such other materials as agreed to by the Lenders and the Borrower from time to time. 4. Negative Covenants So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will not and will ensure that each other Obligor will not : (1) Disposition of Property . Except for Permitted Asset Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired . (2) Fundamental Changes. Enter into any corporate transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, amalgamation, merger or otherwise, whereby all or substantially all of its undertaking and assets would become the property of any other Person or in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, except that if at the time of and immediately after giving effect to the corporate transaction, no Event of Default will have occurred and be continuing, it may amalgamate or merge (including by way of a wind - up that is not as a result of an insolvency) with or transfer all or substantially all of its assets to the Borrower, any wholly - owned Subsidiary of the Borrower; provided that it provides the Agent with prior notice of any such transaction and upon any amalgamation or merger (except by way of a wind - up), the resulting company or the entity to whom the assets have been transferred, as applicable, delivers to the Agent a Guarantee and an assumption agreement pursuant to which the amalgamated or merged company or the entity to whom the assets have been transferred, as applicable, confirms its assumption of all of the obligations of the amalgamating or merging companies or the entity which transferred the assets, as applicable, under the Loan Documents and such other certificates and opinions as may be required by the Agent. (3) No Debt. Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt provided that the aggregate principal amount of all Permitted Debt described in clauses (b)(i) and (j) of the definition of “Permitted Debt” shall at no time exceed the Senior Lender Limitation Amount.

- 52 - (4) No Repayment or Prepayment of Debt. (a) [Reserved] (b) make any amendment or modification to the subordination, ranking, term, granting of security or postponement terms of any indenture, note or other agreement evidencing or governing any Debt or any other term of such agreement which would be adverse to the Lenders (other than with respect to the Senior Credit Documents and then only in accordance with Section (26) ); and (c) following the occurrence of an Event of Default or a Pending Event of Default which, in either case, is continuing, make any payment in respect of any Debt other than (i) Debt hereunder, (ii) Existing Intercompany Debt or Future Intercompany Debt between Obligors (other than any such payments by the Borrower to another Obligor), (iii) non - cash Permitted Distributions in respect of Debt, (iv) payments in respect of obligations secured by Purchase Money Security Interests and lease payments under Capital Leases, and (v) payments in respect of the Senior Obligations. (5) No Financial Assistance. Give any Financial Assistance to any Person other than: (a) Existing Intercompany Debt; (b) Future Intercompany Debt; (c) guarantees made by the Obligors of Permitted Debt; (d) Financial Assistance to Restricted Subsidiaries; (e) loans and advances to employees made in accordance with Section 8.04 (9) ; (f) Financial Assistance to Unrestricted Subsidiaries (i) that was provided or advanced prior to the July 7, 2020 and certified in a Compliance Certificate prior to such date; and (ii) from and after July 7, 2020, in an amount not to exceed US . Notwithstanding clauses (a) to (f) above, no Financial Assistance shall be given by an Obligor to any Person that is not an Obligor if a Pending Event of Default or an Event of Default has occurred or if the making of any such Financial Assistance would cause a Pending Event of Default or Event of Default to occur. (6) No Imbalance in Commitments. (a) Permit, at any time, the projected amount of Available Supply of natural gas for the next 12 months to (i) exceed 115% of Supply Commitments for natural gas, or (ii) be less than 85% of Supply Commitments for natural gas in the same period; 30135002.5

30135002.5 - 53 - (b) permit, at any time, the projected amount of Available Supply of electricity for the next 12 months to (i) exceed 115% of Supply Commitments for electricity, or (ii) be less than 85% of Supply Commitments for electricity in the same period; (c) permit, at any time, the projected amount of Available Supply of natural gas for the next 36 months to (i) exceed 120% of Supply Commitments for natural gas, or (ii) be less than 80% of Supply Commitments for natural gas in the same period; (d) permit, at any time, the projected amount of Available Supply of electricity for the next 36 months to (i) exceed 120% of Supply Commitments for electricity, or (ii) be less than 80% of Supply Commitments for electricity in the same period; (7) No Distributions. Make or permit any Distributions, other than Permitted Distributions; provided that: no Permitted Distributions (other than in payments in respect of the Senior Obligations) shall be made in cash to any Person that is not an Obligor if a Pending Event of Default or an Event of Default has occurred or if the making of any such cash Distribution would cause a Pending Event of Default or Event of Default to occur. (8) Distribution Restrictions . Other than this Agreement and the Senior Credit Agreement, enter into any agreement that would limit its ability to effect any dividends or distributions . (9) Management Fees. Make or pay any bonus, consulting or management fee or corporate overhead payment or other like payment to any shareholder, director or officer, or any of their Affiliates, except for: (a) salaries, benefits and other employment remuneration (including employee loans) paid in the ordinary course of business and on commercially reasonable terms; and (b) any bonus, consulting or management fee or directors fee or payments to directors and officers of it, provided that any such payments are part of a commercially reasonable compensation package being paid by it for management services rendered. (10) No Encumbrances. Subject to Section 8.04(23), create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances. (11) No Acquisitions. Make any Acquisition; provided however that Unrestricted Subsidiaries will be permitted to enter into Acquisitions. (12) No Change to Year End . Make any change to its Fiscal Year, provided that with no less than 60 days prior written notice delivered to the Agent after the most recent March 31 Fiscal Year end, the Borrower may elect to change its Fiscal Year to end on December 31. (13) No Change to Business. Carry on any business other than the Business; except to such extent as would not be material to the Obligors, taken as a whole.

30135002.5 - 54 - (14) [Reserved] (15) [Reserved] (16) Amendments to Organizational Documents . Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Loan Documents . (17) [Reserved] (18) Material Contracts. Except as provided in Section 8.04(26) , amend, vary, alter or waive any material term of any Material Contract if such amendment, variance, alteration or waiver would be adverse to the Lenders in any material respect or allow any circumstances to arise which would allow any Material Contract to lapse or to be terminated during its term if the result could reasonably be expected to have a Material Adverse Effect. (19) [Reserved] (20) Non - Arm’s Length Transactions. Effect any transactions with any Person (other than an Obligor) not dealing at Arm’s Length with the transacting Obligor except for (i) those transactions identified in Schedule 7.01(36) on the Closing Date; (ii) the payment and receipt of Permitted Distributions; (iii) transactions permitted under Section 8.04(5) ; (iv) technical and administrative service agreements on commercially reasonable terms between any of the Borrower or JEC and its Subsidiaries and the provision of the services contemplated thereby; and (v) sales arrangements on commercially reasonable terms between an Obligor and an Unrestricted Subsidiary with respect to the Business. (21) Sale and Leaseback. Enter into any arrangement with any Person providing for the leasing by any Obligor, as lessee, of property which has been or is to be sold or transferred by such Obligor to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or the lease obligation of any Obligor. (22) Hedging Contracts. Enter into or permit to be outstanding at any time any Hedge unless such Hedge satisfies the following conditions: (a) if such Hedge is an Interest Rate Hedge, it is designed to protect the Obligors against fluctuations in interest rates; (b) if such Hedge is a Currency Hedge, it is designed to protect the Obligors against fluctuations in currency exchange rates; (c) if such Hedge is an Equity Hedge, it is designed to protect the Obligors against fluctuations in share price; and (d) such Hedge has been entered into by an Obligor bona fide and in good faith in the ordinary course of its business for the purpose of carrying on the same and not for speculative purposes .

30135002.5 - 55 - (23) Customer Contracts. Permit any Encumbrances on Customer Contracts other than Permitted Encumbrances; provided, however, an Obligor may permit Encumbrances on Customer Contracts in favour of suppliers for such Customer Contracts so long as (i) revenue generated on all such Customer Contracts Encumbered in favour of suppliers accounts for no more than 3% of revenue generated by all Customer Contracts; and (ii) gross margin generated by such Customer Contracts Encumbered in favour of suppliers accounts for no more than 3% of gross margin of the Borrower (on a consolidated basis) calculated on a rolling four quarter basis at the end of each Fiscal Quarter. (24) [Reserved] (25) Anti - Money Laundering and Anti - Terrorism Finance Laws; Foreign Corrupt Practices Act; Sanctions Laws; Restricted Person . The Borrower shall not, and shall not permit any Subsidiary to, (a) engage in or conspire to engage in any transaction that violates, in any material respect, any Anti - Terrorism Law, any Anti - Corruption Law or any Sanctions Law, or (b) use any part of the proceeds of the Advances, directly or, to the Borrower’s knowledge, indirectly, for any conduct that would cause the representations and warranties in Sections 7.01(43) , 7.01(44) or 7.01(45) to be untrue in any material respect as if made on the date any such conduct occurs. (26) Changes to Senior Credit Documents . The Borrower shall not consent to any waiver, amendment or other change to any Senior Credit Document and shall not refinance or replace the Senior Credit Agreement and the other Senior Credit Documents unless the following conditions are satisfied: (i) the aggregate principal amount available thereunder shall not exceed the Senior Lender Limitation Amount, (ii) the Borrower is at all times in compliance with the requirements of Section 8.05(3), unless otherwise agreed by the Majority Lenders, and (iii) if the Senior Credit Agreement is replaced, (a) the replacement administrative agent on behalf of the replacement lenders shall enter into subordination arrangements with the Agent on behalf of the Lenders on terms no more onerous to Agent and the Lender than those contained in the Senior Subordination Agreement and such agreement shall be in form and substance satisfactory to the Lenders. 5. Restricted and Unrestricted Subsidiaries So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Borrower will ensure that: (1) No Subsidiaries. The Borrower has no Subsidiaries, other than Restricted Subsidiaries and Unrestricted Subsidiaries.

30135002.5 - 56 - (2) Status of Subsidiaries. Each Subsidiary of the Borrower: (i) shall be a corporation, limited partnership, general partnership, trust or limited liability corporation formed under the laws of (A) Canada or a province thereof, (B) a state of the United States of America or the District of Columbia, (C) the United Kingdom, (D) Germany, (E) Belgium, (F) Hungary or (G) Holland; and (ii) shall (A) if such Subsidiary is a Restricted Subsidiary, be wholly - owned by the Borrower or a Restricted Subsidiary, or (B) if such Subsidiary is an Unrestricted Subsidiary, be owned, wholly or in part (subject to the terms of this Agreement), by the Borrower or another Subsidiary. (3) Guarantee. Upon formation or acquisition or upon becoming a Guarantor under the Senior Credit Documents (including as amended, modified, replaced or refinanced from time to time in accordance with Section 8.04(26)), each Subsidiary will provide to the Agent on behalf of the Lenders a Guarantee of the Obligations, together with such opinions and other documents (including, without limitation, the Restricted Subsidiary Subordination Agreement) as the Agent may reasonably require, all in form and substance acceptable by the Agent. (4) Composition of Borrower and Restricted Subsidiaries. The gross margin of the Borrower and the Restricted Subsidiaries shall at all times comprise of no less than 80% of the consolidated gross margin of the Borrower and all of its Subsidiaries (excluding Filter Group Inc. and Filter Group USA Inc.). (5) Revocation of Designation as an Unrestricted Subsidiary. From time to time the Borrower may change the designation of a Subsidiary from an Unrestricted Subsidiary to a Restricted Subsidiary; provided that: (a) after giving effect to such designation, all representations and warranties contained in Section 7.01 of this Agreement will be true and correct in all material respects with the same force and effect as if such representations and warranties had been made on and as of the date of such designation; (b) the Borrower is in compliance with all covenants contained herein and no Pending Event of Default or Event of Default shall have occurred and be continuing or will occur as a result of such designation ; (c) the Borrower shall have provided the Agent with a certificate of an officer certifying the foregoing; (d) the Subsidiary will provide to the Agent on behalf of the Lenders a Guarantee, together with such opinions and other documents as the Agent and its counsel may require all in form and substance acceptable by the Lenders and Lenders’ Counsel ; and

30135002.5 - 57 - (e) the Borrower shall have delivered to the Agent a revised Schedule 7.01(16) showing all Restricted Subsidiaries and Unrestricted Subsidiaries of the Borrower following such designation. (6) Hungarian Subsidiary. Notwithstanding anything in this section 8.05, Just Energy (Finance) Hungary Zrt . shall not be required to provide a Guarantee and become a Restricted Subsidiary until such time as its net assets exceed US$25,000,000. Just Energy (Finance) Hungary Zrt. shall not conduct any operating business until such time as it has provided a Guarantee. ARTICLE 9 DEFAULT 1. Events of Default The occurrence of any one or more of the following events (each such event being herein referred to as an “ Event of Default ”) will constitute a default under this Agreement: (1) if the Borrower fails to pay any amount of principal of any Advance when due and payable; or (2) if the Borrower fails to pay any interest or fees when due and payable hereunder or under any other Loan Document and such non - payment continues for a period of three Business Days; or (3) if the Borrower fails to pay any Obligation (other than an Obligation for which a failure to pay is specifically dealt with elsewhere in this Section 9.01 ) when due and payable and such non - payment continues for a period of ten Business Days after notice by the Agent; or (4) if the Borrower fails to observe or perform any of the financial covenants in Sec tion 8.02 or any of the negative covenants in Section 8.04 ; or (5) if the Borrower fails to observe or perform any of the positive covenants in Sec tion 8.01 or the reporting covenants in Section 8.03 and the Borrower will fail to remedy such default within the earlier of 30 days from the date (i) the Borrower becomes aware of such default or (ii) the Agent delivers written notice of the default to the Borrower; or (6) if any Obligor neglects to observe or perform any covenant or obligation in this Agreement or any other Loan Document on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 9.01 ) and either Borrower fails to remedy such default within the earlier of 30 days from the date (i) such Obligor becomes aware of such default or (ii) the Agent delivers written notice of the default to either Borrower; or (7) if any representation or warranty made by any Obligor in this Agreement, any Loan Document or in any certificate or other document at any time delivered hereunder to the Agent or any Lender will prove to have been incorrect in any material respect on and as of the

- 58 - date thereof and such representation or warranty is not thereafter made true and correct within 30 days of any Obligor becoming aware of its incorrectness; or (8) if any Obligor ceases or threatens to cease to carry on business generally except as permitted by this Agreement, or admits its inability or fails to pay its debts generally; or (9) if any “Event of Default” as defined in the Senior Credit Agreement (as amended, modified, refinanced or replaced) occurs and such Event of Default is not cured or waived within 90 days of the occurrence thereof; or (10) if any Obligor (i) fails to make any payment when such payment is due and payable, to any Person in relation to any Debt (other than Debt for which a failure to pay is specifically dealt with elsewhere in this Section 9.01 ) which, in the aggregate principal amount then outstanding, is in excess of and such payment is not made within any applicable cure or grace period; or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt which in the aggregate principal amount then outstanding is in excess of or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period, or (iii) any other event will occur or condition exist, the effect of which default or other condition is to cause, such Debt to become due prior to its stated maturity date; or (11) if any Obligor denies its obligations under any Loan Document or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or (12) if any of the Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, and the applicable Obligor does not, within ten days of receipt of notice of such Loan Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Loan Document with a new agreement that is in form and substance satisfactory to the Majority Lenders or amend such Loan Document to the satisfaction of the Majority Lenders; or (13) if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor, a bankrupt or insolvent or approving as properly filed a petition seeking the winding - up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Bankruptcy Code (United States) or the Winding - Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of an Obligor or ordering the winding up or liquidation of its affairs; or (14) if any Obligor becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States), the Winding - Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, 30135002.5

- 59 - custodian, sequestrate or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or (15) if any proceeding or filing will be instituted or made against any Obligor seeking to have an order for relief entered against such Obligor as debtor under, or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding - up, reorganization, arrangement, adjustment or composition under, any law relating to bankruptcy, insolvency, reorganization or relief of debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States) and the Winding - Up and Restructuring Act (Canada)), or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the proceeding or filing is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or indefinitely stayed within 15 days of knowledge by such Obligor of its institution; or (16) if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Obligor ; or (17) if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due will have been obtained or entered against the Obligors in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) and (b) 10% of EBITDA (calculated on a last twelve months basis), unless such judgment, execution, writ of seizure and sale, sequestration or decree is and remains vacated, discharged or stayed pending appeal within the applicable appeal period; or (18) [Reserved] (19) [Reserved] (20) [Reserved] (21) [Reserved] (22) except as permitted hereunder, if proceedings are commenced for the dissolution, liquidation or winding - up of any Obligor, or for the suspension of the operations of any Obligor unless such proceedings are being actively and diligently contested in good faith ; or (23) if any report of the Borrower’s auditors with respect to financial statements provided hereunder contains any qualification which is unacceptable to the Lenders acting reasonably, excluding any objections to the auditor’s report on the 2020 financial statements on the basis of a “going concern” qualification contained therein; or (24) there will have occurred a Material Adverse Effect; or 30135002.5

30135002.5 - 60 - (25) if there is a write - down of the consolidated assets of the Borrower, determined on a consolidated basis, in an amount in excess of Cdn.$75,000,000 in any Fiscal Year (excluding normal course amortization or depreciation of assets); or (26) if the common shares of the Borrower cease to be listed for trading on the Toronto Stock Exchange (for certainty, not including in connection with a customary trading halt for the dissemination of news) or any order is made by any Governmental Authority in relation to the Borrower, or there is any change of law, or the interpretation or administration thereof, in each case, which in the reasonable opinion of the Agent, operates to prevent or materially restrict the trading of the common shares of the Borrower on the Toronto Stock Exchange, or to prevent or materially restrict the trading on the Toronto Stock Exchange. 2. Acceleration and Termination of Rights If any Event of Default occurs and is continuing, all Obligations will, upon demand made by the Agent, at the option of the Agent or upon the request of the Majority Lenders, become immediately due and payable at the rate or rates determined as herein provided, including for certainty the Prepayment Fee, to the date of actual payment thereof, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor; provided, if any Event of Default described in Section 9.01(13) through 9.01(15) with respect to the Borrower occurs, the outstanding principal amount of all Advances and all other Obligations will automatically be and become immediately due and payable (including for certainty the Prepayment Fee). In such event either the Lenders or the Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrower to the Lenders and no such remedy for the enforcement of the rights of the Lenders will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination. 3. Remedies Cumulative and Waivers For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent will be effective only in the specific instance and for the purpose for which it was given and will be deemed not to be a

30135002.5 - 61 - waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder. 4. Termination of Lenders’ Obligations The occurrence of an Event of Default that has not been waived by the Lenders will relieve the Lenders of all obligations to provide any further Advances hereunder. 5. Perform Obligations If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Loan Documents, the Majority Lenders, may, but will be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing will be an Obligation. 6. Third Parties No Person dealing with the Lenders or any agent of the Lenders will be concerned to inquire whether the powers which the Lenders or the Agent are purporting to exercise have been exercisable. ARTICLE 10 COSTS, EXPENSES AND INDEMNIFICATION 10.01 Costs and Expenses The Borrower will pay promptly upon notice from the Agent all reasonable out - of - pocket costs and expenses of the Agent in connection with preparation, execution and delivery of this Agreement and the other documents to be delivered hereunder and the reasonable out - of - pocket costs of the Agent in the initial syndication of the Loan Facility, whether or not any Advance has been made hereunder, including without limitation, the reasonable fees and out - of - pocket expenses of Lenders’ Counsel and counsel to the Specified Lender with respect thereto and with respect to advising the Agent, or the Lenders as to its or their rights and responsibilities under this Agreement and the other Loan Documents to be delivered hereunder. The Borrower further agrees to pay all reasonable out - of - pocket costs and expenses of the Agent (and, in case of (i), (iv) and (v) below, the Lenders) in connection with (i) the preparation or review of waivers, consents and amendments requested by the Borrower, (ii) questions of interpretation of this Agreement, (iii) the establishment of the validity and enforceability of this Agreement, (iv) the preservation or enforcement of rights of the Agent and the Lenders under this Agreement and other Loan Documents to be delivered hereunder, and (v) the exercise of any right or remedy of any nature or kind contained herein or in any Loan Document, including, without limitation, all reasonable costs and expenses sustained by each Lender or the Agent as a result of any failure by the Borrower to perform or observe any of its obligations hereunder. For greater certainty, the Borrower's obligations under the immediately preceding sentence shall include, without

30135002.5 - 62 - limitation, the obligation to pay the reasonable out - of - pocket costs and expenses of the Agent and the Lenders in respect of any strategic process, proceeding or transaction of the Borrower including, without limitation, with respect to any actual or potential sale, restructuring or recapitalization of the Borrower or its business and in respect of the Agent and the Lenders' review, assessment, participation or other activities relating thereto (which for certainty, includes any such strategic process, proceeding or transaction of the Borrower occurring prior to the Closing Date), including without limitation, the reasonable fees and out - of - pocket expenses of Lenders’ Counsel and counsel to the Specified Lender with respect thereto. 2. Indemnification by the Borrower In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, except for liability arising from a Lender’s or the Agent’s own gross negligence or wilful misconduct, the Borrower will indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) harmless against any loss or expense incurred by such Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) as a result of: (1) any failure by the Borrower to fulfil any of its Obligations including, without limitation, any cost or expense incurred by reason of the liquidation or re - employment in whole or in part of deposits or other funds required by any Lender to fund or maintain its Proportionate Share of any Advance as a result of the Borrower’s failure to complete an Advance or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder; (2) the Borrower’s failure to give any notice required to be given by it to the Agent or Lenders hereunder; (3) the failure of the Borrower to make any other payment when due hereunder; (4) any liability, obligations, loss (other than lost profits) or expense, that may be suffered by or asserted against any of them as a result of the breach by any Obligor in the performance of any of the Loan Documents, or by reason of the Agent or the Lenders agreeing to enter into this Agreement; or (5) in connection with the use of any proceeds of the Loan Facility, or the consummation of any transaction contemplated by this Agreement. A certificate of a Lender or the Agent as to the amount of any such loss or expense will be prima facie evidence as to the amount thereof, in the absence of manifest error. The agreements in this Section will survive the termination of this Agreement and repayment of the Obligations. 3. Specific Environmental Indemnification The Borrower will defend and indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each harmless at all times from and against any and all costs, losses, damages, expenses, judgments, suits,

30135002.5 - 63 - claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable out - of - pocket costs or expenses for preparing any necessary environmental assessment report or other such other reports) by a third party against any Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) or any of them related to or as a result of (i) any release, deposit, discharge, or disposal of any Hazardous Substance in connection with the property or business of the Obligors; and (ii) the remedial actions (if any) taken by the Agent on behalf of the Lenders, in respect of such release, deposit, discharge or disposal; or (iii) a failure by any Obligor or any Unrestricted Subsidiary to comply with Requirements of Environmental Law. The Borrower will have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by the Borrower and approved by the party named in such legal action or claim whether it be the Lenders or the Agent, or any of them acting reasonably provided that if, in the opinion of the Lenders or the Agent, or any of them as the case may be, the interests of the Lenders or the Agent or any of them are different from those of the Borrower in connection with such legal action or claim, the Lenders or the Agent or any of them will have the sole right, at the Borrower’s expense, to defend their own interests provided that any settlement of such legal action or claim will be on terms and conditions approved by the Borrower, acting reasonably. If the Borrower does not defend the legal action or claim, the Agent and the Lenders will have the right to do so on their own behalf and on behalf of the Borrower, as the case may be, at the expense of the Borrower. The defence and indemnity obligations contained throughout this Agreement will survive the termination of this Agreement and repayment of the Obligations. 10.04 Exclusion Notwithstanding Sections 10.01, 10.02 and 10.03, the Borrower shall not be obliged to indemnify the Agent, any Lender or any of their respective directors, officers, employees, affiliates, agents and representatives (“ Indemnified Parties ”) for any losses, claims, damages, liabilities or related expenses which are determined by a court of competent jurisdiction by final and non - appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Parties. ARTICLE 11 THE AGENT AND THE LENDERS 11.01 Appointment The Lenders hereby appoint the Agent to act as their agent as herein specified and, except as may be specifically provided to the contrary herein, each of the Lenders hereby irrevocably authorizes the Agent, as the agent of such Lender, to enter into on its behalf and thereafter take such action on its behalf under or in connection with the Loan Documents and to exercise such powers thereunder as are delegated to the Agent by the terms thereof and such other powers as are reasonably incidental thereto which it may be necessary for the Agent to exercise in order that the provisions of the Loan Documents are carried out. The Agent may perform any of its duties under the Loan Documents by or through its agents and may delegate its duties to an Affiliate or a Subsidiary. The Borrower will not be concerned to inquire whether the powers which the Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Agent, and accordingly insofar as

30135002.5 - 64 - the Borrower is concerned the Agent will for all purposes hereof be deemed to have authority from the Lenders to exercise the powers and take the actions which are in fact exercised and taken by it. 2. Indemnity from Lenders The Lenders agree, based on their Proportionate Share, to indemnify the Agent (to the extent that the Agent is not promptly reimbursed by the Borrower on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in its capacity as agent hereunder which in any way relate to or arise out of the Loan Documents or any action taken or omitted by the Agent under the Loan Documents; provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements which result from the Agent’s gross negligence or wilful misconduct. Without limitation and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand for its Proportionate Share of out - of - pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the preparation of the Loan Documents and the determination or preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrower on demand. 3. Exculpation The Agent will have no duties or responsibilities except those expressly set forth in the Loan Documents. Neither the Agent (in its capacity as Agent and not as a Lender) nor any of its officers, directors, employees or agents will be liable for any action taken or omitted to be taken under or in connection with the Loan Documents, unless such act or omission constitutes gross negligence or wilful misconduct. The duties of the Agent will be mechanical and administrative in nature; the Agent will not have by reason of the Loan Documents a fiduciary relationship with any Lender and nothing in the Loan Documents, express or implied, is intended to or will be construed as to impose upon the Agent any obligation except as expressly set forth therein. None of the Lenders will have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Loan Documents. The Agent will not be responsible for any recitals, statements, representations or warranties in any of the Loan Documents or which may be contained in any other document subsequently received by the Agent or the Lenders from or on behalf of any Obligor or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Loan Documents, and will not be required to make any inquiry concerning the performance or observance by any Obligor of any of the terms, provisions or conditions of any of the Loan Documents. Each of the Lenders severally represents and warrants to the Agent that it has made and will continue to make such independent investigation of the financial condition and affairs of the Obligors as such Lender deems appropriate in connection with its entering into of any of the Loan Documents and the making and continuance of any Advance hereunder, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Obligors and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent.

30135002.5 - 65 - 4. Reliance on Information The Agent will be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Loan Documents and its duties thereunder, upon the advice of counsel selected by it. 5. Knowledge and Required Action The Agent will not be deemed to have knowledge or notice of the occurrence of any Event of Default or Pending Event of Default (other than the non - payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or the Borrower specifying such Event of Default or Pending Event of Default and stating that such notice is given pursuant to this Agreement. In the event that the Agent receives such a notice, it will give prompt notice thereof to the Lenders. The Agent will also give prompt notice to the Lenders of each non - payment of any amount required to be paid to the Agent for the account of the Lenders. The Agent will, subject to Section 11.06 take such action with respect to such Event of Default or Pending Event of Default as will be directed by the Lenders in accordance with this Article 11 provided that, unless and until the Agent will have received such direction the Agent may, but will not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default or Pending Event of Default as it will deem advisable in the best interest of the Lenders; and provided further that the Agent in any case will not be required to take any such action which it determines to be contrary to the Loan Documents or to any Applicable Law. 6. Request for Instructions The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Loan Documents, the Agent is permitted or required to take or to grant, and the Agent will be absolutely entitled to refrain from taking any such action or to withhold any such approval and will not be under any liability whatsoever as a result thereof until it will have received such instructions from the Lenders. No Lender will have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Loan Documents in accordance with instructions from the Lenders. The Agent will in all cases be fully justified in failing or refusing to take or continue any action under the Loan Documents unless it will have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 11.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it will be secured in respect thereof as it may deem appropriate. 7. The Agent Individually With respect to any Advances made available by the Agent and the Loan Documents to which it is a party and its acting as a Lender, in each case, if applicable, the Agent will have the same rights and powers hereunder as any other Lender and may exercise such rights and powers as though it were not the Agent, and the term “Lenders” will, unless the

30135002.5 - 66 - context clearly otherwise indicates, include the Agent in its individual capacity. It is understood and agreed by all of the Lenders that the Agent, either directly or through its Affiliates, from time to time may lend money to, provide underwriting, consulting and advisory services to, and generally engage in advisory and other related and ancillary businesses with the Obligors and their Affiliates otherwise than as a Lender under the Loan Documents (including for certainty under the Senior Credit Agreement) and may continue to do so as if the Agent were not the Agent under the Loan Documents and will have no duty to account to any of the Lenders with respect to any such dealings. 8. Resignation and Termination If at any time (i) the Agent will deem it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrower written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article, or (ii) the Agent is in default of any of its obligations hereunder and the Majority Lenders will deem it advisable, in their sole discretion, they may deliver to the Agent and the Borrower written notification of the termination of the Agent’s authority to act on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Lenders of a successor which will assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment will be promptly made from among the remaining Lenders and written notice thereof will be given to the Borrower concurrently with such appointment. If in the case of resignation by the Agent no appointment of a successor Agent has been made by the Lenders and approved by the Borrower within 30 days, the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, subject to such Lender agreeing to act as Agent, and will forthwith give notice of such appointment to the Lenders and the Borrower. 9. Actions by Lenders (1) Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Loan Documents), instruction or other expression of the Lenders under any of the Loan Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Sec tion 11.09(2) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile). (2) Notwithstanding Sections 11.09(1) , without the consent of all the Lenders the Agent may not take the following actions: (a) amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Loan Facility, reduce the fees or interest rates payable with respect to the Loan Facility, extend any date fixed for payment of principal or interest relating to the Loan Facility, extend the repayment dates of the Loan Facility, change the currency of Advances available or the notice periods relating thereto, or change the definition of Majority Lenders; (b) release any Guarantees other than pursuant to the terms hereof;

30135002.5 - 67 - (c) amend this Section 11.09 ; and (d) amend Article 5. (3) An instrument in writing from the Majority Lenders or, where applicable, all of the Lenders as provided for in this Section 11.09 (any such instrument in writing being an “ Approval Instrument ”) will be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) will be bound to give effect thereto accordingly. For greater certainty, to the extent so authorized in the Approval Instrument, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Loan Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument; provided that, no Approval Instrument shall amend, modify or otherwise affect the rights or duties of the Agent or the Lenders, as the case may be. 10. Provisions for Benefit of Lenders Only The provisions of this Article 11 , other than Sections 11.09 and 11.10 and the last sentence of Section 11.01 relating to the rights and obligations of the Lenders and the Agent inter se will be operative as between the Lenders and the Agent only, and the Obligors will not have any rights under or be entitled to rely for any purposes upon such provisions. 11. Payments by Agent (1) For greater certainty, the following provisions will apply to any and all payments made by the Agent to the Lenders hereunder: (a) the Agent will be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower; (b) if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, then the Agent will have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent; (c) if any Lender advances more or less than its Proportionate Share of an Advance, such Lender’s entitlement to such payment will be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender; (d) the Agent acting reasonably and in good faith will, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination will, in the absence of manifest error, be binding and conclusive;

30135002.5 - 68 - (e) upon request, the Agent will deliver a statement detailing any of the payments to the Lenders referred to herein; and (f) all payments by the Agent to a Lender hereunder will be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment Agreement unless notice to the contrary is received by the Agent from such Lender. 12. Direct Payments The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender’s Proportionate Share under the Loan Facility, all sums received by a Lender relating to this Agreement will be shared by each Lender in its Proportionate Share and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of a portion thereof by the Lender who has received an amount in excess of its Proportionate Share as will be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders. If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender will restore its Proportionate Share of such sum to such Lenders, without interest. If any Lender (a “ Receiving Lender ”) will obtain any payment of moneys due under this Agreement as referred to above, the Receiving Lender will forthwith remit such payment to the Agent and, upon receipt, the Agent will distribute such payment in accordance with the provisions hereof. 13. Acknowledgements, Representations and Covenants of Lenders (1) It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Obligors. Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Obligors under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Obligors. (2) Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing. (3) Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), rateably according to its Proportionate Share of the Loan Facility from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent

30135002.5 - 69 - in any way relating to or arising out of the Loan Documents or the transactions therein contemplated, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Loan Facility for any out - of - pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower. The obligation of the Lenders to indemnify the Agent will survive the termination of this Agreement. (4) Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder. (5) Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such document. (6) Except to the extent recovered by the Agent from the Borrower, promptly following demand therefor, each Lender will pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s gross negligence or wilful misconduct. (7) Each Lender will respond promptly to each request by the Agent for the consent of such Lender required hereunder. 14. Rights of Agent (1) In administering the Loan Facility, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders. (2) The Agent will be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and will be entitled to rely and will be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Event of Default or Pending Event of Default has occurred unless the officers or employees of the Lender acting as Agent, acting in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

30135002.5 - 70 - (3) Except in its own right as a Lender, the Agent will not be required to advance its own funds for any purpose, and in particular, will not be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby . 15. Collective Action of the Lenders Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders or all of the Lenders as required by this Agreement. Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action will be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Majority Lenders or all of the Lenders, as required, it will co - operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders. 16. Funding by Lenders; Presumption by Agent Unless the Agent shall have received notice from a Lender prior to the proposed date of any Advance that such Lender will not make available to the Agent such Lender’s share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Advance available to the Agent then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent then such amount shall constitute such Lender’s pro rata share of the Advance. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on written demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent. 17. Payments by the Borrower; Presumption by Agent Unless the Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Agent may assume that the Borrower has made such

30135002.5 - 71 - payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. 18. Non - Funding Lenders (1) Certain Fees . A Non - Funding Lender shall not be entitled to receive any fee to which it may have been entitled for any period during which that Lender is a Non - Funding Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Non - Funding Lender). (2) Liability of the Agent . Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non - Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrower to a Non - Funding Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non - appealable judgement of a court of competent jurisdiction. (3) Non - Funding Lender Waterfall . The Agent shall be entitled to set off any Non - Funding Lender’s Proportionate Share of all payments received from the Borrower against such Non - Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Loan Documents. The Agent shall be entitled to withhold and deposit in one or more non - interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Non - Funding Lender pursuant to this Agreement which amounts shall be used by the Agent (A) first, to reimburse the Agent for any amounts owing to it by the Non - Funding Lender pursuant to any Loan Document, and then to reimburse, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non - Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non - Funding Lender, (C) third, to cash collateralize all other obligations of such Non - Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non - Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by the Borrower, (D) fourth, at the Agent’s discretion, to fund from time to time the Non - Funding Lender’s Proportionate Share of Advances under the Loan Facility, as applicable, (E) fifth, at the Agent’s discretion, to be held in an interest bearing deposit account and released pro rata in order to satisfy such Non - Funding Lender’s Proportionate Share of future Advances under the Loan Facility, (F) sixth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Non - Funding Lender as a result of such Non - Funding Lender’s breach of its obligations under this Agreement,

30135002.5 - 72 - (G) seventh, so long as no Pending Event of Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Non - Funding Lender as a result of such Non - Funding Lender’s breach of its obligations under this Agreement; and (H) eighth, to such Non - Funding Lender or as otherwise directed by a court of competent jurisdiction. Any payments, prepayments or other amounts paid or payable to a Non - Funding Lender that are applied (or held) to pay amounts owed by a Non - Funding Lender shall be deemed paid to and redirected by such Non - Funding Lender, and each Lender irrevocably consents hereto. (4) Voting and Consent Rights . For certainty, a Non - Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Loan Documents. Accordingly, the aggregate unpaid principal amount of the Advances owing to any Non - Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders. Notwithstanding the foregoing, should a Non - Funding Lender (A) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to the Agent, and (B) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non - Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non - Funding Lender. (5) Reinstatement of Non - Funding Lender . If the Borrower and the Agent agree in writing that a Lender is no longer a Non - Funding Lender, the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Advances of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Advances to be held pro rata by the Lenders in accordance with the Proportionate Share, whereupon such Lender will cease to be a Non - Funding Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Non - Funding Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from a Non - Funding Lender to a Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Non - Funding Lender. 19. European Union Bail - In Action. Notwithstanding anything to the contrary in this Agreement, any other Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write - down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write - Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and (b) the effects of any Bail - In Action on any such liability, including, if applicable:

30135002.5 - 73 - (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or (iii) the variation of the terms of such liability in connection with the exercise of the write - down and conversion powers of any EEA Resolution Authority. ARTICLE 12 TAXES 12.01 Tax e s (1) All payments to be made to the Agent or the Lenders pursuant to the Loan Documents will be made free and clear of, and without reduction for or on account of, any present or future Taxes ; provided, however, if any Taxes are required by Applicable Law to be withheld from any interest or other amount payable to the Agent or any Lender under any Loan Document, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is a Tax other than an Excluded Tax, the amount so payable by the applicable Obligor to the Agent or such Lender will be increased to the extent necessary to yield to the Agent or such Lender, on a net basis after payment of all Taxes (including all Taxes imposed (other than Excluded Taxes) on any additional amounts payable under this Section), interest or any such other amount payable under such Loan Document at the rate or in the amount specified in such Loan Document . The Obligors will be fully liable and responsible for and will, promptly following receipt of a request from the Agent, pay to the Agent any and all Taxes in the nature of sales, use, excise, value - added, goods and services, harmonized sales, stamp, property and similar Taxes payable under the laws of Canada, any Province of Canada, the United States of America, any State of the United States of America or any other country or jurisdiction with respect to any and all goods and services made available under the Loan Documents to any Obligor by the Agent and the Lenders, or any and all Taxes arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Documents, but not including any Excluded Taxes . Whenever any Taxes are payable by an Obligor pursuant to this section, for the account of the Agent or a Lender, a certified copy of an original official receipt showing payment of such Taxes (or other reasonable documentary evidence of such payment) will be promptly provided by such Obligor to the Agent or such Lender . If an Obligor fails to pay any Taxes (other than Excluded

30135002.5 - 74 - Taxes) in respect of any payment made to the Agent or the Lenders pursuant to the Loan Documents when due or if an Obligor fails to remit to the Agent the required documentary evidence of such payment, the Obligors will indemnify and save harmless the Agent and the Lenders from any incremental Taxes (other than Excluded Taxes), interest, penalties or other reasonable expenses that may become payable by the Agent or by any Lender or to which the Agent or any Lender may be subjected as a result of any such failure . A certificate of the Agent or any Lender as to the amount of any such Taxes (other than Excluded Taxes), interest or penalties and containing reasonable details of the calculation of such Taxes, interest or penalties will be, absent manifest error , prima facie evidence of the amount of such Taxes, interest or penalties, as the case may be . If an Obligor has paid over or remitted an amount on account of Taxes pursuant to the foregoing provision and the amount so paid over or remitted is subsequently refunded to such Lender, in whole or in part, such Lender will remit to the such Obligor, provided there is then no Pending Event of Default or Event of Default and subject to the set off rights of the Lenders, such an amount equal to such refund (but only to the extent of indemnity payments or additional amount paid under this section with respect to the Taxes giving rise to such refund), net of all out - of - pocket expenses (including Taxes) of such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund) . The applicable Obligor, upon request of a Lender, shall repay to such Lender the amount paid over pursuant to the foregoing sentence (plus penalties, interest or other charges imposed by the relevant Governmental Authority) . Notwithstanding anything to the contrary in the preceding two sentences, in no event will a Lender be required to pay any amount to an Obligor pursuant to this section the payment of which would place such Lender in a less favorable net after - Tax position than such Lender would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid . The foregoing three sentences shall not be construed to require any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Obligors or any other Person . (2) Notwithstanding anything to the contrary contained herein, neither the Agent nor any Lender shall be entitled to any additional payments or indemnification under Section 12 . 01 (1) : (A) with respect to withholding Taxes (a) to the extent that the obligation to withhold amounts existed on the date that the Agent or such Lender became a party to this Agreement (except to the extent such Lender is an assignee of any other Lender that was entitled, at the time the assignment of such other Lender became effective, to receive additional amounts or indemnification under Section 12 . 01 (1) ) or (b) that are directly attributable to the failure by such Lender to deliver the documentation required to be delivered pursuant to Section 12 . 01 (3) , (4) or (5) ; or (B) otherwise arising as a direct result of any assignment or participation made by a Lender prior to an Event of Default pursuant to Section 13 . 02 or 13 . 03 . (3) Each Lender that is not a United States person as defined in Section 7701 (a)(30) of the Code and that, at any of the following times, is entitled to an exemption from or reduction in United States withholding tax shall (a) on or prior to the date such Lender becomes a party to this Agreement, (b) on or prior to the date on which any such form or certification expires or becomes obsolete, (c) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (d) from time to time if requested by the Borrower or the Agent, provide the Agent and the Borrower with two completed originals of each of the following, as applicable : (i) Forms W - 8 ECI (claiming exemption for US withholding tax because

30135002.5 - 75 - the income is effectively connected with a U . S . trade or business), W - 8 BEN (through December 31 , 2014 ) or W - 8 BEN - E (claiming exemption from, or a reduction of, U . S . withholding tax under an income tax treaty) or any successor forms, (ii) in the case of such Lender claiming exemption under Sections 871 (h) or 881 (c) of the Code, Form W - 8 BEN (through December 31 , 2014 ) or W - 8 BEN - E (claiming exemption from U . S . withholding tax under the portfolio interest exemption) or any successor form and a certificate in form and substance acceptable to the Agent that such Lender is not (A) a “bank” within the meaning of Section 881 (c)(3)(A) of the Code, (B) a “ 10 percent shareholder” of the Borrower within the meaning of Section 881 (c)(3)(B) of the Code or (C) a “controlled foreign corporation” described in Section 881 (c)(3)(C) of the Code or (iii) any other applicable document prescribed by the US Internal Revenue Service certifying as to the entitlement of such Lender to such exemption form United States withholding tax or reduced rate with respect to all payments to be made to such Lender under the Loan Documents . (4) Each Lender that is a United States person as defined in Section 7701 (a)(30) of the Code shall (A) on or prior to the date such Lender becomes a party to this Agreement, (B) on or prior to the date on which any such form or certification expires or becomes obsolete, (C) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (D) from time to time if requested by the Borrower or the Agent, provide the Agent and the Borrower with two completed originals of Form W - 9 (certifying that such Lender is entitled to an exemption for U . S . backup withholding tax) or any successor form . (5) If a payment made to a Lender under any Loan Document would be subject to U . S . federal withholding or Canadian Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471 (b) or 1472 (b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471 (b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Agent as may be necessary for the Borrower and the Agent to comply with their obligations under FATCA, to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment . Solely for purposes of this clause (5), “FATCA” shall include any amendments made to FATCA after the date of this Agreement . (6) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Agent, at the time or times reasonably requested by the Borrower or the Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Agent as will permit such payments to be made without withholding or at a reduced rate of withholding . In addition, any Lender, if reasonably requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to the backup withholding or information reporting requirements . Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Agent of its legal inability to do so . Notwithstanding anything to the contrary in the preceding three sentences, the completion, execution and submission of such documentation (other than such

30135002.5 - 76 - documentation set forth in Sections 12 . 01 (3), (4) and (5) ) shall not be required if in a Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial positions of such Lender . (7) If an Obligor determines in good faith that a reasonable basis exists for contesting any Taxes for which payment has been made under this Section 12 . 01 , the Agent or relevant Lender, as applicable, shall cooperate with the Obligor in a reasonable challenge of such Taxes if so requested by the Obligor ; provided that (a) such Lender or the Agent determines in its reasonable discretion that it would not be prejudiced by cooperating in such challenge, (b) the Obligor pays all related expenses of such Lender or the Agent and (c) the Obligor indemnifies such Lender or the Agent for any liabilities or other reasonable costs incurred by such Lender or the Agent, as applicable, in connection with such challenge . The preceding sentence shall not be construed to require the Agent or any Lender to make available its Tax returns (or any other information that it deems confidential) to the Obligors or any other Person . ARTICLE 13 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS 13.01 Successors and Assigns (1) The Loan Documents will be binding upon and enure to the benefit of the Agent, each Lender, the Borrower and their successors and assigns, except that the Borrower, other than as otherwise permitted hereunder, will not assign any rights or obligations with respect to this Agreement or any of the other Loan Documents without the prior written consent of all of the Lenders and none of the Lenders will assign any of their rights and obligations under this Agreement or any of the other Loan Documents except in accordance with this Agreement . (2) Except (a) from one Lender to another Lender, (b) from one Lender to one of its Affiliates or (c) in the case of the Specified Lender, from one Lender that satisfies the definition of the Specified Lender to another Person that is included in the definition of the Specified Lender, none of the rights and obligations of the Lenders or any of the other Loan Documents may be assigned in whole or in part except with the prior written consent of the Borrower, such consent not to be unreasonably withheld . Notwithstanding the foregoing, no consent of the Borrower is required in respect of any assignment by any one or more of the Lenders following the occurrence of a Pending Event of Default or an Event of Default and for so long as it is continuing . Subject to the foregoing, any assignment made by one or more of the Lenders in accordance herewith will be made in accordance with the provisions of Section 13 . 02 and the other terms of this Agreement . The Borrower hereby consents to the disclosure of any Information to any potential Lender or Participant provided that the potential Lender or Participant agrees in writing to keep the Information confidential as required pursuant to Section 14 . 01 hereof and to return such Information if it does not become a Lender or a Participant . (3) Each assignment will be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s) . Each such assignment will, unless an Event of Default exists, be in a principal amount of not less than the lesser of the entire amount of such Lender’s interest, and $ 5 , 000 , 000 ; provided, however, there will be no minimum assignment amount (i) following

30135002.5 - 77 - the occurrence of an Event of Default and for so long as it is continuing, or (ii) in respect of an assignment from one Lender to any other Lender or to any Affiliate of a Lender, and each Lender will be entitled to hold and assign interests of less than $ 5 , 000 , 000 if the total Advances held by such Lenders and Affiliates of such Lender are equal to or greater than $ 5 , 000 , 000 . The determination of the amount of Advances held by a Lender under this Section 13 . 01 (3) will be made as of the effective date of the Assignment Agreement relating to any assignment . (4) Notwithstanding any provision in this Agreement to the contrary, each Lender agrees that it will not assign all or any portion of its rights under this Agreement without ten (10) Business Days prior notice to the Agent and without the prior written consent of the Agent . (5) A participation by a Lender of its interest (or a part thereof) hereunder or a payment by a Participant to a Lender as a result of the participation will not constitute a payment hereunder to the Lender or an Advance to the Borrower . 2. Assignments (1) Subject to Section 13 . 01 and the other terms of this Agreement, the Lenders collectively or individually may assign to one or more assignees all or a portion of their respective rights and obligations under this Agreement ; provided that no such assignment shall be made to (A) the Borrower, any other Obligor, any Obligor’s Affiliates or Subsidiaries, (B) to any Non - Funding Lender or any of its Affiliates or Subsidiaries, or (C) to a natural Person . There will be no restrictions on assignments while an Event of Default exists . The parties to each such assignment will execute (together with the Agent) and deliver an assignment agreement in respect of the Loan Facility substantially in the form of Schedule D to this Agreement (each, an “ Assignment Agreement ”) to the Agent and the Agent will deliver such Assignment Agreement to the Borrower . In addition the Borrower will execute such other documentation as a Lender may reasonably request for the purpose of any assignment or participation . The assignor will pay a processing and recording fee of $ 5 , 000 to the Agent . After such execution, delivery, acknowledgement and recording in the Register (i) the assignee thereunder will be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder will, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender will cease to be a party hereto ; provided that such assigning Lender shall continue to be entitled to the benefits of Section 12 . 01 with respect to facts and circumstances occurring prior to the effective date of such assignment . (2) The agreements of an assignee contained in an Assignment Agreement will benefit the assigning Lender thereunder, the other Lenders and the Agent in accordance with the terms of the Assignment Agreement . (3) The Agent will maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the outstanding Advances made under the Loan Facility by each

30135002.5 - 78 - Lender from time to time (the “Register”) . The entries in the Register will be conclusive and binding for all purposes, absent manifest error . The Borrower, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender . The Register will be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice . (4) Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrower (other than while an Event of Default or a Pending Event of Default exists when no such approval will be necessary), the Agent will, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent : (a) acknowledge the Assignment Agreement; (b) record the information contained therein in the Register; and (c) give prompt notice thereof to the Borrower and the other Lenders, and provide them with an updated version of Schedule A. 13.03 Participations (1) Each Lender may (subject to the provisions of Sec tion 13 . 01 (1) ) sell participations to one or more banks, financial institutions or other Persons (other than (x) any Borrower, any other Obligor, any Obligor’s Affiliates or Subsidiaries, or (y) to a natural Person) (each, a “ Participant ”) in or to all or a portion of its rights and obligations under this Agreement, but the Participant will not become a Lender and : (a) the Lender’s obligations under this Agreement will remain unchanged; (b) the Lender will remain solely responsible to the other parties hereto for the performance of such obligations ; (c) the Borrower, the Agent and the other Lenders will continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement ; and (d) no Participant will have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom . (2) The Borrower agrees that each Participant shall be entitled to the benefits of Section 12.01 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.02 . (3) Each Lender that sells a participation shall, acting solely for this purpose as a non - fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the

30135002.5 - 79 - Advances or other obligations under the Loan Documents (the “ Participant Register ”) ; provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Advances or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5 f . 103 - 1 (c) of the United States Treasury Regulations . The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary . For the avoidance of doubt, the Agent (in its capacity as Agent) shall have no responsibility for maintaining a Participant Register . ARTICLE 14 GENERAL 14.01 Exchange and Confidentiality of Information (1) Each of the Lenders and the Agent acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Borrower and each other Obligor pursuant to this Agreement (the “ Information ”) and agrees to hold the Information in confidence and will not discuss or disclose or allow access to, or transfer or transmit the Information to any person, provided however that : (a) each of the Lenders and the Agent may disclose all or any part of the Information if such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Lenders and the Agent, as soon as reasonably practicable, will advise the Borrower of their obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis ; (b) each of the Lenders and the Agent may disclose Information to each other, their respective Affiliates and investors and to any permitted assignees or Participants and to their respective counsel, agents, auditors, employees and advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ; (c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential permitted assignees for the purposes of assignment pursuant to Section 13 . 02 or any Participant for the purposes of a participation, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ;

30135002.5 - 80 - (d) each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis to any direct or indirect contractual counter party or prospective counter party to a swap agreement, credit linked note or similar transaction, or such contractual counter parties’ or prospective counter parties professional advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ; (e) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against any Obligor or to defend any lawsuit commenced by any Obligor in respect of the Loan Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit ; (f) each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis, with the prior written consent of the Borrower, to any insurance or re - insurance company for the purpose of obtaining insurance in respect of the Loan Facility provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential ; and (g) each of the Lenders and the Agent may disclose Information to any person with the prior written consent of the Borrower. Notwithstanding the foregoing, “ Information ” will not include any such (2) information: (a) which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted assignee or Participant or other person referred to in this Section) or which has been made readily available to the public by an Obligor ; (b) which the Agent or any Lender can show was, prior to receipt thereof from an Obligor, lawfully in the Agent’s or the Lender’s possession and not then subject to any obligation on its part to or for the benefit of such Obligor to maintain confidentiality ; or (c) which the Agent or any Lender received from a third party, prior to receipt thereof from an Obligor, which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of such Obligor at the time the Information was so received . 14.02 Nature of Obligations under this Agreement (1) The obligations of each Lender and of the Agent under this Agreement are several and not joint and several. The failure of any Lender to carry out its obligations hereunder will not

30135002.5 - 81 - relieve the other Lenders, the Agent or the Borrower of any of their respective obligations hereunder. (2) Neither the Agent nor any Lender will be responsible for the obligations of any other Lender hereunder . 3. Notice Any notice or communication to be given under this Agreement (other than telephone notice as specifically provided in this Agreement) may be effectively given by delivering (whether by courier or personal delivery) the same at the mailing addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Section 13 . 02 , to the mailing address provided by such assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such assignee) or by electronic communication (including e - mail) to the parties at the facsimile numbers or email addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Section 13 . 02 , to the facsimile number provided by such assignee to the Borrower and the Agent in connection with the applicable transfer or assignment to such assignee) . Any notice sent by electronic communication (including e - mail) will be deemed to have been received on transmission (and receipt of confirmation of transmission) if sent by any party to this Agreement before 4 : 00 p . m . (Toronto time) on a Business Day and, if not, on the next Business Day following transmission . Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its mailing address, facsimile number or email address which after such notification, until changed by like notice, will be the mailing address, facsimile number or email address, as the case may be, of such party for all purposes of this Agreement . 4. Governing Law This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property or assets of the Borrower may be found . 5. Judgment Currency (1) If for the purpose of obtaining or enforcing judgment against any Obligor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 14 . 05 referred to as the “ Judgment Currency ”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding : (a) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date ; or (b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to

30135002.5 - 82 - this Section 14.05(1)(b) being hereinafter in this Section 14.05 referred to as the “ Judgment Conversion Date ”). (2) If, in the case of any proceeding in the court of any jurisdiction referred to in Sec tion 14 . 05 (1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable Obligor will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date . (3) Any amount due from an Obligor under the provisions of Sectio n 14 . 05 (2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement . (4) The term “rate of exchange” in this Section 14 . 05 means the spot rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada at the close of business for the Business Day in question (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day), or if such rate is not so published or quoted by the Bank of Canada, such term will mean the Equivalent Amount of the Judgment Currency . 6. Benefit of the Agreement This Agreement will enure to the benefit of and be binding upon the Borrower, the Lenders, the Agent and their respective permitted successors and permitted assigns . 7. Severability Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction . 8. Whole Agreement From the Closing Date, this Agreement supersede all prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof . 9. Further Assurances The Borrower, each Lender and the Agent will promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or of any the agreements provided for hereunder to which it is a party . The Borrower, at its expense, will promptly execute and deliver to the Agent, upon request by the Agent, all such other and further documents,

30135002.5 - 83 - agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith . 10. Waiver of Jury Trial THE BORROWER HEREBY KNOWINGLY VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY AGENT, ANY LENDER OR ANY OF THE BORROWER . THE BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER CREDIT DOCUMENT . 11. Consent to Jurisdiction (1) The Borrower irrevocably submits to the non - exclusive jurisdiction of the courts of the Province of Ontario and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court . The Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding . (2) The Borrower hereby irrevocably consents to the service of any and all process in such action or proceeding by the delivery of such process to the Borrower at its address provided in accordance with Section 14 . 03 . 12. Time of the Essence Time will be of the essence of this Agreement. 13. Electronic Execution The words “execution”, “signed”, “signature” and words of like import shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper - based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be .

30135002.5 - 84 - 14. Counterparts This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart . 15. Delivery by Facsimile Transmission This Agreement may be executed and delivered by facsimile transmission and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature . 16. Term of Agreement This Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations, other than those Obligations of the Obligors to indemnify the Agent and the Lenders, including, without limitation, the indemnities set forth in Sections 4 . 02 , 11 . 11 and Article 10 and Article 12 , which shall survive and continue to be in full force and effect . 17. USA Patriot Act Each Lender that is subject to the requirements of the Patriot Act hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act . 18. Anti - Money Laundering Legislation (1) The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti - money laundering, anti - terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “ AML Legislation ”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrower, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower and the Guarantors, and the transactions contemplated hereby . The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence . (2) Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrower or the Guarantors or any authorized signatories of the Borrower or a Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any Guarantor or any such authorized signatory in doing so .

30135002.5 - 85 - 14.19 Public Disclosure Each Obligor agrees that neither it nor any of its Affiliates shall now or in the future issue any press release or other public disclosure using the name of any Agent, any Lender or any of their respective Affiliates or referring to this Agreement or any other Loan Document without the prior written consent of such Agent or such Lender, except to the extent that such Obligor or such Affiliate is required to do so under applicable law (in which event such Obligor or such Affiliate shall consult with such Agent or such Lender before issuing such press release or other public disclosure) . Each Obligor hereby authorizes each Agent and each Lender, after consultation with the Borrower, to advertise the closing of the transactions contemplated by this Agreement, and to make appropriate announcements of the financial arrangements entered into among the parties hereto, as such Agent or such Lender shall deem appropriate, including, without limitation, on a home page or similar place for dissemination of information on the Internet or worldwide web, or in announcements commonly known as tombstones, in such trade publications, business journals, newspapers of general circulation and to such selected parties as such Agent or such Lender shall deem appropriate . Notwithstanding any of the foregoing, this Agreement may be filed with the SEDAR or EDGAR in accordance with any Requirements of Law . [SIGNATURE PAGES FOLLOW]

30135002.5 [SIGNATURE PAGE TO AMENDED AND RESTATED LOAN AGREEMENT] IN WITNESS WHEREOF the parties hereto have executed this Agreement. BORROWER: Address: JUST ENERGY GROUP INC. 100 King Street, West, Suite 2630 Toronto, Ontario M5X 1E1 By: Name: R. Scott Gahn Attention: General Counsel Title: Chief Executive Officer Email: legal@justenergy.com By: Name: Jim Brown Title: Chief Financial Officer

30135002.5 S - 2 [SIGNATURE PAGE TO AMENDED AND RESTATED LOAN AGREEMENT] AGENT: Address : NATIONAL BANK OF CANADA, as Agent 161 Bay Street, Suite 5000 Toronto, Ontario M5J 2S1 By: N a me: Title: Attention: By: Facsimile: Name: Title:

S - 3 [SIGNATURE PAGE TO AMENDED AND RESTATED LOAN AGREEMENT] LENDERS: Address : SAGARD CREDIT PARTNERS, LP, by its general partner, Sagard Credit Partners GP, Inc., as a Lender Sagard Credit Partners, LP 161 Bay Street, Suite 5000, M5J 2S1 Toronto, ON By: N a me: Title: Attention: By: Email: legal@sagardholdings.com Name: Title: Signed in Toronto, Ontario 30135002.5

30135002.5 S - 4 [SIGNATURE PAGE TO AMENDED AND RESTATED LOAN AGREEMENT] Address: LVS III SPE XV LP, as a Lender By: N a me: Title: Attention: By: Facsimile: N a me: Title: Address: TOCU XVII LLC, as a Lender By: N a me: Title: Attention: By: Facsimile: N a me: Title: Address: HVS XVI LLC, as a Lender By: N a me: Title: Attention: By: Facsimile: N a me: Title:

30135002.5 S - 5 [SIGNATURE PAGE TO AMENDED AND RESTATED LOAN AGREEMENT] Address: OC II LVS XIV LP, as a Lender By: N a me: Title: Attention: By: Facsimile: N a me: Title:

3 01 6 71 3 7 .2 LEGAL_1:61538669.10 SCHEDULE “B” BACKSTOP AGREEMENT

BACKSTOP COMMITMENT LETTER July 8, 2020 PRIVATE & CONFIDENTIAL Just Energy Group Inc. 100 King Street West, Suite 2630 Toronto, Ontario M5X 1E1 Dear Sirs/Mesdames: Just Energy Group Inc . (“ Just Energy ” or the “ Company ”) has advised each of the signatories to this backstop commitment letter (together with all schedules hereto, the “ Backstop Commitment Letter ”) on the date hereof (the “ Initial Backstop Parties ” and each an “ Initial Backstop Party ” ; and collectively, the Initial Backstop Parties and the Additional Backstop Parties (as defined herein), the “ Backstop Parties ” and each a “ Backstop Party ”) that the Company intends to effect certain recapitalization transactions involving the Company and its Affiliates (collectively, the “ Just Energy Entities ” and each a “ Just Energy Entity ”) to be implemented pursuant to a plan of arrangement under the Canada Business Corporations Act (the “ CBCA ”) (as the same may be amended and in effect from time to time, the “ CBCA Plan ”), pursuant to which, among other things, Eligible Securityholders (as defined herein), including certain Backstop Parties, will have an opportunity to subscribe for and receive common shares of the Company (the “ New Equity Subscription Shares ”) issuable pursuant to the CBCA Plan for aggregate consideration of C $ 100 , 000 , 000 (the “ New Equity Offering ”), on the terms described herein and in the recapitalization term sheet attached as Schedule “A” to this Backstop Commitment Letter (as the same may be amended and in effect from time to time, the “ Term Sheet ”) . Just Energy and the Backstop Parties are collectively referred to herein as the “ Parties ” and each (including each Backstop Party, individually) is a “ Party ” . All references to “ Recapitalization Transaction ” shall collectively refer to those transactions contemplated herein and by the CBCA Plan and the Term Sheet and in all documents and agreements contemplated by any of the foregoing (collectively, the “ Transaction Documents ”) . This Backstop Commitment Letter confirms the understanding and agreement among the Parties with respect to the matters addressed herein . 1. Definitions In this Backstop Commitment Letter, capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Schedule “B” . 2. Commitments Each Backstop Party confirms by this Backstop Commitment Letter its several and not joint commitment to the Company to, pursuant to the CBCA Plan (without duplication) :

- 2 - (a) subscribe for and receive its New Equity Subscription at the price of C $ 3 . 412 per common share to be set forth or referred to in the CBCA Plan and in accordance with the terms of the New Equity Offering and the New Equity Offering Documentation ; (b) subscribe for and receive its Backstop Commitment Pro Rata Share of the Unsubscribed Shares (the commitments under this subsection (b), the “ Primary Commitments ”) ; and (c) subscribe for and receive its Backstop Commitment Pro Rata Share of New Equity Subscription Shares arising from any event where an Eligible Securityholder subscribes for any portion of the New Equity Subscription Shares and fails to fulfill its subscription obligations by the New Equity Subscription Funding Deadline (the “ Defaulted Subscription Shares ”, and together the Unsubscribed Shares and the Defaulted Subscription Shares, the “ Backstopped Shares ”) (the commitments under this subsection (c), the “ Secondary Commitments ” and, together the Primary Commitments and the Secondary Commitments, the “ Commitments ”), and, in the case of (b) and (c) above, at a price of US $ 2 . 49 per common share (the “ Subscription Price ”) and upon the terms and subject to the conditions set forth or referred to in this Backstop Commitment Letter and the New Equity Offering Documentation and, in each case, subject to the terms of the CBCA Plan and the issuance of the Final Order . To the extent that the aggregate amount of the Primary Commitments and the Secondary Commitments of the Backstop Parties is less than the Minimum Commitment Amount, the Company hereby agrees to issue to the Backstop Parties the Additional Subscription Shares pursuant to the CBCA Plan and each Backstop Party hereby confirms by this Backstop Commitment Letter its several and not joint commitment to the Company to, pursuant to the CBCA Plan (without duplication), subscribe for and receive its Backstop Commitment Pro Rata Share of the Additional Subscription Shares (the subscriptions under this paragraph, the “ Additional Subscriptions ”), at the Subscription Price and upon the terms and subject to the conditions set forth or referred to in this Backstop Commitment Letter and the New Equity Offering Documentation and subject to the terms of the CBCA Plan and the issuance of the Final Order . The rights and obligations of each Backstop Party under this Backstop Commitment Letter shall be several and not joint, and no failure by any Backstop Party to comply with any of its obligations under this Backstop Commitment Letter shall impose any additional obligations upon or prejudice the rights of any other Backstop Party ; provided that, each such Backstop Party shall only be responsible for its specific Commitments and Additional Subscriptions as set out herein, unless otherwise agreed by such Backstop Party . In the event a Backstop Party fails to fund any of its Commitments, its Additional Subscriptions or its New Equity Subscription in accordance with this Backstop Commitment Letter and the New Equity Offering Documentation (a “ Defaulting Backstop Party ”), then each non - Defaulting Backstop Party shall have the right, but not the obligation, within one (1) Business Day after receipt of written notice from the Company to all Backstop Parties of such default, to assume such

- 3 - Defaulting Backstop Party’s Commitments and Additional Subscriptions . If more than one (1) non - Defaulting Backstop Party elects to assume a Defaulting Backstop Party’s Commitments and Additional Subscriptions, the New Common Shares underlying such Commitments and Additional Subscriptions shall be allocated among such non - Defaulting Backstop Parties based on their respective Backstop Commitment Pro Rata Share (calculated without including the Backstop Commitment Allocation of the Defaulting Backstop Party) . If any Commitments of a Backstop Party have not been funded in full by the Implementation Date, (i) all Commitments, Additional Subscriptions and New Equity Subscriptions made hereunder and under the New Equity Offering Documentation, as applicable, shall be null and void and of no further force and effect, (ii) all amounts held in escrow shall be returned to the Eligible Securityholders in accordance with the terms of the Escrow Agreement or other escrow arrangements agreed to by the Company, and (iii) this Backstop Commitment Letter shall automatically terminate . If any Additional Subscriptions have not been funded in full by the Implementation Date, (A) the Company shall be permitted to implement the CBCA Plan without such unfunded Additional Subscriptions, and (B) all Backstop Parties shall remain bound by this Backstop Commitment Letter and the CBCA Plan and obligated to perform all of their respective obligations arising hereunder and thereunder . It is further hereby acknowledged and agreed that any Defaulting Backstop Party shall be liable for its breach of the terms contained herein and remain bound by this Backstop Commitment Letter and the Transaction Documents and obligated to perform all of its obligations arising hereunder and thereunder . Each Backstop Party may, in its sole discretion, designate (x) one (1) or more of its Affiliates to perform its obligations hereunder and/or (y) that some or all of the New Common Shares it is entitled to receive pursuant to the CBCA Plan and this Backstop Commitment Letter be issued in the name of and delivered to one (1) or more of its Affiliates, subject to compliance with all applicable Securities Laws to the satisfaction of the Company, acting reasonably, and provided that such designation will not relieve such Backstop Party of any of its obligations under this Backstop Commitment Letter and the Transaction Documents . For the avoidance of doubt, no Backstop Party shall be compelled or required, absent its prior written consent, to purchase the Backstopped Shares, Additional Subscription Shares and New Equity Subscription Shares of any Defaulting Backstop Party or to otherwise increase its Commitments and Additional Subscriptions hereunder . 3. Representations and Warranties of the Parties Each of the Parties hereby represents and warrants, severally and not jointly, to each other Party (and acknowledges that each other Party is relying upon such representations and warranties) that, as of the date hereof and as of the Implementation Date : (a) this Backstop Commitment Letter has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other Parties hereto, this Backstop Commitment Letter constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar laws of general application affecting creditors’ rights generally and equitable principles relating to enforceability ;

- 4 - (b) it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority, other than in respect of the CBCA Plan, the Preliminary Interim Order, the Interim Order, the Final Order, and the filing of articles of arrangement giving effect to the CBCA Plan under the CBCA, to execute and deliver this Backstop Commitment Letter and to perform its obligations hereunder and consummate the Recapitalization Transaction and the agreements contemplated thereby ; (c) it : (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Backstop Commitment Letter, (ii) has conducted its own analysis and made its own decision to enter into this Backstop Commitment Letter and has obtained such independent advice in this regard as it deemed appropriate, and (iii) has not relied on such analysis or decision of any Person other than its own independent advisors ; (d) the execution and delivery of this Backstop Commitment Letter by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any judgment, writ, order, notice, decree, statute, Law, ordinance, rule or regulation applicable to it, or any of its properties or assets, (other than, in respect of any Initial Backstop Party, any competition, antitrust, foreign investment review, or Federal Energy Regulatory Commission or similar provincial or state regulatory commission filings or approvals, or any of the foregoing relating to the business conducted by or any licences, permits or approvals held by the Just Energy Entities (collectively, the “ Specified Matters ”)) and will not result (with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, by - laws or other constating documents ; (e) the execution and delivery of this Backstop Commitment Letter by it, the completion by it of its obligations hereunder and the consummation by it of the transactions contemplated herein, do not and will not require any consent or approval or other action, with or by, any Governmental Entity, other than those required by the TSX and the NYSE, the issuance of the Final Order and, in the case of the Initial Backstop Parties, with respect to the Specified Matters ; and (f) there is not, as of the date hereof, pending or, to its knowledge, threatened against it or any of its properties, nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any court, regulatory body, tribunal, agency, Governmental Entity or legislative body that, would prevent it from executing and delivering this Backstop Commitment Letter, performing its obligations hereunder and consummating the transactions and agreements contemplated by this Backstop Commitment Letter .

- 5 - 4. Representations and Warranties of the Company The Company hereby represents and warrants to each Backstop Party (and the Company acknowledges that each Backstop Party is relying upon such representations and warranties) that as of the date hereof and as of the Implementation Date : (a) the authorized capital of the Company consists of (i) an unlimited number of common shares, of which 151 , 640 , 574 common shares are issued and outstanding as of the date of this Backstop Commitment Letter, and (ii) 50 , 000 , 000 of preferred shares, of which 4 , 662 , 165 preferred shares are issued and outstanding as of the date of this Backstop Commitment Letter . Other than as contemplated in the CBCA Plan or except as otherwise disclosed in writing by the Company to the Initial Backstop Parties on or prior to the entering into of this Backstop Commitment Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company of any common shares, preferred shares or other securities of the Company ; (b) the New Common Shares shall be, as of the Implementation Date, duly authorized and will be issued as fully paid and non - assessable common shares in the capital of the Company and freely tradeable in Canada ; (c) before such time as the New Common Shares shall be issued, all necessary documents will have been filed and other necessary steps taken to permit the distribution and issuance of the New Common Shares, as applicable, under Canadian Securities Laws and U . S . Securities Laws ; (d) except as otherwise disclosed in writing by the Company to the Initial Backstop Parties on or prior to the entering into of this Backstop Commitment Letter, the execution and delivery of this Backstop Commitment Letter by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not : (i) result (including with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under any material agreement to which the Company is a party or by which any of its assets or property may be bound ; or ( ii) result (including with due notice or the passage of time or both) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under any material license, permit, approval, consent, certificate, registration or authorization held by the Company and necessary to carry on the Company’s business or to own or lease any of the material property or assets utilized by the Company ; (e) as of the date hereof, no order halting or suspending trading in securities of the Just Energy Entities or prohibiting the sale of the New Common Shares has been issued

- 6 - to and is outstanding against any of the Just Energy Entities, and, to the Company’s knowledge, no investigations or proceedings for such purpose are pending or threatened ; (f) the representations and warranties of the Company in the Support Agreement are true and correct ; provided that, this representation is made solely to the Initial Backstop Parties who are parties to this Backstop Commitment Letter on the date hereof ; and (g) the Company is a reporting issuer in good standing in all provinces and territories of Canada and is in compliance in all material respects with all applicable, and is not in default of any, requirements of applicable Securities Laws . The common shares of the Company are listed on the TSX and the NYSE and the Company is in compliance in all material respects with all applicable rules of such exchanges except as has been publicly disclosed . Since January 1 , 2019 , all documents required to be filed under applicable Securities Laws have been filed and, except as disclosed in writing by the Company to the Initial Backstop Parties on or before the date hereof, such documents at the time of filing thereof did not contain any misrepresentations . The Company has not filed any material change report or similar document with any securities regulatory authority (including the TSX and NYSE) on a confidential basis that has not since been publicly disclosed . 5. Representations, Warranties and Covenants of the Backstop Parties Each Backstop Party hereby represents, warrants and covenants, severally and not jointly, to the Company (and acknowledges that the Company is relying upon such representations and warranties) that as of the date hereof and as of the Implementation Date : (a) it is the sole beneficial owner of : (i) Debt in the principal amount(s) set forth on Exhibit “A” to its signature page hereto (together with all obligations owing in respect thereof, including accrued and unpaid interest and any other amount entitled to be claimed in respect of thereof pursuant to the Debt Documents or otherwise), and no other Debt, and (ii) that number of Shares set forth on Exhibit “A” to its signature page hereto, and no other Shares ; (b) it is an “accredited investor”, as such term is defined in NI 45 - 106 and it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45 - 106 ; (c) it is either : (x) outside the United States, is not a U . S . person within the meaning of Regulation S under the U . S . Securities Act, and covenants and agrees that it will not assign its rights to receive New Common Shares or direct the delivery of New Common Shares to any Affiliate that is in the United States or that is a U . S . person, or (y) it and any Affiliate to which it assigns its rights to receive New Common Shares or directs the delivery of New Common Shares : (i) is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act, has such

- 7 - knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the New Common Shares, it is able to bear the economic risk of loss of its entire investment, and it has had access to all information and materials it has requested about the Company in order to make its investment decision, (ii) will be acquiring the New Common Shares pursuant to this Backstop Commitment Letter as principal for its own account and not with a view to distributing, reselling or otherwise disposing of such New Common Shares, (iii) understands that the New Common Shares it acquires pursuant to this Backstop Commitment Letter will be “restricted securities” within the meaning of Rule 144 under the U . S . Securities Act and have not been and will not be registered under the U . S . Securities Act, or the securities laws of any state of the United States and that the sale of New Common Shares contemplated by this Backstop Commitment Letter will be made in reliance on an exemption from such registration requirements, and (iv) if in the future it decides to offer, resell, pledge or otherwise transfer any of the New Common Shares acquired pursuant to this Backstop Commitment Letter, such New Common Shares may be offered, sold, pledged or otherwise transferred only : (A) to the Company, (B) outside the United States in accordance with Rule 903 or 904 of Regulation S, (C) in the United States in accordance with Rule 144 or Rule 144 A under the U . S . Securities Act, if available, and in compliance with any applicable state securities laws, or (D) in another transaction that does not require registration under the U . S . Securities Act or any applicable state securities laws of the United States, and that the New Common Shares may bear a restrictive legend to that effect ; (d) it is located and resident in the jurisdiction indicated on its signature page hereto; (e) it has and will have at all relevant times, the financial ability and sufficient funds to acquire the New Common Shares it is required to acquire under this Backstop Commitment Letter, the availability of such funds will not be subject to the consent, approval or authorization of any Person or the availability of any financing ; and (f) to the best of its knowledge, the funds representing the aggregate Subscription Price for the New Common Shares purchased by it pursuant to this Backstop Commitment Letter and the aggregate amounts which will be paid to the Company hereunder : (i) do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “ PCMLTFA ”), and (ii) have not been and will not be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction . It acknowledges and agrees that the Company may be required by Law to provide disclosure pursuant to the PCMLTFA . The funds representing payment of the amounts to be advanced by it hereunder will not represent proceeds of crime for the purposes of the U . S . Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “ PATRIOT Act ”), and it acknowledges that the Company may in the future be required by law to disclose its name and other information relating to this Backstop Commitment Letter and the amounts payable

- 8 - by it to the Company hereunder, on a confidential basis, pursuant to the PATRIOT Act . No portion of the funds representing payment of the amounts to be advanced by it hereunder (A) has been or will be, to its knowledge, derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (B) is being tendered on behalf of a Person or entity who has not been identified to or by it, and it shall promptly notify the Company if it discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith . 6. Covenants In consideration of each Backstop Party making its Commitments, purchasing its New Equity Subscription Shares and Additional Subscriptions as set forth in this Backstop Commitment Letter, the Company hereby covenants and agrees : (a) to (i) consult with and obtain the approval of the Initial Backstop Parties with respect to all material steps required in connection with the New Equity Offering, (ii) prepare and, as soon as reasonably possible following the applicable record date(s) for the New Equity Offering, file with the applicable Canadian Securities Commissions the management information circular related to the CBCA Plan and the New Equity Offering, (iii) permit the Initial Backstop Parties to review and comment on all material drafts of the management information circular and F - 7 registration statement relating to the New Equity Offering, and (iv) permit the Initial Backstop Parties to conduct all diligence activities they may reasonably request from time to time ; (b) to take any and all commercially reasonable and appropriate actions in furtherance of the New Equity Offering, as contemplated under this Backstop Commitment Letter, and not take any action (or inaction) that is materially inconsistent with the terms of this Backstop Commitment Letter ; (c) to negotiate in good faith all New Equity Offering Documentation with the Initial Backstop Parties on terms consistent with this Backstop Commitment Letter ; (d) from the date hereof through the earlier of the Implementation Date and termination of this Backstop Commitment Letter, to promptly notify the Backstop Parties, in writing, of receipt of any notice, demand, request or inquiry by any Governmental Entity concerning the New Equity Offering or the transactions contemplated hereby or the issuance by any Governmental Entity of any cease trading or similar order or ruling relating to any securities of the Just Energy Entities ; (e) to take all action as may be necessary so that the New Equity Offering and the other transactions contemplated in this Backstop Commitment Letter will be effected in accordance with applicable Laws ;

- 9 - (f) to prepare and, as soon as reasonably possible in any event prior to the applicable record date determining eligibility to participate in the New Equity Offering, file with the U . S . Securities Commission a registration statement on Form F - 7 related to the New Common Shares issued pursuant to the CBCA Plan, excluding the Commitment Fee Shares, the Funding Fee Shares and the Additional Subscription Shares, so that such New Common Shares will be registered under the U . S . Securities Act ; (g) to execute any and all documents and perform (or cause its agents and advisors to perform) any and all commercially reasonable acts required in connection with this Backstop Commitment Letter ; (h) to use commercially reasonable efforts to obtain all required regulatory approvals, and material third - party consents and approvals as may be required in connection with the New Equity Offering and the transactions contemplated hereby ; and ( i) to promptly notify the Backstop Parties of (i) any event, condition, or development that has resulted in the inaccuracy in a material respect or material breach of any representation or warranty, covenant or agreement contained in this Backstop Commitment Letter, or (ii) any material adverse change occurring from and after the date hereof in the assets, liabilities (contingent or otherwise), business, affairs, operations, financial condition or capital of the Company and its subsidiaries (taken as a whole) . 7. Regulatory Matters (a) Just Energy and the Initial Backstop Parties, each acting reasonably, shall jointly determine, on a date that is not later than seventeen (17) days following the date that the Company first publicly announces the Recapitalization Transaction (the “ Determination Date ”), whether it is necessary or advisable that a filing be made pursuant to the Competition Act in connection with the entering into and performance of transactions contemplated by this Backstop Commitment Letter . In the event a joint determination is made that it is necessary or advisable to make a filing pursuant to the Competition Act, within five (5) Business Days thereafter, Just Energy and the Initial Backstop Parties, shall, as applicable, prepare and file a request for an advance ruling certificate under the Competition Act or, in the alternative, a no action letter with the Commissioner, and if Just Energy and the Initial Backstop Parties jointly determine it is advisable, make a Competition Act pre - merger notification filing . On a date that is on or prior to the Determination Date, Just Energy and the Initial Backstop Parties, each acting reasonably, shall also jointly determine whether any other filings under any other antitrust Law are required or advisable and if so, shall proceed to make any such filings on an expeditious basis . Just Energy shall be responsible for the payment of any filing fees required to be paid in connection with any filing made under the Competition Act or under any other antitrust Law .

- 10 - (b) Just Energy and the Initial Backstop Parties shall, from and after the date hereof, work together to determine whether any material licenses, permits or approvals required from any Governmental Entity or under any applicable laws relating to the business and operations of the Company that would be required to be obtained in order to permit Just Energy and the Initial Backstop Parties to perform their obligations hereunder and the issuing, acquisition and holding of the New Common Shares . In the event any such determination is made, Just Energy and the Initial Backstop Parties shall use commercially reasonable efforts to obtain any such licenses, permits or approvals as soon as reasonably practicable . (c) Just Energy and the Initial Backstop Parties shall use their reasonable efforts to obtain any comfort under the Competition Act and any other antitrust Law . In connection with seeking any approvals from any Governmental Entities referred to in (a) and (b) above, Just Energy and the Initial Backstop Parties shall cooperate with each other and keep each other informed of any material communications with Governmental Entities . For greater certainty, in connection with compliance with the Competition Act and obtaining such comfort from the Commissioner and in connection with seeking any such other approvals, reasonable efforts shall not include Just Energy or the Initial Backstop Parties having to undertake any divestiture of any business or business segment of Just Energy or the Initial Backstop Parties, or agreeing to any material operating restrictions related thereto or incurring any material expenditure(s) related therewith . 8. Conditions to Backstop Parties’ Commitments and Additional Subscriptions Notwithstanding anything to the contrary contained in this Backstop Commitment Letter and without limiting any other rights of the Backstop Parties hereunder, each Backstop Party’s obligation to fulfill its Commitments, New Equity Subscriptions and Additional Subscriptions and consummate the transactions contemplated hereby shall be subject to the satisfaction of the following conditions, each of which is for the benefit of the Backstop Parties and may be waived, in whole or in part, by the Initial Backstop Parties (provided that such conditions shall not be enforceable by a Backstop Party if any failure to satisfy such conditions results from a breach of this Backstop Commitment Letter by such Backstop Party) : (a) the Company shall have executed this Backstop Commitment Letter and delivered its signature page to each Backstop Party ; (b) the representations and warranties of the Company set forth in this Backstop Commitment Letter shall be true and correct in all material respects, except that representations and warranties given as of a specified date shall be true and correct in all material respects as of such date ; (c) the Company shall have complied in all material respects with each covenant and obligation in this Backstop Commitment Letter and the New Equity Offering Documentation ;

- 11 - (d) the Company shall not have issued any common shares, preferred shares or other securities of the Company, or incurred any new debt obligations, except as provided for in the CBCA Plan ; (e) there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made by any Governmental Entity, and no action or investigation shall have been announced or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction, including relating to the halting (other than in respect of a temporary halt pending the announcement of news of the Recapitalization Transaction) or suspension of trading in securities of the Just Energy Entities or the prohibition of the sale of the New Common Shares, that restrains or prohibits (or if granted could reasonably be expected to restrain or inhibit) the transactions contemplated hereby, the New Equity Offering or any material part thereof or requires or purports to require a material variation of the transactions contemplated hereby or the New Equity Offering ; (f) the Company will have made and/or obtained all necessary filings, approvals, orders, rulings and consents of the TSX, the NYSE and all other Governmental Entities and any other person required in connection with the New Equity Offering or the transactions contemplated hereby, including the listing and posting for trading on the TSX and NYSE of the New Common Shares ; (g) all necessary filings, approvals, orders, rulings and consents of all applicable Governmental Entities in respect of the Specified Matters required in connection with the New Equity Offering or the transactions contemplated hereby which are required to be made or obtained by each Backstop Party will have been made and/or obtained ; (h) the Company shall have provided the Initial Backstop Parties with : (i) on the Escrow Deadline, a certificate signed by an officer of the Company certifying compliance with the terms of this Section 8 as of the Escrow Deadline (to the extent such conditions are capable of being satisfied on or before the Escrow Deadline), and (ii) on the Implementation Date, a certificate signed by an officer of the Company certifying compliance with the terms of this Section 8 as of the Implementation Date ; and ( i) all conditions set forth in the CBCA Plan (including the issuance of the Final Order providing for, among other things, the comprehensive releases set forth in the Term Sheet) and the Support Agreement shall have been satisfied or will be satisfied concurrently with the closing of the transactions contemplated therein and herein and the CBCA Plan shall be effective as of the closing of the New Equity Offering .

- 12 - 9. Fees In consideration of the execution and delivery of this Backstop Commitment Letter: (a) the Company agrees to pay to the Initial Backstop Parties, in the aggregate, a non - refundable cash commitment fee (the “ Commitment Fee ”) in an amount equal to US $ 2 , 190 , 000 , which Commitment Fee shall be fully earned on and payable to each Initial Backstop Party on the Implementation Date ; provided that, such Initial Backstop Party has funded its Commitments and Additional Subscriptions in accordance with the terms hereof . The Commitment Fee shall be payable to the Initial Backstop Parties in cash in immediately available funds ; provided, however, that, pursuant to the CBCA Plan, the Commitment Fee shall be irrevocably applied on the Implementation Date by the Initial Backstop Parties to purchase the Commitment Fee Shares and each Initial Backstop Party shall receive its Initial Backstop Commitment Pro Rata Share of the Commitment Fee Shares . Notwithstanding the foregoing, in the event the Company exercises its rights under Section 15 (a) hereof to assign the rights and obligations of the Initial Backstop Parties under this Backstop Commitment Letter, the Initial Backstop Parties shall nonetheless remain entitled to be paid the full amount of the Commitment Fee by the Company in the manner contemplated herein ; and (b) the Company agrees to pay to the Backstop Parties, in the aggregate, a non - refundable cash funding fee (the “ Funding Fee ”) in an amount equal to US $ 2 , 920 , 000 , which Funding Fee shall be fully earned on and payable to each Backstop Party on the Implementation Date ; provided that, such Backstop Party has funded its Commitments and Additional Subscriptions in accordance with the terms hereof . The Funding Fee shall be payable to the Backstop Parties in cash in immediately available funds ; provided, however, that, pursuant to the CBCA Plan, the Funding Fee shall be irrevocably applied on the Implementation Date by the Backstop Parties to purchase the Funding Fee Shares and each Backstop Party shall receive its Backstop Commitment Pro Rata Share of the Funding Fee Shares . 10. Funding Procedures (a) As soon as practicable, and in any event within three (3) Business Days following the New Equity Subscription Deadline, the Company shall provide written notice to each Backstop Party setting forth the number of Unsubscribed Shares . (b) Each Backstop Party shall fund its New Equity Subscription by the New Equity Subscription Funding Deadline in accordance with the New Equity Offering Documentation . (c) As soon as practicable, and in any event within five (5) Business Days following the New Equity Subscription Funding Deadline, the Company shall provide written notice to each Backstop Party setting forth the Company’s calculation of : (i) the number of Backstopped Shares, (ii) the New Equity Subscription Shares subscribed

- 13 - for and funded by Eligible Securityholders in the New Equity Offering, (iii) such Backstop Party’s Commitments and Additional Subscriptions, and (iv) wire transfer instructions for an escrow account in accordance with the Escrow Agreement or other escrow arrangements to be agreed by the Company and the Initial Backstop Parties, each acting reasonably (the “ New Equity Offering Escrow Account ”) . (d) By no later than the Escrow Deadline, each Backstop Party shall deposit cash in an aggregate amount equal to its Commitments and Additional Subscriptions in immediately available funds in the New Equity Offering Escrow Account based on the Subscription Price, in accordance with the terms hereof and the New Equity Offering Documentation . Notwithstanding that the New Equity Offering is denominated in Canadian Dollars, the Company hereby directs each Backstop Party to pay its Commitments and Additional Subscriptions to the Company in US Dollars, based upon the FX Rate and the Subscription Price per common share of the Company as set forth herein . The maximum amount of the Commitments hereunder by the Backstop Parties shall not exceed US $ 73 , 000 , 000 . 11. Expiration of Commitments Each Backstop Party hereby agrees to hold its Commitments available for the Company until, and this Backstop Commitment Letter shall (subject to Section 16 ) terminate on, the earliest of (a) the Implementation Date, (b) the termination of this Backstop Commitment Letter in accordance with Section 13 upon the occurrence of any of the events contained Section 13 , (c) the termination of this Backstop Commitment Letter pursuant to Section 2 , (d) the termination of this Backstop Commitment Letter pursuant to Section 15 (a) and (e) the Outside Date . 12. Approval, Consent, Waiver, Amendment of or by Backstop Parties Except as may be otherwise specifically provided for under this Backstop Commitment Letter, where this Backstop Commitment Letter provides that a matter shall have been approved, agreed to, consented to, waived or amended by the Initial Backstop Parties or the Backstop Parties, or that a matter must be satisfactory or acceptable to the Initial Backstop Parties or the Backstop Parties, such approval, agreement, consent, waiver, amendment, satisfaction, acceptance or other action shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this Backstop Commitment Letter, where each Initial Backstop Party shall have confirmed their approval, consent, waiver, amendment, satisfaction or acceptance, as the case may be, to the Company or to any other Initial Backstop Party, in which latter case, such Initial Backstop Party shall communicate any such approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action to the Company for purposes of this Backstop Commitment Letter and the terms and conditions hereof . The Company shall be entitled to rely on any such confirmation of approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action communicated to the Company by the Initial Backstop Parties without any obligation to inquire into any Initial Backstop Party’s authority to do so on behalf of any other Backstop Party (other than another Initial Backstop Party), as applicable, and such communication shall be effective for all purposes of this Backstop Commitment Letter and the terms and conditions hereof . For the

- 14 - avoidance of doubt, this Section 12 shall apply to the Initial Backstop Parties’ right to terminate this Backstop Commitment Letter pursuant to Section 13 hereof . Any amendment to this Section 12 , to the definition of the terms “Initial Backstop Party”, “Backstop Party” or “Outside Date” used in this Backstop Commitment Letter, or to the last sentence of Section 2 , shall require the prior written consent of each Backstop Party ; and provided, further, that any amendment to this Backstop Commitment Letter that would materially and adversely affect any Backstop Party compared to any other Backstop Party shall require the prior written consent of the adversely affected Backstop Party . 13. Backstop Party Termination Events This Backstop Commitment Letter may be terminated by the Initial Backstop Parties by the delivery to the Company of a written notice in accordance with Section 20 (n) hereof, upon the occurrence and during the continuation of any of the following events : (a) the occurrence of a material breach of this Backstop Commitment Letter by the Company that, if capable of being cured, is not cured within five (5) Business Days (or such shorter period prior to the Implementation Date) after receipt of written notice of such failure or default ; (b) the breach of any representation, warranty or covenant of the Company made in this Backstop Commitment Letter that could reasonably be expected to have a material adverse impact on the transactions contemplated hereby, the Recapitalization Transaction or the consummation of the CBCA Plan that (if susceptible to cure) remains uncured within five (5) Business Days (or such shorter period prior to the Implementation Date) after the receipt by the Company of written notice of such breach ; (c) upon the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the transactions contemplated hereby, the Recapitalization Transaction or the CBCA Plan, which materially restrains, impedes or prohibits the transactions contemplated hereby, the Recapitalization Transaction or the CBCA Plan ; or (d) upon the termination of the Support Agreement. 14. Public Disclosure (a) All public announcements made in respect of the Recapitalization Transaction shall be made solely by the Company, provided that such public announcements shall be in form and substance acceptable to the Initial Backstop Parties and the Company, each acting reasonably . Notwithstanding the foregoing, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law . (b) Subject to the above, the Backstop Parties agree to the existence and factual details of this Backstop Commitment Letter being set out in any public disclosure made

- 15 - by the Company, including, without limitation, press releases and court materials, and to the filing of this Backstop Commitment Letter on SEDAR and/or EDGAR and with the court in connection with the CBCA Proceedings . (c) Except as required by applicable Law, the Company shall not without the prior written consent of the Initial Backstop Parties, specifically name the Initial Backstop Parties in any press release or other public announcement or statement or commentary or make any representation in relation thereto . 15. Assignment (a) On or before the date that is ten (10) days following the date that the Company first publicly announces the Recapitalization Transaction, the Company shall, on behalf of the Initial Backstop Parties, be permitted to sell, transfer, negotiate and assign all, but not less than all, of the rights and obligations of the Initial Backstop Parties under this Backstop Commitment Letter (other than the rights and obligations granted to the Initial Backstop Parties pursuant to Section 2 (a) and Section 9 (a) hereof) and all of the Commitments of such Initial Backstop Parties hereunder to one or more Persons (and, for greater certainty, each such Person shall be an “Initial Backstop Party” hereunder other than for the purposes of Section 2 (a) and Section 9 (a) hereof), but only if such Person has made a superior proposal to the Company in respect of the rights, obligations and Commitments under this Backstop Commitment Letter providing for the purchase of New Equity Subscription Shares for at least C $ 100 , 000 , 000 . For greater certainty, in the event the Company exercises its rights under this Section 15 (a) to assign all of the rights and obligations of the Initial Backstop Parties under this Backstop Commitment Letter : (i) the Initial Backstop Parties shall nonetheless remain entitled to be paid the full amount of the Commitment Fee by the Company in the manner contemplated herein ; and (ii) the Company may terminate this Backstop Commitment Letter if (x) the Company enters into a replacement agreement providing for the purchase of New Equity Subscription Shares for at least C $ 100 , 000 , 000 , and (y) the Company has made adequate arrangements so the payment of the Commitment Fee will occur on the closing of such replacement agreement . (b) On or before the date that is fifteen (15) days following the date that the Company first publicly announces the Recapitalization Transaction, the Company shall, on behalf of the Initial Backstop Parties, be permitted to sell, transfer, negotiate and assign the rights and obligations of the Initial Backstop Parties under this Backstop Commitment Letter in respect of up to 50 % of the Commitments of the Initial Backstop Parties hereunder (other than the rights and obligations granted to the Initial Backstop Parties pursuant to Section 2 (a) and Section 9 (a) hereof) to one or more Persons (in accordance with each Initial Backstop Party’s Initial Backstop Commitment Pro Rata Share), but only if each such Person has executed a Joinder hereto .

- 16 - (c) Other than as set forth herein, the Parties shall have no right to sell, transfer, negotiate or assign their rights and obligations hereunder and any such sale, transfer, negotiation or assignment shall be void ab initio . (d) Upon the closing of any sale, transfer, negotiation and assignment of Commitments permitted pursuant to this Section 15 , each Backstop Party that is a party hereto shall be automatically released from their rights and obligations under this Backstop Commitment Letter, but only to the extent of any such sale, transfer, negotiation or assignment, and each such Backstop Party’s Backstop Commitment Allocation set forth on Schedule “C” hereto shall be updated as required to reflect such sale, transfer, negotiation or assignment . 16. Survival The provisions of Sections 3 , 4 , 5 , 6 (h) , 6 (i) , 9 , 14 , 16 , 17 and 18 hereof will survive the expiration or termination of the Commitments or this Backstop Commitment Letter (including any extensions) and the consummation of the transactions contemplated hereby ; provided that, the provisions of Sections 3 , 4 , 5 , 6 (h), 6 (i) and 17 hereof shall only survive such expiration, termination or consummation until the date that is one (1) year from the date of such expiration, termination or consummation, as applicable ; provided further that, the provisions of Sections 6 (h) and 6 (i) hereof shall only survive with respect to any breach thereof by the Company that is not known by the Initial Backstop Parties as of the date of such consummation . 17. Indemnification (a) The Company agrees to indemnify and hold harmless each of the Backstop Parties and their respective affiliates and their respective present and former directors, officers, employees, agents and controlling persons (each such person, an “ Indemnified Party ”) to the extent fully permitted by law from and against any losses, claims, damages and liabilities, joint or several (collectively, the “ Damages ”), to which such Indemnified Party may become subject in connection with or otherwise relating to or arising from : ( i) any claims by a third party against an Indemnified Party in respect of the obligations of the Backstop Parties under this Backstop Commitment Letter ; ( ii) any misrepresentation or alleged misrepresentation in the circular issued with respect to the New Equity Offering, other than any misrepresentation or alleged misrepresentation relating to any information in such circular relating to the Backstop Parties approved in writing by the Backstop Parties for inclusion in such circular ; ( iii) any order made or inquiry, investigation or proceeding commenced by any Governmental Entity, based upon or relating to the New Equity Offering or the other transactions contemplated in this Backstop Commitment Letter or

- 17 - the CBCA Plan including, without limitation, any actions taken or statements made by or on behalf of the Company in connection with the New Equity Offering or the other transactions contemplated in this Backstop Commitment Letter or the CBCA Plan ; ( iv) the non - compliance or alleged non - compliance by the Company with any requirement of Securities Laws or any other applicable Laws in connection with the New Equity Offering or the other transactions contemplated in this Backstop Commitment Letter or the CBCA Plan, including the Company’s non - compliance with any statutory requirement to make any document available for inspection ; and (v) any material breach or default of or under any representation, warranty, covenant or agreement of the Company contained in this Backstop Commitment Letter, provided that, the applicable Backstop Party in respect of such Indemnified Party has not breached any of its representations, warranties, covenants or agreements contained in this Backstop Commitment Letter relating to the specific indemnification request hereunder, save and except for any breach by the applicable Backstop Party of Sections 2 or 10 hereof (collectively, the “ Indemnifiable Events ”) . (b) Subject to the proviso in Section 17 (a) , the Company will reimburse each Indemnified Party for all reasonable and documented (without detailed descriptions of services) fees and expenses (including the reasonable fees and expenses of counsel) (collectively, “ Expenses ”) as incurred in connection with investigating, preparing, pursuing or defending any threatened or pending claim, action, proceeding or investigation (collectively, the “ Proceeding ”) arising from an Indemnifiable Event, whether or not such Indemnified Party is a formal party to such Proceeding ; provided, that the Company will not be liable to any such Indemnified Party to the extent that any Damages are found in a final non - appealable judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or wilful misconduct of the Indemnified Party seeking indemnification hereunder . (c) If for any reason other than in accordance with this Backstop Commitment Letter, the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless in respect of an Indemnifiable Event, then the Company will contribute to the amount paid or payable by an Indemnified Party as a result of Damages (including all Expenses incurred) in respect of an Indemnifiable Event in such proportion as is appropriate to reflect the relative benefits to the Company on the one hand, and each Backstop Party and/or any other Indemnified Party on the other hand, in connection with the matters covered by this Backstop Commitment Letter or, if the foregoing allocation is not permitted by applicable Law, not only such relative benefits but also the relative faults of such

- 18 - parties as well as any relevant equitable considerations . Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents) on the one hand, or by the Backstop Parties, on the other hand . (d) The Company agrees not to enter into any waiver, release or settlement of any Proceeding (whether or not any Backstop Party or any other Indemnified Party is a formal party to such Proceeding) in respect of which indemnification may be sought hereunder without the prior written consent of the applicable Backstop Party (which consent will not be unreasonably withheld), unless such waiver, release or settlement (i) includes an unconditional release of such Backstop Party and each Indemnified Party from all liability arising out of such Proceeding and (ii) does not contain any factual or legal admission by or with respect to any Indemnified Party or any adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party . (e) The indemnity, reimbursement and contribution obligations of the Company hereunder will be in addition to any liability which the Company may have at common law or otherwise to any Indemnified Party and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party . 18. Withholding All amounts payable hereunder by the Company will be made without withholding or deduction of any taxes imposed by any Specified Tax Jurisdiction unless such withholding or deduction is required by Law in which case, subject to specified exceptions and limitations, the Company will be obligated to pay such additional amounts as may be necessary so that the net amount received by the Backstop Parties after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction . A payment of additional amounts shall not be required under this paragraph by reason of any withholding or deduction made on account of tax imposed by Canada, if such tax was imposed by reason of a Backstop Party not dealing at arm’s length with the Company for purposes of the Income Tax Act (Canada) . The Company will also pay any stamp or excise or property taxes imposed by any Specified Tax Jurisdiction . 19. Alternative Implementation Process Notwithstanding anything to the contrary herein, in the event that it is determined that the Recapitalization Transaction shall be implemented pursuant to an Alternative Implementation Process in accordance with the Support Agreement, (a) this Backstop Commitment Letter shall automatically terminate solely with respect to any Additional Backstop Parties and such Additional Backstop Parties shall be automatically released from their rights and obligations under this Backstop Commitment Letter (including, for greater certainty, any rights to receive New Common

- 19 - Shares and any fees payable hereunder) ; and (b) the equity funding commitment of the Initial Backstop Parties contained in this Backstop Commitment Letter shall remain in full force and effect in an Alternative Implementation Process, with all necessary modifications, provided that all conditions in this Backstop Commitment Letter and the Support Agreement are satisfied (other than the completion of the CBCA Plan and such other conditions that may be inapplicable to the Alternative Implementation Process) and that the structure, terms and conditions of the Alternative Implementation Process and the transactions consummated therein are acceptable to the Initial Backstop Parties, in their reasonable discretion . 20. Miscellaneous (a) The headings in this Backstop Commitment Letter are for reference only and shall not affect the meaning or interpretation of this Backstop Commitment Letter . (b) Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders . (c) Unless otherwise specifically indicated, (i) all sums of money referred to in this Backstop Commitment Letter are expressed in Canadian Dollars, and (ii) all conversions or adjustments as between US Dollars and Canadian Dollars set forth or otherwise required herein shall be calculated using the FX Rate . (d) This Backstop Commitment Letter (including the schedules attached hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof ; provided, however, that this Backstop Commitment Letter does not alter or supersede any confidentiality or non - disclosure agreement between the Company and any of the Backstop Parties and/or the Advisors . (e) The Company acknowledges and agrees that any waiver or consent that the Backstop Parties may make on or after the date hereof has been made by the Backstop Parties, as the case may be, in reliance upon, and in consideration for, the covenants, agreements, representations and warranties set forth herein . (f) No Party shall have any responsibility by virtue of this Backstop Commitment Letter for any trading by any other entity . No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Backstop Commitment Letter . (g) The Company acknowledges and each Backstop Party confirms that it has independently participated in the negotiation of the transactions contemplated under this Backstop Commitment Letter with the advice of counsel and advisors . (h) It is understood and agreed that none of the Backstop Parties has any duty of trust or confidence in any form with any other Party or any creditors or other stakeholders of any Just Energy Entity and, except as expressly provided in this Backstop Commitment Letter, there are no agreements, commitments or

- 20 - undertakings by, among or between any of them with respect to the subject matter hereof. ( i) The agreements, representations and obligations of the Backstop Parties under this Backstop Commitment Letter are, in all respects, several and not joint and several. ( j) Except as explicitly provided for herein, and notwithstanding any termination of this Backstop Commitment Letter, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of any Backstop Party or the Company to protect and preserve its rights, remedies and interests (including, with respect to the Backstop Parties, their claims against the Just Energy Entities), and each Party fully reserves any and all of its rights . Nothing herein shall be deemed an admission of any kind . (k) No director, officer or employee of any Just Energy Entity or any of its legal, financial or other advisors shall have any personal liability to any of the Backstop Parties under this Backstop Commitment Letter . No director, officer or employee of any of the Backstop Parties, the Advisors or any of their legal, financial or other advisors shall have any personal liability to any Just Energy Entities under this Backstop Commitment Letter . ( l) This Backstop Commitment Letter may be modified, amended, supplemented, or waived as to any matter by an instrument in writing signed by the Company and the Initial Backstop Parties (as determined in accordance with Sec tion 12 hereof) . (m) Any date, time or period referred to in this Backstop Commitment Letter shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence . (n) All notices, requests, consents and other communications hereunder to any Party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by internationally recognized overnight courier or email . All notices required or permitted hereunder shall be deemed effectively given : (i) upon personal delivery to the Party to be notified, (ii) when sent by email if sent during normal business hours of the recipient, and if not, then on the next Business Day of the recipient, or (iii) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt . All deliveries required or permitted hereunder shall be deemed effectively made : (A) upon personal delivery to the Party receiving the delivery, (B) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt, or (C) upon receipt of delivery in accordance with instructions given by the Party receiving the delivery . Any Party may change the address to which notice should be given to such Party by providing written notice to the other Parties hereto of such change . The address for each of the Parties shall be as follows :

- 21 -

(i) If to the Company, at:

Just Energy Group Inc.
100 King Street West, Suite 2630
Toronto, Ontario M5X 1E1

Attention: Jonah Davids
Email: jdavids@justenergy.com

With a required copy (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
100 King Street West, Suite 6200
Toronto, Ontario M5X 1B8
Attention: Marc Wasserman & Michael De Lellis

Email: mwasserman@osler.com
mdelellis@osler.com

(ii) If to the Initial Backstop Parties, at:

the address set forth for each Initial Backstop Party on its signature page hereto, with a required copy (which shall not be deemed notice) to:

Torys LLP
79 Wellington St., 30th Floor
Toronto, Ontario M5K 1N2

Attention: Tony DeMarinis
Email: tdemarinis@torys.com

(o) If any term or other provision of this Backstop Commitment Letter is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Backstop Commitment Letter shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Backstop Commitment Letter so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Backstop Commitment Letter remain as originally contemplated to the fullest extent possible.

(p) The provisions of this Backstop Commitment Letter shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Backstop Commitment Letter

- 22 - without the prior written consent of the other Parties hereto, except as set forth and to the extent permitted in Sec tion 15 hereof. (q) This Backstop Commitment Letter is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law . Each Party submits to the jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Backstop Commitment Letter . The Parties shall not raise any objection to the venue of any proceedings in such court, including the objection that the proceedings have been brought in an inconvenient forum . (r) It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Backstop Commitment Letter by any Party and each non - breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder . (s) The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Backstop Commitment Letter or any of the transactions contemplated by this Backstop Commitment Letter, present or future, and whether in contract, tort or otherwise . Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Backstop Commitment Letter or any of the transactions contemplated by this Backstop Commitment Letter shall instead be tried by a judge or judges sitting without a jury . ( t) Unless expressly stated herein, this Backstop Commitment Letter shall be solely for the benefit of the Parties, and no other person or entity shall be a third - party beneficiary hereof . (u) This Backstop Commitment Letter may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement. [ Remainder of Page Intentionally Left Blank ]

SCHEDULE “A” TERM SHEET See Agreement

SCHEDULE “B” DEFINITIONS Definition Section or Page Number “Additional Subscriptions” Section 2 (2 nd paragraph) “Backstop Commitment Letter” Page 1 (1 st paragraph) “Backstop Party” or “Backstop Parties” Page 1 (1 st paragraph) “Backstopped Shares” Section 2 (1 st paragraph) “CBCA” Page 1 (1 st paragraph) “CBCA Plan” Page 1 (1 st paragraph) “Commitment Fee” Section 9(a) “Commitments” Section 2 (1 st paragraph) “Company” Page 1 (1 st paragraph) “Damages” Section 17(a) “Defaulted Subscription Shares” Section 2 (1 st paragraph) “Defaulting Backstop Party” Section 2 (4 th paragraph) “Determination Date” Section 7(a) “Expenses” Section 17(b) “Funding Fee” Section 9(b) “Indemnifiable Events” Section 17(a) “Indemnified Party” Section 17(a) “Initial Backstop Party” or “Initial Backstop Parties” Page 1 (1 st paragraph) “Just Energy” Page 1 (1 st paragraph) “Just Energy Entity” or “Just Energy Entities” Page 1 (1 st paragraph) “New Equity Offering” Page 1 (1 st paragraph) “New Equity Offering Escrow Account” Section 10(c) “New Equity Subscription Shares” Page 1 (1 st paragraph) “Party” or “Parties” Page 1 (2 nd paragraph) “PATRIOT Act” Section 5(f) “PCMLTFA” Section 5(f) “Primary Commitments” Section 2 (1 st paragraph) “Proceeding” Section 17(b) “Recapitalization Transaction” Page 1 (2 nd paragraph) “Secondary Commitments” Section 2 (1 st paragraph) “Specified Matters” Section 3(d) “Subscription Price” Section 2 (1 st paragraph) “Term Sheet” Page 1 (1 st paragraph) “Transaction Documents” Page 1 (2 nd paragraph) In addition, the following terms used in this Backstop Commitment Letter shall have the following meanings:

- 2 - (a) “ Additional Backstop Parties ” means the Persons permitted to join this Backstop Commitment Letter from time to time in accordance with Sec tion 15 (b) hereof . (b) “ Additional Subscription Amount ” means the subscription amount, expressed in dollars, obtained by subtracting (i) the Minimum Commitment Amount, by (ii) the aggregate amount of the Primary Commitments and the Secondary Commitments of the Backstop Parties ; provided that, if the Additional Subscription Amount as so determined would be less than zero, the Additional Subscription Amount will be deemed to be zero for the purposes of this Backstop Commitment Letter . (c) “ Additional Subscription Shares ” means the number of common shares of the Company issuable pursuant to the CBCA Plan, rounded down to the nearest whole number, obtained by dividing (i) the Additional Subscription Amount, by (ii) the Subscription Price . (d) “ Advisors ” means Torys LLP. (e) “ Affiliate ” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person ; provided, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise . For greater certainty, an Affiliate of a Person shall include such Person’s investment funds and managed accounts and any funds managed or directed by the same investment advisor . (f) “ Alternative Implementation Process ” has the meaning set forth in the Support Agreement. (g) “ Backstop Commitment Allocation ” means, as to any Backstop Party, the backstop purchase commitment, expressed in dollars, of such Backstop Party as set forth on its signature page and on Schedule “C” hereto, as updated from time to time in accordance with the terms hereof . (h) “ Backstop Commitment Pro Rata Share ” means, as to any Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) such Backstop Party’s Backstop Commitment Allocation, by (ii) US $ 73 , 000 , 000 . ( i) “ Business Day ” means each day, other than a Saturday or Sunday or a statutory or civic holiday, that banks are open for business in Toronto and New York. ( j) “ Canadian Dollars ” or “ C$ ” means the lawful money of Canada. (k) “ Canadian Securities Commissions ” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces and territories of Canada, including the TSX .

- 3 - ( l) “ Canadian Securities Laws ” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces and territories of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Backstop Commitment Letter together with applicable published policy statements of the Canadian Securities Administrators, as the context may require . (m) “ CBCA Proceedings ” means the proceedings commenced by the Company under the CBCA before the Ontario Superior Court of Justice (Commercial List) . (n) “ Commissioner ” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to exercise powers of the Commission of Competition . (o) “ Commitment Fee Shares ” means 367 , 040 common shares of the Company issuable pursuant to the CBCA Plan for the aggregate consideration of the Commitment Fee . (p) “ Competition Act ” means the Competition Act (Canada). (q) “ Debt ” means, collectively, the debt outstanding under the Debt Documents. (r) “ Debt Documents ” has the meaning ascribed thereto in the Term Sheet. (s) “ EDGAR ” means the Electronic Data Gathering, Analysis, and Retrieval System. ( t) “ Eligible Securityholder ” has the meaning set forth in the Term Sheet. (u) “ Escrow Agreement ” means an escrow agreement on customary terms and conditions to be entered into in connection with the New Equity Offering, in form and substance acceptable to the Company and the Initial Backstop Parties, each acting reasonably . (v) “ Escrow Deadline ” means the date prescribed in the notice to be provided by the Company to the Backstop Parties pursuant to Section 10 (c) hereof, which date shall be no less than five (5) Business Days prior to the Implementation Date (or such other date as may be agreed by the Company and the Initial Backstop Parties, each acting reasonably) . (w) “ Final Order ” has the meaning set forth in the Term Sheet. (x) “ Funding Fee Shares ” means 489 , 386 common shares of the Company issuable pursuant to the CBCA Plan for the aggregate consideration of the Funding Fee . (y) “ FX Rate ” means the US Dollar/Canadian Dollar exchange rate of $ 0 . 73 US Dollar for each $ 1 Canadian Dollar .

- 4 - (z) “ Governmental Entity ” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation - making organization or entity : (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power . (aa) “ Implementation Date ” means the date on which the Recapitalization Transaction is implemented pursuant to the CBCA Plan in the CBCA Proceedings. ( bb) “ Initial Backstop Commitment Allocation ” means the Backstop Commitment Allocation as between the Initial Backstop Parties upon the execution of this Backstop Commitment Letter . (cc) “ Initial Backstop Commitment Pro Rata Share ” means, as to any Initial Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) such Initial Backstop Party’s Initial Backstop Commitment Allocation, by (ii) US $ 73 , 000 , 000 . ( dd) “ Interim Order ” has the meaning set forth in the Term Sheet. (ee) “ Joinder ” means a written joinder to this Backstop Commitment Letter in a form reasonably consistent with the form attached hereto as Schedule “D”. (ff) “ Law ” or “ Laws ” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity . ( gg) “ Minimum Commitment Amount ” means US$20,350,000. ( hh) “ New Common Shares ” means the New Equity Subscription Shares, the Commitment Fee Shares, the Funding Fee Shares and the Additional Subscription Shares . ( ii) “ New Equity Offering Documentation ” means, collectively, the election forms, subscription agreements and other related documentation reasonably required by the Company and the Initial Backstop Parties to be executed, delivered and/or submitted by Eligible Securityholders in connection with the subscription by such Eligible Securityholders for New Equity Subscription Shares under the New Equity Offering, which shall all be in form and substance acceptable to the Company and the Initial Backstop Parties, each acting reasonably . ( jj) “ New Equity Subscription ” means that number of New Equity Subscription Shares to be offered to Eligible Securityholders pursuant to the CBCA Plan.

- 5 - ( kk) “ New Equity Subscription Deadline ” means the deadline by which Eligible Securityholders must commit to its New Equity Subscription to the Company (or its agent) as set forth herein and in the New Equity Offering Documentation . ( ll) “ New Equity Subscription Funding Deadline ” means the date prescribed in the New Equity Offering Documentation for the funding of the New Equity Subscription by Eligible Securityholders, which date shall be no less than twelve (12) Business Days prior to the Implementation Date (or such other date as may be agreed by the Company and the Initial Backstop Parties, each acting reasonably) . ( mm) “ NI 45 - 106 ” means National Instrument 45 - 106 – Prospectus Exemptions of the Canadian Securities Administrators. ( nn) “ NYSE ” means New York Stock Exchange. ( oo) “ Outside Date ” means October 5, 2020, or such other date as the Company and the Initial Backstop Parties may agree. ( pp) “ Person ” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body . ( qq) “ Preliminary Interim Order ” has the meaning set forth in the Term Sheet. (rr) “ Securities Laws ” means, collectively, Canadian Securities Laws and U.S. Securities Laws. (ss) “ SEDAR ” means the System for Electronic Document Analysis and Retrieval. ( tt) “ Shares ” means, collectively, the existing common and preferred shares of Just Energy. ( uu) “ Specified Tax Jurisdiction ” means Canada and each other jurisdiction in which the Company or, if applicable, its Affiliates are organized or otherwise considered to be a resident for tax purposes or from which the Company or, if applicable, its Affiliates, make a payment . ( vv) “ Support Agreement ” means the support agreement dated as of July 8, 2020, among the Initial Backstop Parties and the Company. ( ww) “ TSX ” means Toronto Stock Exchange. ( xx) “ U . S . Securities Act ” means the United States Securities Act of 1933 , as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute . ( yy) “ U.S. Securities Commission ” means the United States Securities and Exchange Commission.

- 6 - (zz) “ U . S . Securities Exchange Act ” means the United States Securities Exchange Act of 1934 , as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute . (aa a ) “ U . S . Securities Laws ” means, collectively, the U . S . Securities Act, the U . S . Securities Exchange Act and the rules and regulations of the U . S . Securities Commission and the NYSE, and all applicable U . S . state securities laws . ( bbb) “ Unsubscribed Shares ” means the aggregate number of New Equity Subscription Shares, less the aggregate number of New Equity Subscription Shares to be issued pursuant to the New Equity Subscriptions submitted to the Company on or before the New Equity Subscription Deadline . (cc c ) “ US Dollars ” or “ US$ ” means the lawful money of the United States of America.

SCHEDULE “C” BACKSTOP COMMITMENT ALLOCATION Backstop Party Backstop Commitment Allocation LVS III GP LLC OC II LVS XIV LP HVS XVI LLC TOCU XVII LLC Sagard Credit Partners, LP Sagard Credit Partners (Cayman), LP

SCHEDULE “D” FORM OF JOINDER This Joinder to the Backstop Commitment Letter (this “ Joinder ”) is made as of [ ], 2020 (the “ Joinder Date ”), by and among [ ] (the “ Joining Backstop Party ”), Just Energy Group Inc . (the “ Company ”) and the Backstop Parties (as defined in the Backstop Commitment Letter (as defined below)) in consideration of the mutual covenants herein contained and benefits to be derived herefrom . RECITALS: A. Reference is made to a certain Backstop Commitment Letter dated as of [ ], 2020 (as amended, modified, supplemented or restated and in effect from time to time, the “ Backstop Commitment Letter ”), by and among the Backstop Parties party thereto and the Company . All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Backstop Commitment Letter ; B. The Joining Backstop Party desires to become a party to, and to be bound by the terms of, the Backstop Commitment Letter. C. Pursuant to the terms of the Backstop Commitment Letter, in order for the Joining Backstop Party to become party to the Backstop Commitment Letter, the Joining Backstop Party is required to execute this Joinder . NOW, THEREFORE , in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows : 1. Joinder and Assumption of Obligations . Effective as of the Joinder Date, the Joining Backstop Party hereby acknowledges that it has received and reviewed a copy of the Backstop Commitment Letter, and acknowledges and agrees to : (a) join in the execution of, and become a party to, the Backstop Commitment Letter as an Additional Backstop Party thereunder, as indicated with its signature below ; (b) subject to section (c) below, be bound by all agreements of the Backstop Parties under the Backstop Commitment Letter with the same force and effect as if such Joining Backstop Party was a signatory to the Backstop Commitment Letter and was expressly named as a Backstop Party therein ; and (c) assume all rights and interests and perform all applicable duties and obligations of the Backstop Parties under the Backstop Commitment Letter other than those expressed

- 2 - therein to be solely the rights, interests, duties and obligations of the Initial Backstop Parties. 2. Ratification . Except as specifically amended by this Joinder, all of the terms and conditions of the Backstop Commitment Letter shall remain in full force and effect as in effect prior to the date hereof, without releasing any obligors thereon . 3. Miscellaneous . (a) This Joinder may be executed by electronic means and in one or more counterparts, all of which shall be considered one and the same agreement . This Joinder will become effective upon the execution thereof by the Company, the Joining Backstop Party and the Backstop Parties party to the Backstop Commitment Letter as of the Joinder Date . (b) This Joinder expresses the entire understanding of the parties with respect to the transactions contemplated hereby . No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof . (c) Any determination that any provision of this Joinder or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder . (d) The Joining Backstop Party represents and warrants that the Joining Backstop Party has consulted with independent legal counsel of its selection in connection with this Joinder and is not relying on any representations or warranties of any other Backstop Party or the Company or their respective counsel in entering into this Joinder . The Joining Backstop Party represents and warrants to each other Backstop Party and the Company that such Joining Backstop Party, together with its Affiliates, holds on the Joinder Date the aggregate principal amount of Debt and number of Shares specified on the signature pages hereto . (e) This Joinder is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law . Each party to this Joinder submits to the jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Joinder . The parties to this Joinder shall not raise any objection to the venue of any proceedings in such court, including the objection that the proceedings have been brought in an inconvenient forum . [ Remainder of page intentionally left blank ]

IN WITNESS WHEREOF , each of the undersigned has caused this Joinder to be duly executed and delivered as of the date first set forth above. Name of Joining Backstop Party: Per: Na m e: T itl e : A dd re ss: Backstop Commitment Allocation (in US$): Exhibit “A” Name of Joining Backstop Party: Debt Principal Amount C$370 Million Credit Agreement Debt US$250 Million Term Loan Agreement Debt C$160 Million Convertible Debentures C$100 Million Convertible Debentures US$150 Million Convertible Bonds Equity Number of Shares Common Shares Preferred Shares

Acknowledged and agreed: JUST ENERGY GROUP INC. Per: Name: Title: [BACKSTOP PARTIES] Per: Name: Title:

3 01 6 71 3 7 .2 LEGAL_1:61538669.10 SCHEDULE “C” CREDIT AGREEMENT AMENDMENT TERM SHEET

CONFIDENTIAL SUMMARY OF TERMS AND CONDITIONS July 8, 2020 This Summary of Terms and Conditions (“ Summary ”) is for convenience of reference only and is subject to formal credit and underwriting approvals . This document may be used solely for discussion purposes only and cannot be construed as creating an obligation to advance funds or to reach an agreement on definitive terms and conditions . This Summary represents an outline of the basis on which the Lenders are prepared to provide its commitment under the Credit Facilities . The Credit Facilities will only be established upon completion of definitive loan documentation, including, without limitation, a ninth amended and restated credit agreement (the “ Ninth Amended and Restated Credit Agreement ”), which will contain the terms and conditions set out in this Summary in addition to such other representations, warranties, covenants, indemnities, defaults, and other terms and conditions (including increased costs . reserve, tax, capital adequacy, currency of payment and other provisions) as the Lenders may reasonably require . Reference is made to the eighth amended and restated agreement dated as of April 18 , 2018 among Just Energy Ontario L . P . and Just Energy (U . S . ) Corp, as Borrowers, NBC as Administrative Agent and the Lenders party thereto, as amended, supplemented or otherwise modified from time to time to the date hereof (the “ Existing Credit Agreement ”) . Capitalized terms used but not otherwise defined herein shall have the meanings given to them in an eighth amendment to eighth amended and restated credit agreement and consent agreement dated as of July 8 , 2020 (the “ Eighth Amendment ”), either directly or by reference to the Existing Credit Agreement, as the context may require . Borrowers : As per the Existing Credit Agreement . MT DOCS 20537438v9 Guarantors: As per the Existing Credit Agreement with the addition of 12175592 Canada Inc., JE BPO Services LLP, JE Services Holdco I Inc. and JE Services Holdco II Inc. (collectively, the “ Additional Guarantors ”). Administrative Agent: National Bank of Canada (“ NBC ”). Lenders: As per the Existing Credit Agreement. Maximum Facility Amounts: (i) Cdn . $ 335 , 000 , 000 , on the Effective Date (as defined below) to and including March 30 , 2021 , (b) Cdn . $ 300 , 000 , 000 , from and including March 31 , 2021 to and including September 29 , 2021 (c) Cdn . $ 265 , 000 , 000 , from and including September 30 , 2021 to and including March 30 , 2022 , (d) Cdn . $ 230 , 000 , 000 , from and including March 31 , 2022 to and including September 29 , 2022 , (e) Cdn . $ 195 , 000 , 000 , from and including September 30 , 2022 to and including March 30 , 2023 , (f) Cdn . $ 160 , 000 , 000 from and including March 31 , 2023 to and including September 29 , 2023 , and (g) Cdn . $ 125 , 000 , 000 from and including

CON F IDENTIAL JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. September 30 , 2023 to the Maturity Date, as such amount may be additionally reduced pursuant to the “Prepayments and Repayments” described below (the “ Maximum Facility Amount ”) ; and (ii) Deletion of accordion provisions contained in Section 2.04 of the Existing Credit Agreement. Borrowing Base: As per the Existing Credit Agreement. Prepayments and Repayments: As per the Existing Credit Agreement, subject to the following: (i) Monthly/quarterly clean down requirement in Section 6.06 of the Existing Credit Agreement to be deleted; (ii) Mandatory repayments of outstanding Advances under the Credit Facilities, if necessary, to permanently reduce the Maximum Facility Amount by the aggregate amount of Cdn . $ 245 , 000 , 000 as follows (the “ Scheduled Mandatory Repayments ”) : (a) Cdn.$35,000,000 on the Effective Date; (b) Cdn.$35,000,000 on March 31, 2021; (c) Cdn.$35,000,000 on September 30, 2021; (d) Cdn . $ 35 , 000 , 000 on March 31 , 2022 ; (e) Cdn . $ 35 , 000 , 000 on September 30 , 2022 ; (f) Cdn . $ 35 , 000 , 000 on March 31 , 2023 ; and (g) Cdn . $ 35 , 000 , 000 on September 30 , 2023 . (iii) If (A) the shares or equity interests held by any Obligor in (B) the shares or equity interests held in or (C) any property or assets of the Filter Group, in any such case, are sold, there shall be additional reductions in the Maximum Facility Amount beyond the Scheduled Mandatory Repayments (applied pro rata to the Revolving Facilities and the LC Facility (a “ Commitment Reduction ”)) in the amount of the net after - tax proceeds from the sale of and/or the shares, equity interests, property or assets of t Each Commitment - 2 - MT DOCS 20537438v9

CONFIDENTIAL JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. Reduction shall take effect 2 Business Days following the receipt of such proceeds (the aggregate amount of such reduction shall be an “ Asset Sale Reduction ”) . (iv) On November 30 , 2021 , there shall be an additional Commitment Reduction (an “ EBITDA Test Reduction ”) of the amount, if any, equal to the lesser of : (a) Cdn . $ 30 , 000 , 000 less the total of Asset Sale Reductions as of November 30 , 2021 , and (b) the sum of the trailing five quarters’ EBITDA to September 30 , 2021 less Cdn . $ 176 , 000 , 000 . (v) Following November 30 , 2021 , any incremental Asset Sale Reduction resulting from the net after - tax proceeds of a sale of shall be limited such that the resulting sum of total Asset Sale Reductions plus EBITDA Test Reductions shall not exceed the greater of (a) Cdn . $ 30 , 000 , 000 , and (b) cumulative net after - tax proceeds from the sale of . (vi) Net proceeds from any other asset sales in an amount greater than $ 500 , 000 per annum to be applied to permanently reduce the Credit Facilities and the Lenders’ commitments thereunder beyond the Scheduled Mandatory Repayments and Commitment Reductions . Maturity: December 31, 2023 (the “ Maturity Date ”). P u r po s e: As per Existing Credit Agreement. Availability: As per Existing Credit Agreement. CDOR and LIBOR transition/discontinuation language to be included. F ee s : As per the fee letter dated as of the date hereof between the Borrowers and the Agent. In addition, if the Credit Facilities are not fully refinanced before December 31, 2022, the Lenders shall be paid a fee of , such fee to be due and payable on the first Business Day thereafter. Closing Date: The date upon which the “Conditions Precedent” described below have been satisfied or waived by the Lenders in their sole discretion (the “ Effective Date ”). G eneral Terms and Conditions - 3 - MT DOCS 20537438v9

CON F IDENTIAL JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. Credit, Usage and Stand - by Margins: To be updated as follows (which, for greater certainty, shall be effective as of the date of the Eighth Amendment): Documentation: Credit to be documented as an amendment and restatement of the Existing Credit Agreement. Security: As per Existing Credit Agreement, subject to the following: (i) General security agreement and guarantee from each of the Additional Guarantors. (ii) Share pledges from each of JE Services Holdco I Inc. and JE Services Holdco II Inc. in respect of the shares of JE BPO Services LLP; (iii) Deletion of the Borrowers’ ability to designate a Restricted Subsidiary as an Unrestricted Subsidiary; (iv) Amendment and restatement of the existing general security agreements and guarantees granted by the Obligors; and (v) Confirmations of all of the other existing guarantees, security and subordination agreements from Borrowers and Guarantors. Intercreditor: As per the Existing Credit Agreement. Condi t ions Prec e d ent: As per the Existing Credit Agreement, subject to the following: (i) receipt of Final Order approving the Plan in respect of JustEnergy pursuant to the Proceedings; (ii) successful implementation of the Plan in form and substance - 4 - MT DOCS 20537438v9

CON F IDENTIAL JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. satisfactory to all of the Lenders; - 5 - MT DOCS 20537438v9 (iii) successful completion of the equity offering of the common shares of JustEnergy for aggregate proceeds in an amount not less than Cdn . $ 100 , 000 , 000 ; (iv) successful refinancing/replacement debt for the 2018 Subordinated Debt and UK Convertible Bonds in accordance with the Plan (the “ 2020 Subordinated Debt ”), together with a subordination and postponement agreement in favour of the Agent, all of which will be on terms and conditions acceptable to all of the Lenders (including, without limitation, that the maturity date of the 2020 Subordinated Debt shall be no earlier than March 31 , 2024 ) ; (v) negotiation, execution and delivery of definitive credit documents (including the Ninth Amended and Restated Credit Agreement); (vi) receipt of all necessary corporate, governmental and other third party approvals (including credit approvals for each of the Lenders) in respect of the Plan, the Ninth Amended and Restated Credit Agreement and the other Credit Documents ; (vii) payment of all fees and expenses on or before the Effective Date; (viii) no Material Adverse Effect, Pending Event of Default or Event of Default; (i x ) receipt of legal opinions from the Obligors’ counsel in form and substance satisfactory to Lenders’ Counsel; (x) receipt of all relevant information to complete all know your customer and anti - money laundering due diligence; and ( x i) any other conditions that are customary for a transaction of this nature and type in the reasonable opinion of the Lenders. Representations & Warranties: As per the Existing Credit Agreement. For greater certainty, the Borrowers shall provide and deliver an updated set of disclosure schedules to the Existing Credit Agreement. Reporting Requirem e nt s : As per the Existing Credit Agreement, subject to the following: (i) Cash flow forecast provided to Lenders every 4 weeks together with a variance report; and (ii) Requirement for bi - monthly call with Lenders and updates on strategic

CON F IDENTIAL JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. review process (once commenced). - 6 - MT DOCS 20537438v9 Affi r ma t i ve Covenants: As per the Existing Credit Agreement, subject to the following: (i) JustEnergy and the Borrowers are to initiate a process for refinancing of the Credit Facilities satisfactory to the Lenders by June 30, 2022. (ii) Delete the reinsurance program covenant contained in Section 9.01(30) of the Existing Credit Agreement; and (iii) Delete the prospectus renewal covenant contained in Section 9.01(31) of the Existing Credit Agreement. Financial Covenants: (i) Maximum consolidated Senior Debt to EBITDA Ratio as follows: Fiscal Quarter Senior Debt to EBITDA Ratio September 30, 2020 - December 31, 2020 2.20: 1 March 31, 2021 - June 30, 2021 2.05:1 September 30, 2021 - December 31, 2021 1.80:1 March 31, 2022 - June 30, 2022 1.55:1 September 30, 2022 - Maturity Date 1.50:1 (ii) Minimum trailing four Fiscal Quarter EBITDA of $112,500,000.

CON F IDENTIAL JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. Negative Covenants - 7 - MT DOCS 20537438v9 As per the Existing Credit Agreement, subject to the following: (i) Revise “Permitted Distributions” to permit semi - annual payments of interest and fees (including, without limitation, the fees referred to in the payment letter dated as of October 30 , 2018 between JustEnergy and the Sagard Lenders) in respect of the 2020 Subordinated Debt (“ Sagard Interest Payments ”) in the following manner : (a) one hundred percent ( 100% ) of any Sagard Interest Payment shall be made in kind (not in cash) and added and capitalized to the principal of the 2020 Subordinated Debt then outstanding (“ Paid in Kind ”), unless (A) the “Average Senior Debt” to EBITDA ratio at the end of the Fiscal Quarter immediately preceding the Fiscal Quarter, in which such Sagard Interest Payment is due is less than 1 . 00 : 1 (the “ Leverage Ratio Test ”), (B) the amount of cash on hand plus the availability under the Credit Facilities (the “ Buying Power ”) at the time of making such Sagard Interest Payment, after taking into account the amount required to make such Sagard Interest Payment in cash, would be on a pro forma basis equal to or greater than Cdn . $ 65 , 000 , 000 (the “ Liquidity Test ”), (C) the due date for such Sagard Interest Payment is on or after March 31 , 2022 ; and (D) no Pending Event of Default or Event of Default has occurred or will arise as a result of making such Sagard Interest Payment ; (b) all of the Sagard Interest Payments that are due and payable on a date that is prior to March 31 , 2022 shall be Paid in Kind, and under no circumstances shall any Sagard Interest Payment (or any portion thereof) be paid in cash before March 31 , 2022 ; (c) in the event that both the Leverage Ratio Test and the Liquidity Test are satisfied (A) with respect to the Sagard Interest Payment that is due and payable on March 31 , 2022 , fifty percent ( 50% ) of such payment can be made in cash, with the remaining fifty percent ( 50% ) to be Paid in Kind ; (B) with respect to the Sagard Interest Payment that is due and payable on September 30 , 2022 , fifty percent ( 50% ) of such payment can be made in cash, with the remaining fifty percent ( 50% ) to be Paid in Kind ; (C) with respect to the Sagard Interest Payment that is due and payable on March 31 , 2023 , one hundred percent ( 100% ) of such payment can be paid in cash ; and (D) with respect to the Sagard Interest Payment that is due and payable on September 30 , 2023 , one hundred percent ( 100% ) of such payment can be paid in cash ; and (d) for the purpose of this clause (i), the “Average Senior Debt” used for the calculation of the Leverage Ratio Test shall be the simple

CONFIDENTIAL JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP. average of the amount of Senior Debt less cash on hand as at the end of each day in the Fiscal Quarter immediately preceding the Fiscal Quarter in which the applicable Sagard Interest Payment is due and payable . (ii) No Distributions (including, for greater certainty, any dividends on and redemption of any equity interests) are to be made in cash other than the Permitted Distribution in respect of the 2020 Subordinated Debt (as defined below) in accordance with clause (i) above; (iii) Delete the concept of Distributable Free Cashflow; (iv) Remove $ 100 Million Convertible Debentures, $ 160 Million Convertible Debentures, High Yield Debt, UK Convertible Bonds and the 2018 Subordinated Debt as “Permitted Debt” ; (v) Subject to Section 9.04(4) of the Existing Credit Agreement, add the 2020 Subordinated Debt to the definition of “Permitted Debt”; (vi) Subject to the mandatory repayments provisions described above and on terms satisfactory to the Lenders, permit the sale of ; (vii) Permit the Obligors to change their fiscal year ends to December 31; (viii) Limit Financial Assistance provided to Unrestricted Subsidiaries at any time to a maximum aggregate amount of US $ 3 , 000 , 000 after June 30 , 2020 ; (i x ) Provide that (a) Fin/Phys transactions can only be used for business purposes, (b) the net balance thereof is limited to no more than in each calendar month, and (c) the daily Fin/Phys transaction volume is limited to ; (x) Prohibit extension of the payment terms in existence between (a) the Obligors, and (b) the Shell Energy Entities and the Other Commodity Suppliers (each as defined in the Intercreditor Agreement) ; ( x i) ( x ii) Provide that no new key employee retention programs may be established without Lender consent; and P e r m i tted U nr e s t r ic t ed S u b s idia r y D ebt to be redu c ed t o Cdn.$7,500,000 in the aggregate at any time; (xiii) Prohibit making of any Acquisition; and (xiv) Permit the Obligors to accumulate or maintain cash or Cash Equivalent - 8 - MT DOCS 20537438v9

CONFIDENTIAL

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

	in an aggregate amount up to Cdn.$65,000,000.
Events of Default:	As per the Existing Credit Agreement.
Assignments & Participations:	As per the Existing Credit Agreement.
General Indemnities:	As per the Existing Credit Agreement.
Environmental Indemnities:	As per the Existing Credit Agreement.
Costs:	As per the Existing Credit Agreement.
Increased Costs:	As per the Existing Credit Agreement.
Majority Lenders:	As per the Existing Credit Agreement.
Governing Law:	As per the Existing Credit Agreement.

- 9 -

MT DOCS 20537438v9

30140548.5 LEGAL_1:61535341.14 SCHEDULE B DEFINITIONS “ Advisors ” means Torys LLP, as legal advisors to the Lenders. “ Business Day ” means each day, other than a Saturday or Sunday or a statutory or civic holiday, on which banks are open for business in Toronto, Ontario . “Debt ” means, collectively, the debt outstanding under the Debt Documents. “ Debt Documents ” has the meaning ascribed thereto in the Term Sheet. “ EDGAR ” means the Electronic Data Gathering, Analysis, and Retrieval System. “ Effective Date ” means the date on which the Recapitalization Transaction is implemented pursuant to the Plan . “ Final Order ” means a final order of the Court pursuant to the CBCA, in form and substance satisfactory to the Company and the Lenders, acting reasonably, that, inter alia , approves the Plan . “ Governmental Entity ” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation - making organization or entity : (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them ; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power . “ Interim Order ” means an interim order of the Court pursuant to the CBCA in form and substance acceptable to the Company and Lenders, acting reasonably, that, inter alia , approves the calling for applicable meetings to consider and vote on the Plan . “ Just Energy Board ” means the board of directors of Just Energy. “ Law ” or “ Laws ” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity . “ Material Adverse Change ” means any change, development, occurrence or event occurring up to and including the Effective Date which materially and adversely affects, or is reasonably expected to materially and adversely affect, (i) the financial condition, performance or prospects

3 01 4 05 4 8 .5 - 2 - of the Company and its material subsidiaries (taken as a whole) ; (ii) the business, operations, property or assets of the Company and its material subsidiaries (taken as a whole) ; or (iii) the ability to implement the Plan, Recapitalization Transaction or other transaction in an Alternative Implementation Process, excluding : (a) any change in applicable accounting standards ; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets ; (c) any change affecting any of the industries in which the Company operates, including changes in exchange rates or commodity prices ; (d) any natural disaster ; (e) any change resulting from the execution, announcement, or performance of the Term Sheet, this Support Agreement, the Backstop Agreement, the Plan or any other related agreement and the consummation of the Recapitalization Transaction (other than material damage to relationships with customers, suppliers or sureties) ; (f) any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade, or the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether there has been a Material Adverse Change) ; (g) any change primarily resulting from COVID - 19 or (h) any action taken by the Company in accordance with the Proceedings, Term Sheet, this Support Agreement, the Backstop Agreement or the Plan (except that which has caused material damage to relationships with customers, suppliers or sureties) ; provided, however, that with respect to clauses (a) through to and including (d) and (g), such matter does not have a materially disproportionate effect on the Company and its material subsidiaries (taken as a whole), relative to other comparable companies or entities operating in the markets and in the industries in which the Company and its material subsidiaries operate . “ Material Contract ” means each contract, instrument or document (including any amendment to any of the foregoing) of the Company or any of its material subsidiaries that is material to the business of the Company and its material subsidiaries, taken as a whole . “ Outside Date ” means October 5 , 2020 , or such other date as the Company and the Lenders may agree . “ Person ” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body . “ Preliminary Interim Order ” means a preliminary interim order of the Court pursuant to the CBCA in form and substance acceptable to the Company and Lenders, acting reasonably, that, inter alia , provides for a stay of proceedings in favour of the Company . “ SEDAR ” means the System for Electronics Document Analysis and Retrieval . “ Shares ” means, collectively, common and preferred shares of Just Energy . LEGAL_1:61535341.14

3 01 4 05 4 8 .5 - 3 - “ Term Loan Agreement ” means the loan agreement dated as of September 12 , 2018 , between the Company, the Lenders and National Bank of Canada, as administrative agent, amended, restated, supplemented or otherwise modified . LEGAL_1:61535341.14

3 01 4 05 4 8 .5 - 4 - SCHEDULE C  at all times following the Effective Date but subject to a mutually satisfactory transition process and period of not more than thirty (30) days, the Lenders shall be entitled to designate one individual for election or appointment to the Just Energy Board or, whenever the Lenders collectively hold twenty percent ( 20% ) or more of the Company’s Common Shares, the Lenders shall be entitled to designate two individuals for election or appointment to the Just Energy Board, all in addition to such rights of nomination as the Lenders have under the amended Term Loan Agreement attached as Schedule A to the Term Sheet ;  the size of the Just Energy Board shall be capped at no more than seven persons;  the offices of the Company’s Chief Executive Officer and Chair of the Just Energy Board shall be held by different persons ;  registration rights: o All Common Shares of the Company held by the Lenders will be deemed “Registrable Securities . ” o Commencing six months following the Effective Date, persons holding not less than 50 % of the Registrable Securities may request up to two (consummated) U . S . registrations and/or Canadian prospectus qualifications by the Company of their shares in either the United States or Canada as such persons may elect . The aggregate minimum amount to be registered in any such registration may not be less than C $ 25 million . A registration will count for this purpose only if (i) all Registrable Securities requested to be registered are registered and sold, and (ii) it is closed, or withdrawn at the request of the Lenders (other than as a result of a material adverse change to the Company) . o The holders of Registrable Securities will be entitled to “piggyback” registration rights on all registration statements and/or Canadian prospectus filings of the Company, subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered on a pro rata basis if the underwriters determine the full number of shares cannot be sold after taking into account the number of shares proposed to be sold by the Company, which will have priority over any other sales . In all events, the shares to be registered by holders of Registrable Securities will be reduced only after all other shareholders’ shares are reduced . o The Company shall not be obligated to effect any registration if (i) the effect of any registration would materially impede the ability of Company to consummate a significant transaction or (ii) there exists at the time material non - public information relating to the Company the disclosure of which would be seriously LEGAL_1:61535341.14

3 01 4 05 4 8 .5 - 5 - detrimental to the Company; provided that no registration may be delayed or deferred for longer than a six (6) month period. o The registration expenses (exclusive of share transfer taxes, underwriting discounts and commissions) will be borne by the Company . The Company will also pay the reasonable fees and expenses of one special counsel to represent all the participating shareholders . o The registration rights shall no longer apply when a Lender’s ownership of the Company’s Common Shares is below 10 % of the Company’s issued and outstanding Common Shares unless such Lender determines, acting reasonably, that it may be part of a control block . LEGAL_1:61535341.14